SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

Biosite Incorporated
(Name of Subject Company)
Biosite Incorporated
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

090945 10 6
(CUSIP Number of Class of Securities)

Kim D. Blickenstaff
Chairman and Chief Executive Officer
Biosite Incorporated
9975 Summers Ridge Road
San Diego, California 92121
(858) 805-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With copies to:

David B. Berger, Esq. Vice President, Legal Affairs Biosite Incorporated 9975 Summers Ridge Road San Diego, California 92121 (858) 805-2000	Frederick T. Muto, Esq. Jason L. Kent, Esq. Cooley Godward Kronish LLP 4401 Eastgate Mall San Diego, California 92121 (858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Subject Company.  The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Biosite Incorporated, a Delaware corporation (“Biosite” or the “Company”). The address of the principal executive offices of the Company is 9975 Summers Ridge Road, San Diego, California 92121, and its telephone number is (858) 805-2000.

(b) Class of Securities.  The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.01 par value per share, of the Company (the “Common Stock”), including the associated rights to purchase Series A Participating Preferred Stock, $0.01 par value per share, of the Company (the “Rights”), issued pursuant to the rights agreement (the “Rights Agreement”), dated October 22, 1997, as amended, between the Company and American Stock Transfer & Trust Company, a New York banking corporation, as the rights agent (the “Rights Agreement”). As of the close of business on May 11, 2007, there were 17,142,895 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address.  The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above.

(b) Tender Offer.  This Schedule 14D-9 relates to a tender offer by Inca Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Inverness Medical Innovations, Inc., a Delaware corporation (“Inverness”), disclosed in a Tender Offer Statement on Schedule TO, dated May 29, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock at a purchase price of $92.50 per share in cash, without interest, less any applicable withholding taxes, plus if the first time that Purchaser accepts for payment any Common Stock tendered pursuant to the Offer (as defined below) (the “Acceptance Time”) shall not have occurred on or prior to Monday, July 2, 2007 (the “Target Date”), an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Acceptance Time (the “Offer Price”). Such tender offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on May 29, 2007. Copies of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated May 17, 2007 (as such agreement may be amended from time to time, the “Merger Agreement”), by and among Inverness, Purchaser and the Company. The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company (the “Merger”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (a) the Company, Inverness, Purchaser or any other wholly-owned subsidiary of Inverness, which will cease to exist with no consideration to be paid in exchange therefor, and (b) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the Effective Time of the Merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of Inverness. A copy of the Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

As set forth in the Schedule TO, the address of the principal executive offices of Inverness and Purchaser is 51 Sawyer Road, Suite 200, Waltham, Massachusetts 02453, and their telephone number is (781) 647-3900.

Item 3.	Past Contracts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), as of the date hereof, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates; or (ii) Inverness, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the Merger Agreement to designate persons to the board of directors of the Company (the “Biosite Board”) after acquiring a majority of the Common Stock pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”).

(a)	Arrangements with Current Executive Officers and Directors of the Company.

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”), a provision to eliminate the personal liability of its directors for monetary damages to the fullest extent under DGCL. In addition, the bylaws of the Company, as amended and restated (the “Bylaws”) provide that the Company is required to indemnify its directors and officers to the fullest extent not prohibited by the DGCL, subject to specified limitations, and is required to advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore and delivery of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified pursuant to the DGCL, the Charter and the Bylaws.

The Company also has entered into indemnity agreements with each of its directors and executive officers which provide that the Company is required, subject to certain limitations, to indemnify and hold harmless each of its directors and executive officers that are parties to such an indemnity agreement to the fullest extent authorized or permitted by the provisions of the Charter, the Bylaws and the DGCL. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

Pursuant to the Merger Agreement, Inverness has agreed to cause the surviving corporation in the Merger (the “Surviving Corporation”) to honor in all respects (i) the obligations of the Company and its subsidiaries pursuant to each indemnification agreement in effect on the date of the Merger Agreement between the Company or any of its subsidiaries and any of the directors and executive officers that are parties to such an indemnification agreement and (ii) the indemnification provision and any exculpation provision in favor of any of the Company’s directors and officers that are set forth in the Company’s Charter or Bylaws or the equivalent organizational documents of the Company’s subsidiaries in effect as of the date of the Merger Agreement.

The Merger Agreement further provides that through the sixth anniversary of the Effective Time, subject to specified exceptions, Inverness will cause the surviving corporation in the Merger to maintain in effect, for the benefit of the Company’s directors and officers that are insured under the Company’s current directors’ and officers’

liability insurance policy in effect as of the date of the Merger Agreement (the “D&O Insurance Policy”), the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the D&O Insurance Policy; provided, however, that in no event shall the surviving corporation be required to expend an aggregate amount in excess of 200% of the annual premium currently payable by the Company with respect to the D&O Insurance Policy. The Merger Agreement provides further that at any time prior to the Effective Time, the Company may purchase, and shall purchase at the request of Inverness, a “tail” prepaid policy on the D&O Insurance Policy covering a period of six years from the Effective Time; provided that the aggregate amount of such tail policy is less than 200% of the annual premium currently payable by the Company with respect to the D&O Insurance Policy (the “Tail Policy”). In the event that the Company shall purchase the Tail Policy prior to the Effective Time, Inverness will cause the surviving corporation to maintain such Tail Policy in full force and effect and continue to honor its respective obligations thereunder through the sixth anniversary of the Effective Time.

Change of Control Arrangements with Current Executive Officers

In October 2004, the Biosite Board adopted a Change in Control Severance Benefit Plan (the “Severance Plan”) to provide severance benefits upon selected terminations of service in connection with a Change in Control (as defined in the Severance Plan) to certain eligible individuals, currently including the following executive officers of the Company:

Name	Position

Kim D. Blickenstaff	Chairman and Chief Executive Officer
Kenneth F. Buechler, Ph.D.	Director, President and Chief Scientific Officer
Robert Anacone	Senior Vice President, Worldwide Marketing and Sales
Christopher R. Hibberd	Senior Vice President, Corporate Development
Christopher J. Twomey	Senior Vice President, Finance and Chief Financial Officer
Gunars E. Valkirs, Ph.D.	Senior Vice President, Biosite Discovery
Gary A. King	Vice President, International Operations
Nadine E. Padilla	Vice President, Corporate and Investor Relations

In addition to the above-named executive officers, various other non-executive officers and employees and all of the Company’s non-employee directors are participants under the Severance Plan.

The Severance Plan provides that if an eligible employee is terminated for any reason other than for Cause or resigns for Good Reason (each as defined in the Severance Plan) within two months prior to or 13 months following a Change in Control, the employee would, subject to certain conditions (including the execution of a general release of all claims against the Company (the “Waiver”)), continue to receive his or her base salary and health insurance benefits for a specified period following the Change in Control. For the Company’s Chief Executive Officer and President, this period will be 24 months; for the Company’s Vice Presidents, this period will be 18 months; and for other eligible employees, this period will be as determined by the Compensation Committee of the Biosite Board, but will not exceed 24 months. In addition, such employee would receive immediate full vesting of all stock options and other equity awards and would be entitled to exercise all of his or her stock options for 24 months beyond the original post-termination exercise period set forth in such employee’s stock option agreement.

The Severance Plan also provides that each of the Company’s non-employee directors would receive immediate full vesting of all stock options and other equity awards in the event such director is terminated or resigns concurrently with or following a Change in Control. In addition, each of the Company’s non-employee directors would be entitled to exercise all of his or her stock options for 24 months beyond the original post-termination exercise period set forth in such director’s stock option agreement.

The payments and benefits described above are subject to certain reductions and offsets if, for example, the eligible employee or non-employee director received severance benefits from the Company pursuant to any other policy, program, plan or arrangement. In addition, if the total amount of payments and benefits under the Severance Plan would cause the eligible employee or non-employee director to incur “golden parachute” excise tax liability in connection with the Change in Control, then the payments and benefits will be reduced to the extent necessary to leave him or her in a better after-tax position than if no such reduction had occurred. The Severance Plan does not provide for any tax “gross-up” payments to the eligible employees or non-employee directors.

All benefits under the Severance Plan would terminate immediately with respect to an eligible employee or non-employee director if that eligible employee or non-employee director (i) engages in the unauthorized use or disclosure of the Company’s material confidential information, material trade secrets or material proprietary information under any written agreement under which the eligible employee or non-employee director has such an obligation to the Company that survives their termination of service to the Company, (ii) engages in any prohibited or unauthorized competitive activities, or prohibited or unauthorized solicitation or recruitment of employees, in violation of any written agreement under which an eligible employee or non-employee director has such an obligation to the Company that survives their termination of service to the Company; (iii) violates any term or condition of the Severance Plan; or (iv) violates any term or condition of the Waiver.

The description above is qualified in its entirety by reference to the Severance Plan, which is filed as Exhibit (e)(3) hereto and is incorporated herein by reference.

Acceleration of Option Vesting

Pursuant to the Merger Agreement, each option to purchase Common Stock (a “Company Option”), other than any options granted under the Company’s Employee Stock Purchase Plan (the “ESPP”) and Company Options held by Kim D. Blickenstaff, Kenneth F. Buechler, Ph.D. and Gunars E. Valkirs, Ph.D., outstanding immediately prior to the Effective Time will become fully vested and exercisable in full at the Effective Time; provided, however, that, to the extent consistent with applicable legal requirements, any Company Option held by a person who, immediately prior to the Effective Time, does not have a status that entitled such person to accrue service towards increased vesting in such Company Option (such as a person on a leave of absence or a part-time employee) will not become fully vested and exercisable unless and until such person returns to a status that would entitle such person to accrue service towards increased vesting in such Company Option.

Assumption of Options

Each Company Option outstanding as of the Effective Time will be assumed by Inverness and converted into a fully-vested and exercisable option to acquire shares of Inverness common stock (“Inverness Shares”), par value $0.001 per share (the “Assumed Options”). Each Assumed Option will continue to be subject to the terms and conditions (other than vesting and exercisability terms as modified by the Merger Agreement) set forth in the applicable Company equity incentive plan and the option agreement evidencing such Company Option, except that the exercise price and number of Inverness Shares subject to each Assumed Option will be determined as follows: (i) the number of Inverness Shares subject to such Assumed Option shall be equal to the product of (x) the number of shares of Common Stock subject to the original Company Option and (y) the Option Conversion Ratio (as defined below), with fractional shares rounded down to the nearest whole share and (ii) the per-share exercise price of such Assumed Option shall be equal to (x) the per-share exercise price of the original Company Option immediately prior to the Effective Time divided by (y) the Option Conversion Ratio, rounded up to the nearest whole cent.

The “Option Conversion Ratio” shall mean the quotient, calculated to five decimal places, obtained by dividing (x) the Offer Price by (y) the most recent closing per-share price of the Inverness Shares as listed on the American Stock Exchange (the “Inverness Share Price”) at the Effective Time.

Notwithstanding the foregoing, in the event that the conversion of a Company Option as set forth above would result in a per-share exercise price of the corresponding Assumed Option of less than three percent of the Inverness Share Price at the Effective Time, then such Company Option shall be cancelled and terminated in exchange for a cash payment (without interest) equal to the aggregate excess, if any, of the Offer Price over the exercise price of such Company Option immediately prior to the Effective Time.

As of May 11, 2007, the Company’s directors and executive officers held in the aggregate options to purchase 1,860,845 shares of Common Stock, 282,330 of which were unvested as of that date, with exercise prices ranging from $10.00 to $55.23 per share and an aggregate weighted average exercise price of $40.49 per share.

Employee Stock Purchase Plan

Pursuant to the Merger Agreement, the Company shall amend the ESPP, as necessary, (i) to provide that prior to the Effective Time, outstanding purchase rights under the ESPP shall be exercised in accordance with the terms of the ESPP and each share of Common Stock purchased pursuant to such exercise shall, without any action on the part of the holder thereof, be converted into the right to receive cash in an amount equal to the Offer Price, and (ii) to provide that, as and after the date of the Merger Agreement, no further offering periods or purchase periods shall commence under the ESPP.

Employee Plans

The Merger Agreement provides that, following the Effective Time through the end of the calendar year in which the Effective Time occurs, Inverness will provide or cause to be provided to all employees of the Company and its subsidiaries who continue employment with Inverness, the Surviving Corporation or any subsidiary of the surviving corporation or Inverness in the Merger (“Continuing Employees”) compensation and employee benefits under a Company Plan (as defined in the Merger Agreement) and/or under employee benefit plans and programs of Inverness, the Purchaser or any subsidiary of Inverness or the Purchaser (the “Inverness Plans”).

With respect to any Inverness Plans that provide group medical, dental, disability or prescription drug coverage in which any Continuing Employees become eligible to participate after the Effective Time, Inverness shall, or shall cause the surviving corporation or their respective subsidiaries to (i) waive (to the extent such Inverness Plan is self-insured), or use commercially reasonable efforts to waive (to the extent such Inverness Plan is insured), any exclusions for pre-existing conditions under such Inverness Plans that would result in a lack of coverage for any condition for which the applicable Continuing Employee would have been entitled to coverage under the corresponding Company Plan in which such Continuing Employee was an active participant immediately before his or her transfer to the Inverness Plan; (ii) waive any coverage waiting periods under any such Inverness Plans to the extent that such periods exceed the corresponding waiting period under the corresponding Company Plan in which any applicable Continuing Employee was an active participant immediately before his or her transfer to any such Inverness Plans (after taking into account any prior service with the Company or its subsidiaries credited under such Company Plan for purposes of satisfying such waiting period); (iii) provide each applicable Continuing Employee with credit for any co-payments, deductibles and premiums for voluntary coverage paid by such Continuing Employee before his or her transfer to any such Inverness Plans (to the same extent such credit was given under the analogous Company Plans before such transfer) in satisfying any applicable deductible, out-of-pocket requirements or coverage levels under any such Inverness Plans for the plan year that includes such transfer; provided that, such Continuing Employee shall be responsible for any applicable co-payments or premiums for voluntary coverage required to be made under such Inverness Plans, and (iv) provide each applicable Continuing Employee with credit for any unused account balance in each Company Plan that includes a flexible spending account before his or her transfer to any analogous Inverness Plan for the plan year that includes such transfer.

Moreover, following the Effective Time, Continuing Employees shall be eligible to participate in a qualified cash or deferred arrangement or arrangements under Section 401(k) of the Internal Revenue Code of 1986, as amended, sponsored by Inverness or a subsidiary of Inverness, provided that Continuing Employees shall not be entitled to receive credit for past service with the Company or its subsidiaries for purposes of determining the amount of company contributions or vesting under any qualified defined contribution or defined benefit retirement plans sponsored or maintained by Inverness, the surviving corporation, or their respective subsidiaries.

Continuing Employees will receive credit for past service with the Company or its subsidiaries for purposes of eligibility to participate in the generally applicable severance plan currently maintained by Inverness for its and its subsidiaries’ employees, provided that Continuing Employees shall be required to enter into Inverness’ standard release as a condition to the receipt of any benefits under Inverness’ severance plan and shall not be entitled to receive the additional severance benefits under such plan otherwise provided in consideration for entering into a release. Continuing Employees covered by a Company Plan providing severance benefits following a change of control shall be covered by such Company Plan according to its terms, and following the period of coverage in such

Company Plan, shall participate in the generally applicable severance plan currently maintained by Inverness for its and its subsidiaries’ employees according to the preceding sentence.

Additionally, following the Effective Time, Continuing Employees shall be entitled to carryover or otherwise receive credit under any applicable Inverness Plans they may participate in for any vacation days, sick days, or other paid time off that is accrued but unused at the Effective Time under the Company Plans. Vacation days, sick days, or other paid time off that is accrued but unused at the Effective Time under the Company Plans shall not be reduced as of the Effective Time, but accruals of Continuing Employees following the Effective Time may be limited to comply with the applicable policies and programs of Inverness and its subsidiaries.

Employment Agreement

In October 2005, the Company entered into an employment agreement (the “Employment Agreement”) and a relocation agreement (the “Relocation Agreement”, and together with the Employment Agreement, the “Anacone Agreements”) with Robert B. Anacone, pursuant to which Mr. Anacone would serve as Senior Vice President of Worldwide Marketing and Sales of the Company. The Anacone Agreements provided that Mr. Anacone would receive a base salary at an annual rate of $325,000. The Anacone Agreements also provided that Mr. Anacone would be eligible to participate in the Company’s Executive Bonus Plan. In particular, the Anacone Agreements provided Mr. Anacone with a minimum guaranteed bonus of $32,500 per quarter through the end of 2006. His bonus was targeted at 40% of his base salary. Mr. Anacone was also granted options to purchase 50,000 shares of Common Stock on October 31, 2005 at an exercise price of $55.23 per share (the “Anacone Options”). The Anacone Options have a term of ten years and vest in sixteen equal quarterly installments over four years (on each quarterly anniversary of the applicable vesting commencement date). In addition, Mr. Anacone received a bonus of $100,000 in connection with his hiring, which is earned over a period of 36 months following the commencement of his employment with the Company. A pro-rata portion of such bonus would be subject to repayment in the event that Mr. Anacone voluntarily terminates employment with the Company or in the event that the Company terminates his employment with cause before the end of the applicable 36 month period. Mr. Anacone is eligible for the Company’s standard medical, dental and life insurance benefits, and 401(k) plan. The Anacone Agreements also provided for the reimbursement of relocation and temporary living expenses, including a mortgage allowance not to exceed $6,000 per month for a period of up to five years.

The description above is qualified in its entirety by reference to the Employment Agreement and the Relocation Agreement, which are filed as Exhibit (e)(4) and Exhibit (e)(5) hereto, respectively, and are incorporated herein by reference.

(b)	Arrangements with Purchaser and Inverness.

Merger Agreement

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The Merger Agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The Merger Agreement contains representations and warranties that the Company, Inverness and Purchaser made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedules that the Company, Inverness and Purchaser delivered in connection with signing the Merger Agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances, since they were only made as of the date of the Merger Agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreement

On April 11, 2007, the Company and Inverness entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, Inverness agreed that, subject to certain exceptions, any information regarding the Company and its subsidiaries and affiliates furnished to Inverness or to its representatives would be used by Inverness and its representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between Inverness and the Company and would be kept confidential except as provided in the Confidentiality Agreement. Inverness further agreed that, subject to certain exceptions, Inverness would not solicit for employment certain employees of the Company or any subsidiary or other affiliate of the Company prior to April 11, 2008. The Confidentiality Agreement superseded a prior confidentiality agreement dated March 9, 2007 between the Company and Inverness.

Such summary and description of the Confidentiality Agreement are qualified in their entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

(c)	Arrangements among Inverness, the Company and Certain Executive Officers of the Company.

Concurrently with the execution of the Merger Agreement on May 11, 2007, Inverness and the Company entered into separate Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreements with three executive officers of the Company, Kim D. Blickenstaff, Kenneth F. Buechler, Ph.D. and Gunars E. Valkirs, Ph.D. (the “Non-Competition Agreements”). The Non-Competition Agreements, which are effective and contingent upon the Effective Time, provide for the assignment of applicable intellectual property rights to the Company following the Effective Time and contain confidentiality, non-competition and non-solicitation obligations of the foregoing individuals, subject in each case to exceptions specified in the Non-Competition Agreements.

Each Non-Competition Agreement also provides for the applicable executive officer to receive, in lieu of any benefits to which he may be entitled under specified sections of the Severance Plan or under Section 5.9(a) of the Merger Agreement pertaining to Company Options, as applicable, an amount equal to: (i) the product of: (a) the number of Shares of Common Stock subject to such executive officer’s Company Options, multiplied by (b) the excess, if any, of the Offer Price over the exercise price per share of each such Company Option, payable at the Effective Time; plus (ii) two times such executive officer’s current annual base salary, payable in two equal installments as specified in such Non-Competition Agreement; plus (iii) two times a negotiated bonus equal to 50% of such executive officer’s current annual base salary, payable in two equal installments as specified in such Non-Competition Agreement. In connection with the Non-Competition Agreements, all Company Options held by the three executive officers who are parties thereto will be cancelled at the Effective Time and not assumed by Inverness.

Such summary and description of the Non-Competition Agreements are qualified in their entirety by reference to the individual Non-Competition Agreements, which are filed as Exhibit (e)(7), Exhibit (e)(8) and Exhibit (e)(9) hereto, respectively, and are incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation.

The Biosite Board has unanimously: (1) determined that the Merger Agreement, the Offer, the Top-Up Option (as defined in Item 8 below), the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of the Company’s stockholders; (2) approved the Merger Agreement; (3) declared that the Merger Agreement is advisable and (4) resolved to recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company’s stockholders is required by applicable law in order to consummate the Merger.

A copy of the letter to the Company’s stockholders communicating the Biosite Board’s recommendation is filed as Exhibit (a)(2)(A) hereto and is incorporated herein by reference.

(b)	Background and Reasons for the Recommendation.

Background of the Merger

Biosite is a developer, manufacturer and seller of manual and semi-automated tests intended for point of care sites within a hospital, such as the emergency room and operating room, the central laboratory of the hospital, clinical laboratories and physician’s office laboratories. Inverness is a leading developer of advanced diagnostic devices and is presently exploring new opportunities for its proprietary electrochemical and other technologies in a variety of professional diagnostic and consumer-oriented applications including immuno-diagnostics with a focus on women’s health, cardiology and infectious disease.

Biosite has from time to time in recent years received preliminary, non-binding expressions of interest from third parties interested in acquiring, or entering into strategic transactions with, Biosite. In April 2004, Biosite engaged Goldman, Sachs & Co. (“Goldman Sachs”) to act as its exclusive financial adviser in connection with these expressions of interest. The Biosite Board selected Goldman Sachs based on a number of factors, including its knowledge of the industry, its experience in similar transactions and its reputation within the financial and business communities. None of the expressions of interest received between 2003 and the end of 2005 led to any serious discussions or negotiations of a possible acquisition of Biosite. In 2006 and 2007, Biosite received expressions of interest from, and entered into discussions and negotiations with, various third parties with respect to a possible acquisition of, or similar transaction involving, Biosite.

On January 6, 2006, Kim D. Blickenstaff, Chairman and Chief Executive Officer of Biosite, received a telephone call from Scott Garrett, President and Chief Executive Officer of Beckman Coulter, Inc. (“Beckman”), suggesting that they meet in person to discuss the possibility that Beckman would acquire, or enter into a business combination transaction with, Biosite. Subsequent to this call, a meeting was scheduled for late February 2006.

On February 21, 2006, Mr. Blickenstaff received a telephone call from representatives of Company A, who indicated that Company A was interested in potentially acquiring Biosite. The representatives of Company A outlined an expeditious preliminary due diligence process that they indicated might result in the presentation by Company A to Biosite of a non-binding indication of interest.

On February 22, 2006, Mr. Blickenstaff met with Mr. Garrett of Beckman. At this meeting, Mr. Garrett presented to Mr. Blickenstaff a written proposal contemplating an acquisition by Beckman of Biosite on a stock-for-stock basis. The proposal contemplated a transaction at a price that was approximately equal to the price of Biosite’s stock at the time.

On March 2, 2006, representatives of Company A met with Mr. Blickenstaff, Kenneth F. Buechler, Ph.D., President and Chief Scientific Officer of Biosite, and Christopher R. Hibberd, Senior Vice President, Corporate Development of Biosite, to outline a two-phase process for due diligence. On March 17, 2006, Biosite and Company A entered into a confidentiality and standstill agreement.

In early March 2006, Mr. Blickenstaff received a telephone call from a person who had a relationship with the CEO of Company B, in which such person indicated that the CEO of Company B was interested in meeting with Mr. Blickenstaff to discuss a potential combination of Biosite and Company B. Subsequent to this call and prior to March 28, 2006, the person who called Mr. Blickenstaff and Mr. Blickenstaff met to discuss a possible combination of Biosite and Company B.

On March 3, 2006, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite participated in the meeting. At this meeting, Mr. Blickenstaff discussed with the Biosite Board the indications of interest that Biosite had received from Company A and from Beckman with respect to a possible acquisition of Biosite. The Biosite Board authorized senior management to continue discussions with Company A and to advise Beckman that Biosite was not interested in a transaction that did not involve a premium to the price at which Biosite was then trading and, therefore, was not interested in a transaction with Beckman on the terms then being proposed by Beckman.

Shortly after the March 3, 2006 Biosite Board meeting, Mr. Blickenstaff contacted Mr. Garrett and indicated that Biosite was not interested in a transaction with Beckman on the terms then being proposed by Beckman.

On March 22 and 23, 2006, Mr. Blickenstaff, Dr. Buechler, Gunars E. Valkirs, Ph.D., Senior Vice President, Biosite Discovery, Mr. Hibberd, Christopher J. Twomey, Senior Vice President, Finance and Chief Financial Officer of Biosite, Michael Whittaker, Vice President, Intellectual Properties of Biosite, and David Berger, Vice President, Legal Affairs of Biosite, attended preliminary due diligence meetings with Company A.

On March 28, 2006, Mr. Blickenstaff met with the CEO of Company B. The CEO of Company B indicated that Biosite was of significant interest to Company B, and that Company B was interested in a possible business relationship with Biosite that could take a number of forms, including an acquisition of Biosite. Mr. Blickenstaff and the CEO of Company B agreed that it would be in the interests of both companies to continue these discussions.

On April 12, 2006, Mr. Garrett of Beckman called Mr. Blickenstaff to suggest a meeting between Beckman and Howard Greene, Jr., a member of the Biosite Board, to present Beckman’s strategy and vision for a combination of Beckman and Biosite. Such a meeting was subsequently scheduled for May 15, 2006.

On April 19, 2006, Mr. Blickenstaff had a follow-up meeting with the CEO of Company B. The CEO of Company B indicated that Company B was interested in the possible acquisition of Biosite. Mr. Blickenstaff and the CEO of Company B agreed the next step should be a larger discussion about the companies’ respective business plans and strategies among a larger group of representatives of each company. On April 27, 2006, Biosite and Company B entered into a confidentiality and standstill agreement.

On April 26, 2006, the Biosite Board held a regularly scheduled meeting. Several members of senior management of Biosite, together with a representative of Cooley Godward Kronish LLP (“Cooley”), Biosite’s outside legal counsel, participated in the meeting. At this meeting, Mr. Blickenstaff updated the Biosite Board with respect to discussions between Biosite and certain parties that were interested in a possible acquisition of Biosite. Members of senior management and the Biosite Board also engaged in a general discussion regarding Biosite’s business and prospects.

On May 10, 2006, representatives of Biosite and representatives of Company B met to discuss the companies’ respective business plans and strategies. Mr. Blickenstaff, Dr. Buechler, Dr. Valkirs and Mr. Hibberd attended on behalf of Biosite. Company B was represented by its CEO and a number of members of its senior management.

On May 11, 2006, in anticipation of the meeting scheduled for May 15, 2006, Biosite and Beckman entered into a mutual confidentiality agreement and Beckman agreed to a standstill agreement.

Also on May 11, 2006, Mr. Blickenstaff and Dr. Buechler met with representatives of Company A. The representatives of Company A presented a non-binding indication of interest to acquire Biosite for cash, at a non-binding valuation range of between $1.4 billion and $1.7 billion. On May 12, 2006, members of senior management of Biosite asked representatives of Company A for the assumptions underlying, and for clarification of the price per share represented by, that valuation range. Also on May 12, 2006, a representative of Company A informed Mr. Blickenstaff by email that the non-binding valuation range contemplated by Company A represented a per share price of between approximately $63 and $76 and provided Mr. Blickenstaff with certain assumptions underlying such valuation range, including assumptions regarding Biosite’s net cash and the treatment of stock options and the proceeds from the exercise thereof.

On May 15, 2006, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs, participated in the meeting. At this meeting, members of senior management of Biosite and representatives of Goldman Sachs discussed with the Biosite Board the indication of interest that Biosite had received from Company A and certain financial information and valuation analyses concerning Biosite. The Biosite Board authorized senior management to update Biosite’s financial and business plan and present it to the Biosite Board.

On May 15, 2006, Mr. Blickenstaff, Mr. Hibberd, Dr. Buechler and Mr. Greene met with Mr. Garrett and Paul Glyer, Senior Vice President, Strategy/Business Development of Beckman, to discuss a possible combination of the two companies. They agreed to continue these discussions in approximately two weeks.

On May 17, 2006, the CEO of Inverness, Ron Zwanziger, called Mr. Blickenstaff to express interest in a possible combination of Inverness and Biosite. Mr. Blickenstaff indicated that Biosite would likely have greater interest in a collaborative arrangement than in a business combination with Inverness. Mr. Blickenstaff and Mr. Zwanziger agreed to meet on June 1, 2006 to discuss these matters further.

On May 18, 2006, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs and a representative of Cooley, participated in the meeting. At this meeting, the representative of Cooley discussed with the Biosite Board the fiduciary duties of the Biosite Board in considering a possible sale of Biosite. Members of senior management of Biosite and representatives of Goldman Sachs also discussed with the Biosite Board: (a) the indication of interest that had been received from Company A; (b) Biosite’s updated financial and business plan; and (c) certain financial information and valuation analyses concerning Biosite. The Biosite Board authorized senior management of Biosite to advise Company A that Biosite was not interested in a transaction with Company A at the value then being proposed.

On May 22, 2006, Mr. Blickenstaff and Dr. Buechler called the representatives of Company A with whom they met on May 11, 2006 and indicated that Biosite was not interested in pursuing the transaction that Company A had outlined, based on both the valuation and the form of consideration proposed by Company A.

On May 31, 2006, representatives of Beckman’s senior management team, including Mr. Garrett and Mr. Glyer, and representatives of Biosite met again to continue their discussions of a possible combination of the two companies. Mr. Blickenstaff, Dr. Buechler, Mr. Hibberd, Dr. Valkirs and Mr. Berger attended this meeting on behalf of Biosite. Mr. Greene also attended this meeting by telephone. At this meeting, senior management of each party presented to the other party information relating to their respective businesses and prospects.

On June 1, 2006, Mr. Blickenstaff and Mr. Hibberd met with Mr. Zwanziger of Inverness, who described Inverness’ vision for a combined company. Mr. Blickenstaff indicated that Biosite would likely not be interested in the transaction outlined by Inverness, and again expressed interest in a possible collaborative arrangement with Inverness. Mr. Zwanziger indicated that Inverness would not be interested in such a collaborative arrangement, and on June 5, 2006, delivered a letter to Biosite confirming Inverness’ interest in acquiring Biosite at a price of $60 per share, payable either entirely in cash or 50% in cash and 50% in stock, with the stock component being at a fixed exchange ratio based on a trailing average stock price of Inverness for the ten trading days prior to the signing of an acquisition agreement. Inverness also indicated that it would be interested in a stock-for-stock merger, but at a lower premium to Biosite’s stock than the premium implied by the proposal of $60 per share.

On June 2, 2006, Beckman and Biosite entered into an amendment to the confidentiality agreement and standstill agreement that they had executed on May 2, 2006 to clarify the terms of that agreement.

On June 5, 2006, members of Beckman’s senior management team and members of Biosite’s senior management team held a follow up conference call to discuss further a possible acquisition of Biosite by Beckman. On June 7, 2006, Beckman retained Morgan Stanley as its financial adviser in connection with such a possible acquisition.

On June 8, 2006, Mr. Blickenstaff received a telephone call from representatives of Company A, following up on the parties’ prior discussions. The Company A representatives confirmed Company A’s continuing interest in acquiring Biosite, and indicated that Company A was now interested in a stock-for-stock transaction that would value Biosite in the $1.7 billion range, representing approximately $78 per share.

On June 9, 2006, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs and a representative of Cooley, participated in the meeting. At this meeting, the Biosite Board and the representatives and members of senior management of Biosite discussed Biosite’s business, the indication of interest that had been received from Inverness and recent discussions between Biosite and several other parties, including Beckman and Company A, regarding a potential acquisition of Biosite. The Biosite Board authorized senior management of Biosite to engage in further discussions with Company A regarding a possible acquisition of Biosite, and to advise Inverness that Biosite was not interested in a transaction with Inverness at the value (and on the other terms) then being proposed by Inverness.

On June 12, 2006, representatives of Goldman Sachs and members of senior management of Biosite held separate telephone calls with representatives of Company A, with the goal of increasing the price that Company A would offer for Biosite.

On June 13, 2006, Mr. Blickenstaff and Dr. Buechler called representatives of Company A and indicated that Biosite would be willing to permit Company A to conduct additional due diligence if it could confirm an interest in acquiring Biosite in a stock-for-stock transaction at a valuation that would represent approximately $83 per share. Company A confirmed its interest in a possible acquisition of Biosite at this price level, subject to due diligence.

On June 14, 2006, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with a representative of Cooley, participated in the meeting. At this meeting, members of senior management discussed with the Biosite Board the additional discussions that had occurred between Biosite and Company A. The Biosite Board authorized senior management of Biosite to engage in further discussions with Company A regarding a possible acquisition of Biosite.

On June 22, 2006, representatives of Biosite and Company A met and Company A conducted additional due diligence with respect to Biosite.

On June 23, 2006, Mr. Blickenstaff met with Mr. Garrett of Beckman to discuss Beckman’s continued interest in Biosite. Mr. Garrett presented Mr. Blickenstaff with a letter for delivery to the Biosite Board indicating that, subject to approval by Beckman’s board of directors and the completion of confirmatory due diligence and mutually acceptable documentation, Beckman would be interested in acquiring Biosite for $60 per share. Mr. Garrett’s letter further indicated that Beckman would be willing to consider using various forms of consideration, including cash, Beckman stock or a mixture of cash and Beckman stock.

On June 30, 2006, Mr. Blickenstaff met with the CEO of Company B. During this meeting, the CEO of Company B indicated a willingness on the part of Company B to negotiate a transaction involving a purchase price of $75 to $80 per share (in either cash, stock or a combination thereof) to acquire Biosite. The CEO of Company B indicated that it had the ability to pay more and a desire to keep the Biosite management team intact and that, if a transaction occurred, it planned to consolidate Company B’s clinical diagnostic research efforts at Biosite. He further expressed a desire to present Company B’s research programs in greater depth to Biosite scientists. The price range indicated by Company B was later confirmed by Company B in a letter dated July 12, 2006 that was delivered to Biosite on July 14, 2006.

During July and August 2006, representatives of Company A performed additional detailed due diligence with respect to Biosite.

On July 5, 2006, Mr. Blickenstaff called Mr. Zwanziger of Inverness to indicate that the Biosite Board had reviewed Inverness’ June 5, 2006 proposal and had no interest in pursuing such a proposal. Mr. Zwanziger indicated that he would call Mr. Blickenstaff back after further considering Biosite’s response.

On July 5, 2006, Mr. Blickenstaff received a telephone call from Mr. Garrett of Beckman soliciting a response to his proposal submitted on June 23, 2006. Mr. Blickenstaff explained that the Biosite Board believed that a deal at $60 per share would not be in the interests of Biosite’s stockholders. Mr. Garrett asked if a valuation of $75 per share would be high enough to interest Biosite in discussing further a possible business combination. In light of, among other things, the ongoing discussions with Company A and the Biosite Board’s views of the stand-alone value of Biosite, Mr. Blickenstaff indicated that Biosite would not be interested, even at that higher price.

On July 10, 2006, Mr. Blickenstaff was contacted by a senior executive of another company (Company C) requesting that a meeting of the respective representatives of the two companies to discuss possible strategic transactions be held on July 16, 2006. On July 16, 2006, Mr. Blickenstaff and Dr. Buechler met with the CEO and another senior executive of Company C to discuss possible strategic transactions between the two companies.

On July 17, 2006, Mr. Blickenstaff sent an e-mail to the CEO of Company B suggesting that representatives of the companies set up a follow-up meeting so that Biosite could better understand Company B’s clinical programs. On July 20, 2006, a follow-up meeting between members of senior management of Biosite and members of senior management of Company B occurred. At this meeting, the parties discussed Company B’s clinical programs.

On July 21, 2006, representatives of Morgan Stanley informed representatives of Goldman Sachs that Beckman had asked them to cease any further work on a proposed transaction. The Morgan Stanley representatives indicated that, based on prior direction from Biosite and representatives of Goldman Sachs about the need to propose a transaction valued in excess of $80 per share, that Beckman would not be able to offer a value acceptable to Biosite.

On July 26, 2006, counsel for Company A provided a draft acquisition agreement to counsel for Biosite.

On July 27, 2006, the Biosite Board held a special meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs and representatives of Cooley, participated in the meeting. At this meeting: (a) Mr. Blickenstaff summarized for the Biosite Board the status of discussions with Company A; (b) representatives of Goldman Sachs discussed with the Biosite Board certain financial information and valuation analyses concerning Biosite; and (c) representatives of Cooley described to the Biosite Board certain key issues in the draft definitive acquisition agreement provided by Company A. In addition, representatives of Cooley discussed with the Biosite Board the fiduciary duties of the Biosite Board in considering a possible sale of Biosite, and representatives of Goldman Sachs described to the Biosite Board the status of discussions between Biosite and other parties that might be interested in acquiring Biosite. Members of senior management of Biosite and the Biosite Board also engaged in a general discussion regarding Biosite’s business and prospects. The Biosite Board authorized senior management of Biosite to engage in further discussions with Company A and other interested parties regarding a possible acquisition of Biosite.

On August 2, 2006, representatives of Cooley provided a mark-up of the acquisition agreement to counsel to Company A.

On August 3, 2006, the CEO of Company B sent an email to Mr. Blickenstaff indicating that the board of directors of Company B supported further discussions between Company B and Biosite with respect to a possible combination of the companies. The CEO of Company B also sought to schedule further discussions between the companies so that Company B could further evaluate its proposal of $75 to $80 per share to ensure that it was a competitive proposal. Also on August 3, 2006, Biosite received a written proposal from Inverness addressed to the Biosite Board, in which Inverness proposed to purchase Biosite for $60 per share, payable in cash.

On August 7, 2006, based on prior discussions with the Biosite Board, Mr. Blickenstaff called and sent a letter to Mr. Zwanziger of Inverness and indicated that the Biosite Board had determined that it would not be in the best interests of Biosite’s stockholders to pursue a transaction with Inverness on the terms outlined in Inverness’ proposal.

On August 14, 2006, in anticipation of the receipt by Biosite of information relating to Company C, Biosite and Company C entered into a confidentiality agreement that protected Company C’s information. Subsequently, Company C provided information about Company C to senior management of Biosite.

On August 16, 2006, members of senior management of Biosite met with members of senior management of Company B to continue their discussions with respect to a possible combination of the companies.

On August 18, 2006, a representative of Company A called Mr. Blickenstaff to inform him that Company A was no longer prepared to acquire Biosite for $83 per share, but would be prepared to consider a possible stock-for-stock transaction at a price in the range of $69 to $74 per share. On that same date, counsel for Company A provided a revised draft acquisition agreement to counsel for Biosite.

Also on August 18, 2006, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs and a representative of Cooley, participated in the meeting. At this meeting, Mr. Blickenstaff summarized for the Biosite Board the status of discussions with Company A. The Biosite Board authorized senior management of Biosite to engage in further discussions with Company A, but to inform Company A that Biosite was not interested in pursuing a transaction with Company A at the revised valuation range.

On September 1, 2006, Biosite and Company C entered into a confidentiality agreement that protected information of Biosite and a standstill agreement in favor of Biosite.

On September 7, 2006, Mr. Blickenstaff, Dr. Buechler, and a representative of Goldman Sachs met with Mr. Zwanziger, a representative of Inverness and representatives of Inverness’ financial advisers to discuss further the possibility of an acquisition of Biosite by Inverness or a different strategic transaction between Biosite and Inverness.

On September 8, 2006, a representative of Company A sent an email to Mr. Blickenstaff indicating that Company A was not interested in pursuing further an acquisition of Biosite at that time.

On September 18, 2006, members of senior management of Biosite and representatives of Company C met to discuss their respective businesses.

On October 2, 2006, the CEO of Company B sent an email to Mr. Blickenstaff, in which the CEO of Company B indicated that while he believed in the vision of combining Company B and Biosite, Company B was not able to offer a price for Biosite in excess of Company B’s previous range of $75 to $80 per share. After this call, there was a cessation of discussions between Company B and Biosite with respect to a possible combination.

On October 23, 2006, a representative of Company C informed Mr. Blickenstaff by telephone that if a transaction needed to be in excess of $80 per share to be acceptable to the Biosite Board, it was not going to be able to present an acceptable proposal. After this call, there was a cessation of discussions between Company C and Biosite with respect to a possible acquisition of Biosite by Company C.

On October 26, 2006, following the termination of discussions between Biosite and third parties with respect to a possible acquisition of Biosite, Biosite announced its financial results for the quarter ended September 30, 2006 and a $100 million stock repurchase.

On February 2 and February 12, 2007, a representative of Company D left a message for Mr. Blickenstaff. Also, on February 12, 2007, the same representative of Company D contacted another member of senior management of Biosite inquiring about whether Biosite would be interested in exploring a possible sale of Biosite. The member of senior management of Biosite informed the representative of Company D that Biosite was not interested in exploring such a transaction at that time.

On February 15, 2007, Mr. Garrett of Beckman and Mr. Blickenstaff held a telephone discussion regarding the existing commercial relationship between Biosite and Beckman. During this call, Mr. Garrett reiterated Beckman’s interest in a possible acquisition of Biosite, indicating an ability to pay more than Beckman had previously proposed. Following that call, Mr. Blickenstaff sent an email to Mr. Garrett in which Mr. Blickenstaff indicated that if Beckman was interested in making a proposal to acquire Biosite in a range that might be of interest to the Biosite Board, he would listen to such a proposal. On February 16, 2007, Mr. Garrett sent an email to Mr. Blickenstaff indicating that Beckman would consider how to proceed.

On February 20, 2007, Mr. Blickenstaff received an unsolicited written proposal from Inverness for an acquisition of Biosite for $75 per share, payable in cash. The unsolicited proposal from Inverness requested a response by February 26, 2007. On February 21 and 26, 2007, Mr. Blickenstaff sent letters to Mr. Zwanziger of Inverness indicating that Biosite was reviewing Inverness’ proposal.

On February 23, 2007, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs and representatives of Cooley, participated in the meeting. At this meeting, representatives of Cooley reminded the Biosite Board of their prior discussions of the fiduciary duties of the Biosite Board and further discussed the fiduciary duties of the Biosite Board in the context of the consideration of an unsolicited takeover proposal. In addition, the Biosite Board approved the re-engagement of Goldman Sachs, whose previous engagement had recently expired. Representatives of Goldman Sachs then discussed with the Biosite Board certain financial information and valuation analyses concerning Biosite and summarized for the Biosite Board recent discussions that had occurred between representatives of Goldman Sachs and representatives of the financial adviser to Inverness, UBS Securities LLC (“UBS”). The Biosite Board requested that Biosite senior management update Biosite’s financial and business plan and present such updated plan to the Biosite Board before it decided how to respond to the proposal from Inverness.

On February 26, 2007, representatives of Goldman Sachs informed Inverness’ financial adviser that Biosite was evaluating Inverness’ proposal and would respond to such proposal by the end of the week.

On February 28, 2007, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs and a representative of Cooley, participated in the meeting. At this meeting, the Biosite Board discussed Biosite’s updated financial and business plan and the acquisition proposal made by Inverness. The Biosite Board authorized senior management of Biosite to: (a) inform Inverness that Biosite was not interested in pursuing a transaction with Inverness at the proposed valuation level; (b) invite Inverness to sign a confidentiality and standstill agreement if it desired to obtain additional information about Biosite in order to determine whether it could offer a price that might be acceptable to the Biosite Board; and (c) contact other parties to determine whether they might be interested in a potential acquisition of, or other strategic transaction with, Biosite that provides value to the stockholders of Biosite that might be acceptable to the Biosite Board.

Pursuant to the direction of the Biosite Board, on February 28 and March 1, 2007, Mr. Blickenstaff separately contacted a representative of Company A and Mr. Garrett of Beckman, respectively, to inquire of their companies’ respective potential interests in a possible acquisition of, or other strategic transaction with, Biosite. During these contacts, Mr. Blickenstaff informed each of Beckman and Company A that Biosite had received an unsolicited indication of interest relating to the possible acquisition of Biosite. Mr. Blickenstaff further stated that he believed that the indication of interest could lead to a sale of Biosite at a substantial premium to the trading price of Biosite’s stock and asked Mr. Garrett and a representative of Company A if Beckman and Company A, respectively, would be interested in making an offer to acquire Biosite. Mr. Garrett responded that, based on Beckman’s previous review and analysis of Biosite’s business, he believed Beckman could, subject to confirmatory diligence, also offer a substantial premium to Biosite’s trading price. Mr. Garrett further indicated that he would be willing to commit the Beckman resources necessary to quickly evaluate a potential acquisition of Biosite. Mr. Glyer of Beckman followed up by phone with Mr. Blickenstaff later in the day to discuss the structure of a potential acquisition that would be attractive to Biosite and to arrange for Beckman’s senior management team to meet with Biosite representatives to conduct diligence. A member of senior management of Company A advised Mr. Blickenstaff that he would discuss with his colleagues whether Company A would be interested in pursuing a possible transaction with Biosite.

Between February 28, 2007 and mid-March 2007, representatives of Goldman Sachs contacted Company B, Company C, Company D, Company E, Company F and five other parties to inquire whether they would be interested in considering a possible acquisition of, or other strategic transaction with, Biosite. Of these parties, four (Companies B, D, E and F) indicated that they might be interested in a possible acquisition of, or other strategic transaction with, Biosite.

On March 2, 2007, representatives of Goldman Sachs informed Inverness’ financial adviser that Biosite was not interested in pursuing a transaction with Inverness at the proposed valuation level, but would be willing to provide additional information to Inverness if Inverness agreed to a confidentiality and standstill agreement. Biosite’s counsel prepared a draft confidentiality and standstill agreement, which was delivered to Inverness on Friday evening, March 2, 2007, proposing a standstill obligation against Inverness for a period of 120 days. During the course of the next several days, Inverness and Biosite engaged in communications regarding the length of the standstill and the scope of the information and access to be provided to Inverness. Also on March 2, 2007, members of Beckman’s senior management team met with members of Biosite’s senior management team to receive an update regarding Biosite’s business and financial forecasts and assumptions.

From March 5, 2007 through March 7, 2007, several Beckman representatives met with members of senior management of Biosite and reviewed confidential information about Biosite. These meetings were followed up with several telephone conversations between Biosite and Beckman representatives during which Beckman conducted further diligence regarding Biosite’s business, product pipeline and future operations.

On March 6, 2007, Mr. Berger delivered a proposed agreement and plan of merger to Beckman. The proposed agreement did not identify any proposed pricing terms and did not specify the type of consideration to be paid. The proposed agreement provided the Biosite Board with broad flexibility to consider alternative acquisition proposals following the execution of the merger agreement and proposed that if Biosite terminated the agreement to accept another proposal, Biosite would pay a termination fee equal to 1% of the equity value of the transaction. Later that day, Biosite’s senior management team and a representative of Goldman Sachs met with Beckman’s senior management team and a representative of Morgan Stanley for further discussions about the businesses of the two companies.

On March 7 and 8, 2007, a representative of Company D contacted representatives of Goldman Sachs inquiring about whether Biosite would be interested in exploring a possible sale of Biosite to Company D. Representatives of Goldman Sachs informed the representative of Company D that they would discuss with Biosite a possible meeting between Biosite and Company D.

On March 8, 2007, representatives of Inverness and representatives of Biosite, together with their respective counsel and financial advisors, engaged in a discussion regarding the information that Inverness insisted on seeing in order to agree to a standstill. The list of information that Biosite was willing to provide to Inverness at this stage of the process was agreed upon. Accordingly, on March 9, 2007, Biosite entered into a confidentiality and 30-day standstill agreement with Inverness. Biosite then provided confidential information about Biosite to Inverness and the parties scheduled a meeting to conduct further diligence the following week.

On March 9, 2007, Mr. Garrett, on behalf of Beckman, delivered a letter to Mr. Blickenstaff indicating Beckman’s interest in acquiring Biosite in a transaction that would value Biosite’s common stock at $76.50 per share and would allow Biosite stockholders to elect to receive cash or stock consideration, subject to limits designed to allow the transaction to be structured as a tax-free reorganization for federal income tax purposes. The letter further indicated that Beckman’s board of directors had reviewed the offer and that Beckman would seek final approval from its board of directors following the satisfactory completion of a definitive agreement. In addition, the letter stated that the offer would expire on March 12, 2007 at 12:00 p.m. Pacific Daylight Time.

On March 10, 2007, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs and representatives of Cooley, participated in the meeting. At this meeting, representatives of Goldman Sachs provided an update on discussions with Inverness, Beckman and the other parties contacted by Goldman Sachs. The Biosite Board determined that the value offered by Beckman’s proposal was not sufficient and authorized senior management of Biosite to continue discussions with Beckman, Inverness and other interested parties, but directed senior management to advise Beckman that Beckman’s $76.50 per share offer was not acceptable to the Biosite Board.

Following that meeting, representatives of Goldman Sachs called representatives of Morgan Stanley to indicate that the Biosite Board did not believe that the value proposed by Beckman was sufficiently compelling for Biosite to terminate discussions with other potential acquirers. Following this call, Beckman’s senior management team instructed Morgan Stanley to withdraw Beckman’s indication of interest to acquire Biosite.

On March 11, 2007, Mr. Blickenstaff called Mr. Garrett and indicated that the Biosite Board did not believe that Beckman’s offer was sufficiently compelling and that other potential bidders had expressed significant interest in acquiring Biosite. Mr. Blickenstaff also stated that if Beckman wanted to acquire Biosite, a price of $85 per share, payable in the same combination of stock and cash as previously proposed by Beckman, might be acceptable to the Biosite Board. Mr. Garrett reiterated the message previously delivered through Morgan Stanley that Beckman was withdrawing its indication of interest.

On March 13, 2007, Mr. Blickenstaff received an email from a representative of Company A indicating that Company A was not interested in pursuing an acquisition of Biosite at that time, but might be interested in other potential collaborative relationships between the companies. Also on March 13, 2007, members of Biosite’s senior management met with representatives of Inverness and representatives of certain institutions that were considering providing financing to Inverness for an acquisition of Biosite. This meeting was followed up with several telephone conversations between Biosite and Inverness representatives during which Inverness conducted further due diligence regarding Biosite’s business, product pipeline and operations.

Between March 12 and 14, 2007, Biosite signed confidentiality and standstill agreements with Companies D, E and F. Following the signing of each agreement Biosite delivered to each interested party a set of confidential information about Biosite’s business, product pipeline and operations.

On March 14, 2007, members of Biosite senior management met with representatives of Company D to discuss a possible transaction. This meeting was followed up with telephone conversations between Biosite and Company D representatives during which Company D conducted further due diligence regarding Biosite’s business, product pipeline and operations.

On March 16, 2007, a representative from Morgan Stanley called a representative from Goldman Sachs to indicate that Beckman might be willing to propose a compelling value for Biosite, but that Beckman would only be willing to do so if the price was payable entirely in cash and if: (a) a form of merger agreement containing customary deal protection provisions that would restrict Biosite from discussing alternative transactions with other parties, subject to certain exceptions, had been fully negotiated; (b) Biosite management would promptly present the proposed merger agreement and valuation to the Biosite Board; and (c) Biosite would agree not to discuss Beckman’s offer with any third parties. Representatives of Morgan Stanley stated further that Beckman would only be willing to make a compelling offer to acquire Biosite that would be outstanding for a short period of time and, in that regard, Biosite should make arrangements to convene a meeting of the Biosite Board to consider a potential offer from Beckman the following week.

On March 17, 2007, Latham & Watkins LLP (“Latham”), outside counsel to Beckman, delivered an initial draft of a merger agreement to Cooley. The draft merger agreement provided by Latham proposed the acquisition of Biosite by Beckman in a cash tender offer. The merger agreement further proposed that Biosite would pay a $60 million termination fee (approximately 3.8% of the equity value of Biosite on a treasury stock basis and approximately 4.0% of the enterprise value of Biosite) to Beckman if Biosite, among other things, terminated the merger agreement to accept a superior proposal.

On March 19, 2007, members of Biosite senior management met separately with representatives of Company B and with representatives of Company E to discuss a possible transaction.

Also on March 19, 2007, Cooley delivered preliminary written comments on the proposed merger agreement, principally seeking enhanced certainty that Beckman would be required to consummate the transaction and to provide the Biosite Board with greater flexibility to exercise its fiduciary duties and consider unsolicited competing proposals for the acquisition of Biosite. On March 20, 2007, Latham and Cooley discussed Cooley’s requested modifications to the merger agreement. The following day, Cooley delivered additional comments to the proposed merger agreement to Latham.

During the week of March 19, 2007, representatives of Goldman Sachs contacted certain remaining interested parties other than Beckman to evaluate their level of interest, ability to close and anticipated timeline for entering into a transaction with Biosite, and encouraged such parties to advise Biosite of their level of interest prior to a meeting of the Biosite Board at the end of the week. During the week of March 19, 2007, various members of Biosite senior management had a number of telephone calls with, and provided additional written information about Biosite to, representatives of Inverness and Company D.

On March 20, 2007, a special telephonic meeting of the Biosite Board was held. Several members of senior management of Biosite, together with representatives of Goldman Sachs and representatives of Cooley, participated in the meeting. Representatives of Goldman Sachs provided an update on discussions with Inverness, Beckman and a number of other parties contacted by Goldman Sachs. The Biosite Board authorized senior management of Biosite to continue discussions with Beckman, Inverness and other interested parties.

On March 21, 2007, Latham provided a revised version of the merger agreement to Biosite and its legal counsel. On March 22, 2007, representatives of Latham also indicated that Beckman would require certain officers of Biosite to execute non-competition agreements before it would be prepared to execute the merger agreement. From March 22 through the early morning hours of March 23, 2007, representatives of Latham and Cooley, in consultation with representatives of Beckman and representatives of Biosite, discussed further changes to the merger agreement and the proposed terms of the non-competition agreements. During these discussions the parties agreed that the Biosite Board would have the ability to change its recommendation in favor of Beckman’s offer in the event their fiduciary duties required them to do so, even in the absence of a competing acquisition proposal. Beckman and its representatives proposed that the termination fee would be $50 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite). Biosite and its representatives requested that, because it had agreed to provide Beckman and its acquisition subsidiary with the right to unilaterally extend the expiration time of the Beckman tender offer if certain conditions to the completion had not been satisfied at the initial or any subsequent expiration of the Beckman tender offer, it would also be able to require Beckman’s acquisition subsidiary to extend the Beckman tender offer.

On March 22, 2007, members of Biosite senior management met with members of Inverness’ senior management to discuss a possible acquisition by Inverness of Biosite.

On March 22, 2007, representatives of Goldman Sachs received a call from a representative of Company E, who indicated that Company E was not interested in pursuing a transaction with Biosite at that time. Representatives of Goldman Sachs also received a call from representatives of Company B, who indicated that Company B would be unable to provide an indication of interest prior to the meeting of the Biosite Board, but that it continued to evaluate a possible transaction. Representatives of Company B also indicated that if a transaction needed to be in excess of $80 per share to be acceptable to the Biosite Board, it was unlikely to be able to present an acceptable proposal.

On March 23, 2007, several members of Biosite’s senior management held a video conference with representatives of Company F, who had previously received confidential information about Biosite.

In the morning of March 23, 2007, Mr. Garrett of Beckman and Mr. Blickenstaff, together with a representative of each of Morgan Stanley and representatives of Goldman Sachs met to discuss further the possible transaction involving Beckman and Biosite. Mr. Garrett presented Mr. Blickenstaff with a proposed merger agreement that reflected the discussions of the parties’ legal counsel to date and proposed that Beckman acquire Biosite for $85 per share in an all cash transaction on the terms set forth in the merger agreement, including the proposed termination fee. Mr. Garrett further indicated that Beckman’s offer would terminate at the conclusion of the meeting unless Biosite would commit to promptly take the offer to the Biosite Board and would sign a no-shop letter pursuant to which Biosite agreed not to disclose the offer to any other party and not to solicit other offers to acquire Biosite from any third party. Mr. Blickenstaff requested that the termination fee be lowered to $45 million (approximately 2.9% of the equity value of Biosite on a treasury stock basis and approximately 3.0% of the enterprise value of Biosite), but Mr. Garrett rejected the request. Mr. Blickenstaff then agreed to a written no-shop letter with Beckman providing for a limited no-shop period for the duration of the weekend in favor of Beckman that prohibited Biosite from contacting other third parties, but did not prohibit Biosite from having discussions with third parties who contacted Biosite during such period. Mr. Blickenstaff also indicated that he would present Mr. Garrett’s offer to the Biosite Board. Following this meeting, representatives of Latham and Cooley reached agreement that Biosite would be permitted to require Beckman’s acquisition sub to extend the Beckman tender offer through August 31, 2007 if certain conditions to the completion of the Beckman tender offer were not satisfied at the first or any subsequent expiration of the Beckman tender offer.

On March 23, 2007, representatives of Goldman Sachs received a call from a representative of Company D, who indicated that Company D believed that there was strategic merit to a transaction between Company D and Biosite, but that additional work needed to be completed in order for Company D to determine whether it would be able to propose a value that would be acceptable to Biosite. Also on March 23, 2007, Inverness’ financial adviser contacted representatives of Goldman Sachs to reiterate Inverness’ interest in acquiring Biosite for $75 per outstanding share of Common Stock as previously provided to Biosite and to confirm a meeting scheduled for Tuesday, March 27, 2007 between the CEO of Inverness and the CEO of Biosite.

On March 24, 2007, Mr. Blickenstaff received a telephone call from a member of senior management of Company F, who stated that such company remained interested in continuing its due diligence investigation of Biosite, but that it would take several weeks to complete such investigation.

On Saturday, March 24, 2007, the Biosite Board held a special telephonic meeting. Several members of senior management of Biosite, together with representatives of Goldman Sachs and representatives of Cooley, participated in the meeting. At this meeting, representatives of Cooley advised the Biosite Board of its fiduciary duties in connection with a sale of the company, and discussed with the Biosite Board the key terms of the proposed merger agreement with Beckman (the “Beckman Merger Agreement”). Representatives of Goldman Sachs summarized the status of discussions with other interested parties and the financial terms of the expressions of interest that had been received from certain of such parties. Representatives of Goldman Sachs also discussed with the Biosite Board certain financial information and valuation analyses concerning Biosite. Also at this meeting, Goldman Sachs delivered to the Biosite Board an oral opinion, which was confirmed by delivery of a written opinion dated

March 24, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $85 per share cash consideration to be received in the Beckman tender offer and the merger with Beckman, taken together, by holders of Common Stock was fair, from a financial point of view, to such holders. After further review and discussion, the Biosite Board unanimously determined that the Beckman Merger Agreement, the Beckman tender offer, the merger with Beckman and the other transactions contemplated by the Beckman Merger Agreement were fair to, and in the best interests of, Biosite’s stockholders; approved the Beckman Merger Agreement; declared that the Beckman Merger Agreement was advisable; and directed that the Beckman Merger Agreement be submitted to Biosite’s stockholders for adoption (unless not required pursuant to the DGCL). The Biosite Board instructed Biosite’s management and legal and financial advisors to continue to work with Beckman and its advisors to finalize and sign the definitive Beckman Merger Agreement before the end of the weekend.

On March 24, 2007, Biosite, Beckman and Beckman’s acquisition subsidiary signed the Beckman Merger Agreement. In addition, Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs (collectively, the “Selected Biosite Individuals”) entered into non-competition, non-disclosure and intellectual property assignment agreements with Biosite and Beckman, which provided for the assignment of applicable intellectual property rights to Biosite and certain confidentiality, non-competition and non-solicitation obligations in favor of Biosite. Mr. Blickenstaff and his spouse, Rita Blickenstaff, entered into a tender and stockholder support agreement with Beckman agreeing to tender their shares of Common Stock in the Beckman tender offer.

On March 25, 2007, Beckman and Biosite issued a joint press release announcing the signing of the Beckman Merger Agreement and the related transactions.

On April 2, 2007, Beckman’s acquisition subsidiary commenced the Beckman tender offer to acquire all outstanding shares of Common Stock for $85 per share pursuant to the Beckman Merger Agreement. The Beckman tender offer was scheduled to expire at 12:00 midnight, New York City time, on Friday, April 27, 2007 (the end of the day on Friday).

On April 4, 2007, Biosite received an unsolicited letter from Inverness in which Inverness indicated that it was prepared to offer to acquire all of Biosite’s outstanding Common Stock, other than the approximately 4.9% of Biosite shares already owned by Inverness, in a one-step cash merger for $90 per share (the “Inverness Proposal”). Inverness’ letter further indicated that Inverness and its proposed financing sources would require additional due diligence of a confirmatory nature which could be completed during a period of two full days, and that promptly following the completion of such due diligence, Inverness was prepared to deliver a draft cash merger agreement, which, Inverness had indicated, would contain substantially similar business terms to the Beckman Merger Agreement. The letter from Inverness was accompanied by commitment letters from Inverness’ proposed financing sources. In accordance with the terms of the Beckman Merger Agreement, on April 4, 2007, Biosite informed Beckman of the receipt of the Inverness Proposal and delivered to Beckman copies of the letter from Inverness and the accompanying commitment letters.

The Biosite Board met telephonically on April 4 and April 5, 2007 to discuss the Inverness Proposal with members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter Anderson & Corroon LLP (“Potter”), Biosite’s Delaware legal counsel.

In the morning on April 5, 2007, Biosite issued a press release announcing the receipt of the Inverness Proposal. Later that day, Biosite received a letter from Beckman in which Beckman stated its views with respect to the Inverness Proposal, including its views that the Inverness Proposal and the commitment letters from Inverness’ proposed financing sources were highly conditional and that the tender offer from Beckman was clearly superior to the Inverness Proposal.

In the early afternoon on April 9, 2007, the Biosite Board held a special telephonic meeting to discuss the Inverness Proposal and the letter received from Beckman. After such discussion, it was determined that the Biosite Board meeting would be adjourned until later that evening and that, prior to reconvening the meeting, representatives of Biosite would inform representatives of Beckman that the Biosite Board was likely to conclude that the Inverness Proposal is reasonably likely to lead to a superior proposal as defined in the Beckman Merger Agreement.

Prior to the time the meeting was reconvened, Biosite received a letter from Beckman in which Beckman reiterated its positions taken in the letter dated April 5, 2007.

The meeting of the Biosite Board was reconvened in the evening on April 9, 2007. At this meeting, the Biosite Board, after consultation with its financial and legal advisors, determined that the Inverness Proposal was reasonably likely to lead to a superior proposal as defined in the Beckman Merger Agreement. Based in part on this determination, the Biosite Board authorized Biosite to engage and participate in discussions and negotiations with Inverness, and in connection therewith, to provide non-public information to Inverness pursuant to an appropriate confidentiality agreement with Inverness that would supersede the then existing confidentiality agreement with Inverness, as required by the Beckman Merger Agreement.

Pursuant to the Beckman Merger Agreement, Biosite provided Beckman with at least 48 hours notice prior to the time it intended to initially engage in discussions or negotiations with or initially furnish non-public information to Inverness in response or with respect to the Inverness Proposal. On April 10, 2007, Beckman sent a letter to Biosite waiving, in this instance, the 48-hour notice period.

On April 11, 2007, Biosite entered into the Confidentiality Agreement with Inverness.

On April 12, 2007, Inverness delivered to Biosite a draft merger agreement, together with an explanatory memorandum that specified that Inverness expected that the ancillary agreements entered into by Beckman and Biosite or certain other persons at or about the time of entering into the Beckman Merger Agreement would also be entered into with Inverness.

From April 11, 2007 through April 25, 2007, Biosite furnished non-public information relating to Biosite and its subsidiaries to Inverness and its representatives and financing sources and Biosite and its representatives had numerous discussions with Inverness and its representatives (including Inverness’ outside legal counsel, Goodwin Procter LLP (“Goodwin”)) with respect to the Inverness Proposal and the related draft merger agreement and commitment letters. During these discussions and negotiations, Biosite and its representatives conveyed to Inverness and its representatives on multiple occasions the Biosite Board’s strong preference for a two-step tender offer structure (rather than the one-step merger structure being proposed by Inverness). Based on discussions between the Biosite Board and legal counsel to Biosite, the Biosite Board believed that a one-step merger would take approximately two to four months to complete (as a result of, among other things, the need to: (a) call a stockholders’ meeting to approve the merger; (b) prepare, file and mail a proxy statement for the stockholders’ meeting, the timing of which may be affected by the decision of the SEC as to whether to review such proxy statement; and (c) obtain antitrust clearances), as compared to the two-step tender offer structure contemplated by the Beckman Merger Agreement, which potentially could have been completed by Beckman as early as May 15, 2007. Inverness and its representatives consistently declined to modify the Inverness Proposal to contemplate a two-step tender-offer structure. Also during the discussions and negotiations between representatives of Biosite and representatives of Inverness, representatives of Biosite requested changes: (a) to the commitment letters from Inverness’ proposed financing sources to make such commitment letters less conditional; and (b) to the proposed merger agreement to make it more like the Beckman Merger Agreement. As a result of such discussions and negotiations, on April 17, 2007, Inverness delivered to Biosite revised commitment letters from Inverness’ proposed financing sources. Inverness also indicated that it would be revising the proposed merger agreement to reflect most of the changes requested by Biosite. Pursuant to the terms of the Beckman Merger Agreement, Biosite delivered to Beckman copies of all written communications between Biosite and Inverness and their respective representatives.

On April 19, 2007, representatives of Goodwin delivered a revised agreement and plan of merger to representatives of Cooley. The changes made in the revised merger agreement included changes to more closely align the conditions contained in the Inverness merger agreement with the conditions set forth in the Beckman Merger Agreement, as well as provisions addressing the termination fee that Biosite would be required to pay in the event it terminated the Beckman Merger Agreement and Inverness’ reimbursement of Biosite if Biosite paid the termination fee to Beckman. The revised merger agreement also included additional language with respect to Inverness’ financing commitment letters, which language was intended to provide Biosite with information regarding Inverness’ financing process.

On April 20, 2007, representatives of Biosite, representatives of Cooley, representatives of Inverness and representatives of Goodwin had a discussion regarding the status of Inverness’ and its advisors’ due diligence review of Biosite. Representatives of Inverness and representatives of Goodwin indicated that certain issues remained open although work was continuing on these issues in an attempt to eliminate them or identify the open issues as precisely as possible. Representatives of Cooley and representatives of Goodwin also discussed what the next steps might be for Inverness’ offer in the event due diligence was completed and Inverness was prepared to submit a binding offer to purchase Biosite by way of a cash merger transaction. Inverness and its advisors continued work over the course of the April 21 and 22, 2007 weekend and identified a limited number of follow-up questions and potential additional agreement provisions that may be necessary to address these questions.

The Biosite Board met via teleconference on April 13, April 19 and April 23, 2007 to discuss the status of the discussions and negotiations between Biosite and Inverness. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter also participated in those meetings of the Biosite Board.

In the morning on April 25, 2007, Biosite received a letter from Inverness with a binding offer to enter into a merger transaction pursuant to which Inverness would acquire 100% of the outstanding shares of Common Stock, other than shares of Common Stock already owned by Inverness, for $90 per share in cash. The offer letter, among other things, required Mr. Blickenstaff and his spouse to sign a support agreement with terms substantially similar to those contained in the tender and stockholder support agreement with Beckman referred to above. The offer letter also required the Selected Biosite Individuals to sign non-competition, non-disclosure and intellectual property assignment agreements on the same terms as such individuals’ agreements with Beckman. The Biosite Board met via teleconference early in the day on April 25, 2007 to discuss the terms and conditions of the letter received from Inverness earlier that day. After being informed that Mr. Blickenstaff was not willing to sign the support agreement and that the Selected Biosite Individuals were not willing to sign the Non-Competition Agreements in their proposed forms, the Biosite Board concluded that it was unable to determine that the Inverness offer constituted a superior proposal as defined in the Beckman Merger Agreement and agreed to adjourn the meeting pending further discussions with Inverness. Later that day, following negotiations between legal counsel for the Selected Biosite Individuals and legal counsel for Inverness, Inverness agreed to amend the Non-Competition Agreements to provide for certain payments and benefits to the Selected Biosite Individuals, as described under Item 3 “Past Contracts, Transactions, Negotiations and Agreements — Arrangements among Inverness, the Company and Certain Executive Officers of the Company” above, to induce them to enter into the Non-Competition Agreements. Inverness also agreed to eliminate the requirement for a support agreement from Mr. Blickenstaff and his spouse. The Biosite Board reconvened several times during the day on April 25, 2007 to receive updates on the discussions and negotiations with Inverness.

In the evening on April 25, 2007, Inverness resubmitted a binding offer to enter into a merger transaction pursuant to which Inverness would acquire 100% of the outstanding shares of Common Stock, other than shares of Common Stock already owned by Inverness, for $90 per share in cash (the “April 25 Inverness Offer”). The April 25 Inverness Offer included a merger agreement signed by Inverness, and was accompanied by copies of signed and further revised commitment letters from Inverness’ proposed financing sources. The April 25 Inverness Offer stated that the April 25 Inverness Offer was irrevocable and would remain open until 11:59 p.m., Pacific Daylight Time, on Wednesday, May 2, 2007.

The meeting of the Biosite Board that began early in the day on April 25, 2007 was reconvened in the evening on April 25, 2007. After consultation with its financial and legal advisors and after being informed that the Selected Biosite Individuals had reached an agreement in principle with Inverness with respect to the terms of the Non-Competition Agreements, the Biosite Board determined, upon confirmation to counsel for Biosite that the forms of Non-Competition Agreements had been modified to reflect the agreement in principle between the Selected Biosite Individuals and Inverness and were in a form acceptable to the Selected Biosite Individuals and Inverness, that the April 25 Inverness Offer constituted a superior proposal as defined in the Beckman Merger Agreement. Later that evening, Inverness and the Selected Biosite Individuals provided such confirmation to counsel to Biosite.

Pursuant to the terms of the Beckman Merger Agreement, on April 25, 2007, Biosite transmitted to Beckman a written notice of Biosite’s current intention to terminate the Beckman Merger Agreement and accept the April 25

Inverness Offer after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007, and the Biosite Board’s current intention to effect a Company Change in Recommendation, as defined in the Beckman Merger Agreement, in support of the April 25 Inverness Offer after 12:01 a.m., Pacific Daylight Time, on Wednesday, May 2, 2007, although the Biosite Board did not effect a Company Change in Recommendation at that time.

On April 26, 2007, Cooley received from Latham an initial draft of an amendment to the Beckman Merger Agreement reflecting Beckman’s proposed changes to the Beckman Merger Agreement (the “Beckman Proposal”). The Beckman Proposal provided that Beckman would increase its offer price to $90 per share, contingent upon, among other things: (a) an increase in the termination fee from $50 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite) to $70 million (approximately 4.2% of the equity value of Biosite on a treasury stock basis and approximately 4.3% of the enterprise value of Biosite); (b) an amendment to the existing confidentiality agreement between Biosite and Beckman that would terminate Beckman’s standstill obligations restricting it from making unsolicited offers or proposals to acquire Biosite; (c) the cancellation of the Company Options in exchange for a cash payment (rather than assumption of such Company Options); (d) the elimination of Biosite’s ability to require Beckman’s acquisition subsidiary to extend the Beckman tender offer at Biosite’s request if any offer condition was not satisfied; (e) an amendment to the existing BNP Assay Development, Manufacture and Supply Agreement between Biosite and Beckman (the “BNP Amendment”); (f) entry into two sublicense agreements pursuant to which Biosite would sublicense certain technologies to Beckman; and (g) the entry into a third sublicense agreement pursuant to which a subsidiary of Beckman would sublicense certain technologies to Biosite (the BNP Amendment and the three proposed sublicense agreements are referred to collectively as the “Commercial Arrangements”).

On April 27, 2007, representatives of Morgan Stanley engaged in discussions with representatives of Goldman Sachs and representatives of Latham and Beckman’s Delaware counsel, Young Conway Stargatt & Taylor LLP, engaged in discussions with representatives of Cooley, representatives of Potter and a representative of Biosite regarding certain terms of the proposed amendment to the Beckman Merger Agreement. During these discussions, Beckman’s representatives indicated that for Beckman to propose any increase in its offer price, it would require that Biosite agree to the terms provided in the agreements delivered by Latham.

On April 27, 2007, the Biosite Board met via teleconference to discuss the status of the discussions and negotiations between Biosite and Beckman. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter participated in such meeting. Also on April 27, 2007, representatives of Biosite sent a letter to representatives of Beckman requesting Beckman’s acquisition subsidiary to extend the Beckman tender offer pursuant to the terms of the Beckman Merger Agreement. In response, Beckman and its acquisition subsidiary extended the Beckman tender offer to the end of the day at 12:00 midnight, New York City time, on May 2, 2007.

On April 28, 2007, Cooley sent a revised draft of the amendment to the Beckman Merger Agreement to Latham. The revised draft sent by Cooley proposed, among other things, to eliminate the provisions relating to the Commercial Arrangements, decrease the amount of the termination fee to $54 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite), and restore Biosite’s right to require Beckman’s acquisition subsidiary to extend the Beckman tender offer at Biosite’s request. Later that day, representatives of Beckman and representatives of Biosite continued their discussions regarding possible terms of an amendment to the Beckman Merger Agreement.

Early in the morning on April 29, 2007, Latham sent a revised draft of the amendment to the Beckman Merger Agreement to Cooley. The revised draft reflected the elimination of the provisions relating to the Commercial Arrangements and a decrease in the amount of the termination fee to $62.5 million (approximately 3.7% of the equity value of Biosite on a treasury stock basis and approximately 3.9% of the enterprise value of Biosite). During the day on April 29, 2007, representatives of Beckman and representatives of Biosite continued their discussions regarding possible terms of an amendment to the Beckman Merger Agreement. Mr. Garrett and Mr. Blickenstaff also discussed the possible terms of such an amendment.

In the early evening on April 29, 2007, the Biosite Board met via teleconference to discuss the status of the discussions and negotiations between Biosite and Beckman. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter participated in such meeting.

During such meeting, Latham sent a further revised draft amendment to the Beckman Merger Agreement, that provided for, among other things, a decrease in the termination fee to $59.5 million (approximately 3.6% of the equity value of Biosite on a treasury stock basis and approximately 3.7% of the enterprise value of Biosite).

Later in the evening on April 29, 2007, the Biosite Board reconvened its earlier meeting to discuss further the status of the discussions and negotiations between Biosite and Beckman. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter participated in such meeting. Following that meeting and throughout the day on April 30, 2007, representatives of Biosite engaged in continuing discussions and negotiations with representatives of Beckman with respect to the size of the termination fee and whether Beckman would be obligated to extend the tender offer if requested by Biosite. On April 30, 2007, the Biosite Board met again to discuss the status of the discussions and negotiations between Biosite and Beckman. Members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter participated in such meeting.

On or about 12:00 p.m., Pacific Daylight Time, on Tuesday, May 1, 2007, Biosite received a revised draft amendment to the Beckman Merger Agreement from Beckman, which, among other things, provided for an increased offer price of $90 per share and a termination fee of $54 million (approximately 3.2% of the equity value of Biosite on a treasury stock basis and approximately 3.3% of the enterprise value of Biosite) (the “Revised Beckman Proposal”). The draft amendment to the Beckman Merger Agreement did not restore Biosite’s right to require Beckman’s acquisition subsidiary to extend the Beckman tender offer at Biosite’s request. The Revised Beckman Proposal also included a draft amendment to the confidentiality agreement between Biosite and Beckman and a draft of a letter to be signed by Mr. Blickenstaff acknowledging that the terms of his existing tender and stockholder support agreement with Beckman continued to apply to the terms of the Beckman Merger Agreement, as amended.

Shortly after the receipt of the Revised Beckman Proposal on May 1, 2007, the Biosite Board held a special telephonic meeting. Members of senior management of Biosite, together with representatives of Goldman Sachs, representatives of Cooley and representatives of Potter, participated in the meeting. At this meeting, representatives of Cooley and representatives of Potter discussed with the Biosite Board the key terms of the proposed amendment to the Beckman Merger Agreement. Also at this meeting, Goldman Sachs delivered to the Biosite Board an oral opinion, which was confirmed by delivery of a written opinion dated May 1, 2007, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the $90 per share cash consideration to be received in the amended Beckman tender offer and the merger with Beckman, taken together, by holders of Common Stock was fair, from a financial point of view, to such holders. After further review and discussion, the Biosite Board unanimously determined that, if Beckman delivered a binding offer to Biosite with an amendment to the Beckman Merger Agreement signed by Beckman that included the same terms as those contained in the Beckman Revised Proposal, such offer would be at least as favorable to Biosite’s stockholders as the April 25 Inverness Offer; unanimously determined that the Beckman Merger Agreement, as amended, the amended Beckman tender offer, the merger with Beckman and the other transactions contemplated by the Beckman Merger Agreement, as amended, were fair to, and in the best interests of, Biosite’s stockholders; approved the Beckman Merger Agreement, as amended; and declared that the Beckman Merger Agreement, as amended, was advisable and directed that the Beckman Merger Agreement, as amended, be submitted to Biosite’s stockholders for adoption (unless not required pursuant to the DGCL).

On or about 5:30 p.m., Pacific Daylight Time, on May 1, 2007, Beckman delivered a binding offer to Biosite with an amendment to the Beckman Merger Agreement signed by Beckman and Beckman’s acquisition subsidiary and an amendment to the Beckman confidentiality agreement that included the same terms as those contained in the Beckman Revised Proposal. The Beckman offer stated that the Beckman offer would remain available for Biosite’s consideration until 7:00 p.m., Pacific Daylight Time, on Tuesday, May 1, 2007. On or about 5:50 p.m., Pacific Daylight Time, on May 1, 2007, Biosite delivered to Beckman the amendment to the Beckman Merger Agreement and the amendment to the confidentiality agreement, each signed by Biosite, and the letter signed by Mr. Blickenstaff regarding the tender and stockholder support letter. In the evening on May 1, 2007, Beckman and Biosite each issued a press release announcing the amendment to the Beckman Merger Agreement.

On May 2, 2007, Beckman and its acquisition subsidiary extended the Beckman tender offer to 12:00 midnight, New York City time, on Tuesday, May 15, 2007.

In the early evening on May 9, 2007, Biosite received a letter from Inverness contemplating an offer by Inverness to purchase, by way of a two-step tender offer, 100% of the outstanding shares of Common Stock not already owned by Inverness for $92.50 per share in cash (the “May 9 Inverness Offer”). The letter was accompanied by a merger agreement signed by Inverness and Purchaser and copies of signed commitment letters from Inverness’ proposed financing sources, with terms substantially similar to those in the merger agreement and the commitment letters that accompanied the April 25 Inverness Offer (other than the Offer Price and changes relating to a two-step tender offer structure) and Non-Competition Agreements for the Selected Biosite Individuals signed by Inverness. The letter from Inverness stated that Inverness could withdraw the May 9 Inverness Offer in the event that, among other things, Biosite failed to transmit a written notice to Beckman by 5:00 p.m., Pacific Daylight Time, on Thursday, May 10, 2007, stating that the Matching Period as defined in the Beckman Merger Agreement would expire no later than 11:59 p.m., Eastern Daylight Time, on Tuesday, May 15, 2007. The letter from Inverness further contemplated that, in the event that the May 9 Inverness Offer had not been withdrawn, the May 9 Inverness Offer would remain open until 8:00 a.m., Eastern Daylight Time, on Wednesday, May 16, 2007. In accordance with the terms of the Beckman Merger Agreement, on May 9, 2007, Biosite informed Beckman of the receipt of the May 9 Inverness Offer and delivered to Beckman copies of the letter from Inverness and the accompanying merger agreement and commitment letters.

In the morning on May 10, 2007, representatives of Latham left a message for a representative of Cooley in which representatives of Latham expressed Beckman’s views relating to the May 9 Inverness Offer, including views relating to certain alleged antitrust and financing risks with respect to the transaction contemplated by the May 9 Inverness Offer. Beckman’s views were summarized in a letter dated May 10, 2007 from Beckman to the Biosite Board, which letter was delivered to the Biosite Board after its meeting on May 10, 2007, and were discussed in a telephone conference on May 11, 2007 between representatives of Latham and representatives of Cooley.

The Biosite Board met telephonically on May 10, 2007 to discuss the May 9 Inverness Offer with members of senior management of Biosite, representatives of Goldman Sachs, representatives of Cooley and representatives of Potter. At this meeting, the Biosite Board, after consultation with its financial and legal advisors, concluded that the May 9 Inverness Offer was reasonably likely to lead to a superior proposal as defined in the Beckman Merger Agreement and authorized Biosite to engage and participate in discussions and negotiations with Inverness regarding the May 9 Inverness Offer and, in connection therewith, to provide non-public information to Inverness and its representatives. Pursuant to the Beckman Merger Agreement, Biosite provided Beckman with 48 hours’ advance written notice prior to engaging in such discussions and negotiations with, and providing non-public information to, Inverness.

In the afternoon on May 12, 2007, representatives of Cooley engaged in discussions with representatives of Goodwin regarding the terms of the May 9 Inverness Offer and the related merger agreement and commitment letters and requested that such merger agreement be revised to provide, among other things, that: (a) Purchaser must extend the Offer if requested to do so by Biosite if any of the conditions to the consummation of the Offer was not satisfied on the initial expiration date of the Offer or any subsequent date as of which the Offer was scheduled to expire; (b) Inverness commence the Offer and make applicable antitrust filings within a specified period of time after the signing of the merger agreement; (c) Biosite be permitted to extend the date (the “Outside Date”) by which Inverness could terminate the merger agreement if the transaction had not closed by such Outside Date; (d) Inverness offer some protection to Biosite’s stockholders if the Offer was not completed within a certain period of time; and (e) the condition to closing relating to foreign antitrust clearances be limited to a specific list of foreign jurisdictions. Representatives of Cooley indicated to representatives of Goodwin that Biosite wanted a dialogue to begin between counsel for Inverness and counsel for Biosite in order to understand the time that would be required to complete regulatory filings and receive regulatory approvals or expirations of waiting periods given that the timing that it would take for Inverness to complete a transaction with Biosite was one of Biosite’s board of directors’ concerns. Representatives of Cooley also requested certain revisions to the commitment letters from Inverness’ proposed financing sources. On that same day, representatives of Goldman Sachs engaged in discussions with Inverness’ financial adviser and conveyed the importance that Inverness provide its best and final offer to Biosite. Later that day, representatives of Cooley exchanged voice mails with representatives of Goodwin clarifying that the protection referred to in clause (d) above would be in the form of additional consideration payable to Biosite’s stockholders (the “Additional Consideration”). Also on May 12, 2007, Mr. Blickenstaff had a telephone conversation with Mr. Garrett of Beckman, who indicated to Mr. Blickenstaff that Beckman would not likely revise the terms of the Beckman Merger Agreement if the Biosite Board declared the May 9 Inverness Offer to be a superior proposal as defined in the Beckman Merger Agreement.

In the morning on May 13, 2007, the Biosite Board met via teleconference to discuss the status of the discussions and negotiations between Biosite and Inverness as well as the conversation between Mr. Blickenstaff and Mr. Garrett. Several members of senior management of Biosite, together with representatives of Goldman Sachs, representatives of Cooley and representatives of Potter participated in the meeting.

Following the meeting of the Biosite Board on May 13, 2007 and throughout the day on May 14, 2007, Inverness’ counsel, including its U.S. and foreign competition counsel, and representatives of Cooley had several conference calls to discuss Inverness’ competition filings in the event Inverness’ binding offer was to be accepted by Biosite. During these calls, representatives of Cooley asked various questions with regard to the scope and timing of filing and Inverness’ competition counsel answered these questions to the extent Inverness’ counsel had the information necessary to provide responses to such questions. In addition, representatives of Biosite engaged in further discussions and negotiations with representatives of Inverness with respect to the commitment letters from Inverness’ proposed financing sources and the terms of the proposed merger agreement. Among the matters discussed with respect to the merger agreement was a proposal by Biosite that the Additional Consideration be equal to an additional $0.50 per share (an annualized rate of approximately 12% of the Offer Price) if, and each time that, the Offer was extended beyond the initial expiration time.

In a telephone conference at approximately 10:00 a.m., Pacific Daylight Time, on May 14, 2007, representatives of Goodwin indicated that Inverness would be willing to accept many, but not all, of the changes to the merger agreement requested by Biosite. With respect to the Additional Consideration, Inverness proposed that the amount be based on an annualized rate of 6% of the Offer Price and be payable only if the Acceptance Time did not occur within 60 days after the date of the merger agreement to be entered into between Biosite and Inverness.

At 12:00 p.m., Pacific Daylight Time, on May 14, 2007, the Biosite Board met via teleconference to discuss the status of the discussions and negotiations between Biosite and Inverness. Members of senior management of Biosite, together with representatives of Goldman Sachs, representatives of Cooley and representatives of Potter, participated in the meeting. After some discussion, the Biosite Board authorized and directed counsel to Biosite to request additional changes to the proposed merger agreement and adjourned the meeting until 4:00 p.m., Pacific Daylight Time, on that day.

Representatives of Cooley then engaged in further discussions and negotiations with representatives of Goodwin regarding the terms of the proposed merger agreement and conveyed to representatives of Goodwin, among other things: (a) that it was the Biosite Board’s view that the Additional Consideration should be equal to approximately $0.50 per share (an annualized rate of approximately 12% of the Offer Price) if, and each time that, the Offer was extended beyond the initial expiration time; and (b) a request that there be excluded from the definition of Company Material Adverse Effect any effect arising from or otherwise relating to any prior agreement, offer, proposal or possible transaction with, by or involving Inverness, Purchaser, Beckman or any affiliate thereof. In response, representatives of Goodwin indicated to representatives of Cooley that Inverness would be proposing Additional Consideration based on an annualized rate of 6% of the Offer Price that would commence if the Acceptance Time did not occur within 45 days of the date of the proposed merger agreement, and that the proposed change to the definition of Company Material Adverse Effect would be accepted in substantially the form proposed by representatives of Cooley.

At approximately 3:20 p.m., Pacific Daylight Time, on May 14, 2007, Inverness submitted a revised binding offer to purchase, by way of a two-step tender offer, 100% of the outstanding shares of Common Stock not already owned by Inverness for $92.50 per share in cash, plus, if the Acceptance Time did not occur on or prior to the date that was 45 days from the date of the Merger Agreement (or the next succeeding business day) (the “Target Date”), an amount in cash equal to $0.015205 per share per day for each day during the period commencing on the day following the Target Date through the Acceptance Time (the “May 14 Inverness Offer”). The Additional Consideration of $0.015205 per share per day is equivalent to an annualized rate of approximately 6% of the

Offer Price. The May 14 Inverness Offer included a merger agreement signed by Inverness and Purchaser, and was accompanied by copies of signed and further revised commitment letters from Inverness’ proposed financing sources. The merger agreement included a right in favor of Biosite to require Purchaser to extend the Offer upon Biosite’s request if any of the conditions to the consummation of the Offer was not satisfied as of the initial expiration time of the Offer; provided for the payment by Inverness to Biosite of the amount of the termination fee paid by Biosite to Beckman; excluded from the definition of Company Material Adverse Effect any effect arising from or otherwise relating to any prior or subsequent offer, proposal or possible transaction with, by or involving Inverness, Purchaser, Beckman or any affiliate thereof; and included other changes requested by Biosite. The May 14 Inverness Offer stated that Inverness could withdraw the May 14 Inverness Offer in the event that, among other things, Biosite failed to transmit a written notice to Beckman by 5:00 p.m., Pacific Daylight Time, on Monday, May 14, 2007, stating that the Matching Period as defined in the Beckman Merger Agreement would expire no later than 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007. The May 14 Inverness Offer further stated that, in the event that the May 14 Inverness Offer had not been withdrawn, it would be irrevocable and would remain open until 5:00 p.m., Pacific Daylight Time, on Friday, May 18, 2007.

The meeting of the Biosite Board that began in the early afternoon on May 14, 2007 was reconvened at 4:30 p.m., Pacific Daylight Time, on May 14, 2007. After consultation with its financial and legal advisors, the Biosite Board determined that the May 14 Inverness Offer constituted a superior proposal as defined in the Beckman Merger Agreement. Pursuant to the terms of the Beckman Merger Agreement, on May 14, 2007, Biosite provided Beckman a written notice of Biosite’s current intention to terminate the Beckman Merger Agreement and accept the May 14 Inverness Offer after 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007, and the Biosite Board’s current intention to effect a Company Change in Recommendation, as defined in the Beckman Merger Agreement, in support of the May 14 Inverness Offer after 12:01 a.m., Pacific Daylight Time, on Friday, May 18, 2007, although the Biosite Board did not effect a Company Change in Recommendation at that time. Biosite subsequently issued a press release announcing the foregoing. In response, Beckman issued a press release on the same day announcing that it would not increase the offer price in the Beckman tender offer beyond the offer price of $90 per share. Representatives of Beckman also indicated to representatives of Biosite that in exchange for an early payment of the termination fee, Beckman would probably be willing to waive the three-business-day period during which Beckman had the right to submit a revised proposal to acquire Biosite.

On May 15, 2007, Beckman issued a press release announcing that it had extended the Beckman tender offer to the end of the day at 12:00 midnight, New York City time, on Friday, May 18, 2007. Beckman stated in its press release that this extension conformed the expiration of the Beckman tender offer to the time at which Biosite was expected to terminate the Beckman Merger Agreement and in no way changed the intent of Beckman that its $90 per share offer was its best and final offer.

On May 16, 2007, after discussions and negotiations between representatives of Biosite and representatives of Beckman and after discussions between representatives of Biosite and representatives of Inverness about the following proposed letter agreement between Beckman and Biosite, Biosite entered into a letter agreement with Beckman and its acquisition subsidiary pursuant to which, among other things: (a) Beckman and its acquisition subsidiary waived the three-business-day period during which Beckman had the right to submit a revised proposal to acquire Biosite; (b) Beckman and its acquisition subsidiary waived the three-business-day requirement relating to a Company Change in Recommendation as defined in the Beckman Merger Agreement; (c) Beckman and its acquisition subsidiary agreed that Beckman would not submit a revised proposal to acquire Biosite prior to the termination of the Beckman Merger Agreement in accordance with such letter; and (d) Biosite agreed to terminate the Beckman Merger Agreement and pay the $54 million termination fee to Beckman on or before 12:00 p.m., Pacific Daylight Time, on May 17, 2007.

At approximately 11:10 a.m., Pacific Daylight Time, on May 17, 2007, Biosite provided a written notice to Beckman terminating the Beckman Merger Agreement. Biosite had paid Beckman a termination fee of $54 million pursuant to the Beckman Merger Agreement prior to such termination. Immediately thereafter, Biosite delivered to Inverness the Merger Agreement signed by Biosite and the Non-Competition Agreements signed by Biosite and the Selected Biosite Individuals. Inverness subsequently reimbursed Biosite for the payment of the termination fee paid to Beckman in accordance with the terms of the Merger Agreement. Later in the day on May 17, 2007, Biosite and Inverness issued a joint press release announcing the Merger Agreement and the transactions contemplated thereby.

At 12:00 p.m., New York City time, on Friday, May 18, 2007, the Beckman tender offer expired with less than a majority of the shares of Common Stock having been tendered in the Beckman tender offer.

Reasons for Recommendation

In evaluating the Merger Agreement and the other transactions contemplated thereby, including the Offer and the Merger, the Biosite Board consulted with the Company’s senior management, legal counsel and financial advisor. In recommending that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the Merger Agreement, if adoption by the Company’s stockholders is required by applicable law in order to consummate the Merger, the Biosite Board considered a number of factors, including the following:

•	the Biosite Board’s knowledge of and familiarity with the Company’s business, financial condition and results of operations, as well as Biosite’s financial plan, prospects and competitive position if Biosite were to remain as a stand-alone entity, and its belief that the Offer and the Merger are more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as a stand-alone entity;

•	the Biosite Board’s belief that the Company faces several risks and uncertainties in its efforts to increase stockholder value as an independent publicly traded company, including its ability to obtain regulatory approvals and complete clinical and pre-market activities needed to launch new products and obtain market acceptance of any new products, the impact of competition from companies with greater capital and resources and the effects of consolidation of major competitors in the market for immunoassay testing, its ability to obtain and enforce intellectual property rights in order to launch new products as anticipated, its ability to make significant expenditures and financial commitments to expand its commercial operations outside the United States and its ability to recruit and retain key employees as a result of these other risks and uncertainties;

•	the fact that, between January 2006 and October 2006, the Company held discussions with a number of companies that were interested in exploring a possible acquisition of the Company, with: (i) none of such companies showing interest at the Offer Price; (ii) two of such companies showing some interest at a price of $60 per share; (iii) one of such companies showing some interest at one point in the discussions at a price of $83 per share, but subsequently dropping its price to between $69 per share and $74 per share; and (iv) one of such companies showing some interest in a range of $75 to $80 per share;

•	the fact that the Offer and the Merger were arrived at after a competitive process conducted by the Company (with the assistance of its advisors) from February through May 2007 to evaluate its strategic alternatives, during which: (i) a total of twelve prospective buyers (in addition to Inverness) were contacted (some of whom had previous acquisition discussions with the Company in 2006); (ii) five prospective buyers conducted due diligence on the Company’s business; (iii) three prospective buyers showed interest in acquiring the Company (however such prospective buyers either indicated that they were unlikely to be able to offer a price in excess of $80 per share or needed additional time to complete due diligence before they could make a proposal to acquire the Company); (iv) a definitive merger agreement was entered into between Biosite and Beckman for Beckman to acquire all of the outstanding shares of Common Stock at $85 per share; and (v) following the receipt by Biosite of the April 25 Inverness Offer, Beckman increased its offer price in the Beckman tender offer to $90 per share, which Beckman determined to be its best and final price;

•	the fact that Inverness had made multiple binding offers to acquire Biosite since April 2007 based on discussions and negotiations with Biosite and that the May 14 Inverness Offer reflected significant improvements in the terms of its proposed merger agreement and commitment letters that are favorable to Biosite;

•	the Biosite Board’s belief that the $92.50 Offer Price is attractive in light of the Company’s historical financial performance and business prospects, as reflected in the “base case” internal financial analyses and forecasts that were determined by the Biosite Board to reflect the most reliable estimate of Biosite’s future financial performance (such analyses and forecasts are further described under “The Solicitation or Recommendation — Financial Analyses and Forecasts” below);

•	the fact that the $92.50 Offer Price represents a premium of 70.8% based on the closing price of the Common Stock on March 22, 2007 of $54.17 per share, the last trading day prior to the public announcement of the Beckman Merger Agreement; a premium of 73.0% based on the last undisturbed one-month average market price ended March 22, 2007 of $53.47 per share; a premium of 90.6% based on the last undisturbed one-year average market price ended March 22, 2007 of $48.52 per share; and a premium of 80.8% based on the last undisturbed three-year average market price ended March 22, 2007 of $51.16 per share;

•	the fact that if the Acceptance Time does not occur on or prior to July 2, 2007, the Offer Price will be increased by $0.015205 in cash per share per day beginning on July 3, 2007 through the Acceptance Time;

•	the Biosite Board’s belief that the Offer Price compares favorably with that of similar acquisition transactions;

•	the fact that the Offer provides for a cash tender offer for all Common Stock held by the Company’s stockholders to be followed by the Merger in which each share of Common Stock that is then outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock held by the Company, Inverness, Purchaser or any other direct or indirect wholly-owned subsidiary of Inverness, or by stockholders who properly perfect their appraisal rights under the DGCL), which allows the Company’s stockholders to obtain the benefits of the Merger at the earliest possible time, providing such stockholders certainty of value for their shares;

•	the fact that the Merger provides for each Company Option outstanding immediately prior to the Effective Time to become fully vested and exercisable in full at the Effective Time, subject to specified exceptions, and that, subject to specified exceptions, each Company Option outstanding as of the Effective Time will be assumed by Inverness and converted into an option to acquire shares of Inverness common stock in accordance with a ratio specified in the Merger Agreement, allowing the holders of Company Options the choice of either electing to exercise their options at the Effective Time and accepting a value of $92.50 per share for the underlying Common Stock or the opportunity to participate in any appreciation in value of Inverness and the Surviving Corporation following the completion of the Merger;

•	the opinion of Goldman Sachs, dated May 16, 2007, to the Biosite Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $92.50 per share cash consideration to be received in the Offer and the Merger, taken together, by holders of Common Stock (other than Inverness, Purchaser or their affiliates). The full text of Goldman Sachs’ written opinion, dated May 16, 2007, is attached hereto as Annex II. Holders of Common Stock are encouraged to read this opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken. Goldman Sachs’ opinion was provided to the Biosite Board in its evaluation of the $92.50 per share cash consideration from a financial point of view and does not address any other aspect of the transaction. The opinion does not address the Company’s underlying business decision to effect the transaction. The opinion does not constitute a recommendation to any stockholder as to whether to tender shares of Common Stock in the Offer or how to vote or act with respect to the transaction;

•	the Biosite Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, are reasonable and were the product of arms’ length negotiations between the Company and its advisors, on the one hand, and Inverness and its advisors, on the other hand, and compare favorably with those in similar acquisition transactions;

•	the fact that Inverness’ and Purchaser’s obligations under the Merger Agreement, including with respect to the Offer and the Merger, are not subject to any financial conditions and that Inverness and Purchaser make representations and warranties in the Merger Agreement about the adequacy of the cash resources and financing available to purchase shares of Common Stock pursuant to the Offer and to consummate the Merger;

•	the fact that upon the Company’s request, Purchaser will be required to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied as of the initial expiration date of the Offer;

•	the fact that the definition of Company Material Adverse Effect in the Merger Agreement excludes any effect arising from or otherwise relating to any prior or subsequent offer, proposal or possible transaction with, by or involving Inverness, Purchaser, Beckman or any affiliate thereof;

•	the fact that the Biosite Board, in the exercise of its fiduciary duties, would be permitted, in accordance with the terms of the Merger Agreement, to authorize the Company and its subsidiaries to provide information to and engage in negotiations with a third party following the receipt of a bona fide alternative acquisition proposal that the Biosite Board determines in good faith, after consultation with its financial and legal advisors, constitutes or is reasonably likely to lead to a superior proposal; and

•	the availability of appraisal rights of holders of the Common Stock who comply with all of the required procedures under Delaware law.

The Biosite Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger, including the following:

•	the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, the Company will have incurred significant transaction costs, and the perception of the Company’s continuing business could potentially result in a loss of customers, business partners and employees;

•	the effect of public announcement of the Merger Agreement and the termination of the Beckman Merger Agreement on the Company’s operations, stock price and employees and its ability to attract and retain key management, marketing and technical personnel;

•	the amount of time it could take to complete the Offer and the Merger, including the risk that Inverness might not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions;

•	the fact that an all cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•	the fact that the nature of the Offer and the Merger as a cash transaction means that the Company’s stockholders will not participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, unless they hold Company Options or otherwise acquire common stock of Inverness;

•	the fact that the Merger Agreement contains contractual restrictions on the conduct of the Company’s business prior to the completion of the transaction contemplated by the Merger Agreement, which may limit the Company’s ability to pursue business opportunities that it would otherwise pursue;

•	the fact that the Company could be required to pay a termination fee of $54 million in connection with the termination of the Merger Agreement under specified circumstances involving competing transactions or a change in the recommendation of the Biosite Board with respect to the transactions contemplated by the Merger Agreement; and

•	the fact that, in order to terminate the Beckman Merger Agreement, Biosite paid to Beckman a termination fee of $54 million that was reimbursed by Inverness and the risk that, if the Merger Agreement is terminated under certain circumstances, Biosite must repay such amount to Inverness.

The Biosite Board believed that, overall, the potential benefits of the Offer and the Merger to the Biosite stockholders outweighed the risks of the Offer and the Merger.

The foregoing discussion of information and factors considered by the Biosite Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Biosite Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Biosite Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at their respective recommendations, the members of the Biosite Board were aware of the interests of executive officers and directors of Biosite as described under “Past Contracts, Transactions, Negotiations and Agreements — Arrangements with Current Executive Officers and Directors of the Company” and “Past Contracts, Transactions, Negotiations and Agreements — Arrangements among Inverness, the Company and Certain Executive Officers of the Company” in Item 3 above.

Financial Analyses and Forecasts

In connection with its evaluation of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, the Biosite Board reviewed and focused primarily on a set of “base case” internal financial analyses and forecasts for the Company prepared by the management of the Company. The “base case” forecasts were arrived at using various assumptions regarding market growth, market share, average sales prices, distributor discounts, geographic scope and applicable tax rates. Revenue growth estimates were based on the Company’s currently marketed products as well as its development-stage or pipeline products, with pipeline products weighted by their expected probability of success. The “base case” forecasts also incorporate various assumptions regarding the timing of commercial launch of pipeline products, product utilization rates, product pricing and market penetration, and price erosion, among other factors.

The “base case” forecasts consisted of the following (in millions, except for EPS amounts; A=Actual, E=Estimated):

	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E

Total revenues	$287.7	$308.5	$325.4	$358.9	$420.1	$507.2	$637.0	$782.9	$969.0	$1,191.0	$1,437.1
COGS*	(85.1)	(91.5)	(97.9)	(100.0)	(106.0)	(118.3)	(139.7)	(166.0)	(204.6)	(241.5)	(284.2)
Gross profit†*	$202.6	$217.0	$227.5	$258.9	$314.0	$388.9	$497.3	$616.9	$764.4	$949.5	$1,152.9
R&D*	(42.2)	(46.0)	(52.5)	(55.6)	(60.9)	(68.5)	(79.6)	(78.3)	(77.5)	(95.3)	(115.0)
SG&A*	(76.7)	(85.1)	(90.4)	(98.7)	(114.7)	(134.4)	(165.6)	(203.5)	(251.9)	(309.7)	(373.6)
Operating profit*	$83.6	$85.9	$84.5	$104.6	$138.5	$186.0	$252.1	$335.0	$434.9	$544.5	$664.2
Interest/Other Income	2.7	4.2	2.2	5.1	7.6	11.7	16.8	21.2	25.7	29.1	31.8
Income taxes*	(32.3)	(32.5)	(32.9)	(41.7)	(55.5)	(75.1)	(102.2)	(135.4)	(175.0)	(218.0)	(264.5)
Net income*	$54.0	$57.6	$53.9	$68.0	$90.6	$122.6	$166.7	$220.9	$285.6	$355.7	$431.6
Shares outstanding	18.5	17.9	16.9	17.3	17.7	18.2	18.6	19.1	19.6	20.1	20.6
EPS*	$2.92	$3.21	$3.19	$3.93	$5.11	$6.74	$8.95	$11.57	$14.59	$17.73	$20.98

†	Gross profit includes contract revenues.

*	Amounts shown from 2006A through 2015E exclude stock-based compensation expense under FAS 123R. Such measures are not in accordance with U.S. GAAP. The Company believes that these measures provide meaningful supplemental information to both management and investors that is indicative of the Company’s core operating results and facilitates comparison of operating results across reporting periods. The Company has used these measures for evaluating its financial results as well as for internal resource management, planning and forecasting purposes. These measures should not be viewed in isolation from or as a substitute for the Company’s financial results or projections, as applicable, in accordance with GAAP, which can be obtained by adding the following amounts of stock-based compensation expense to the corresponding figures above:

	2005A	2006A	2007E	2008E	2009E	2010E	2011E	2012E	2013E	2014E	2015E

COGS	N/A	$(2.7)	$(2.4)	$(2.1)	$(1.9)	$(1.6)	$(1.5)	$(1.5)	$(1.5)	$(1.5)	$(1.5)
Gross profit	N/A	(2.7)	(2.4)	(2.1)	(1.9)	(1.6)	(1.5)	(1.5)	(1.5)	(1.5)	(1.5)
R&D	N/A	(7.0)	(5.6)	(5.0)	(3.7)	(3.2)	(3.1)	(3.1)	(3.1)	(3.1)	(3.1)
SG&A	N/A	(15.1)	(11.9)	(10.8)	(9.0)	(7.3)	(7.1)	(7.1)	(7.1)	(7.1)	(7.1)
Operating profit	N/A	(24.9)	(19.9)	(17.9)	(14.5)	(12.1)	(11.8)	(11.8)	(11.8)	(11.8)	(11.8)
Income taxes	N/A	7.2	6.1	5.2	4.1	3.5	3.2	3.2	3.2	3.2	3.2
Net income	N/A	(17.6)	(13.9)	(12.7)	(10.4)	(8.6)	(8.5)	(8.5)	(8.5)	(8.5)	(8.5)

EPS	N/A	$(1.01)	$(0.84)	$(0.73)	$(0.59)	$(0.47)	$(0.46)	$(0.45)	$(0.44)	$(0.43)	$(0.41)

In addition to the “base case” forecasts, the Board also reviewed a set of “upside scenario” forecasts involving several adjustments to the “base case” assumptions, consisting primarily of higher probabilities of success for pipeline products, expedited regulatory approvals for pipeline products, lower price erosion levels and higher market share assumptions. However, the Biosite Board determined that the “base case” forecasts reflect the most reliable estimate of the Company’s future financial performance, and therefore directed Goldman Sachs to evaluate such forecasts in connection with rendering the opinion described under “The Solicitation or Recommendation — Opinion of Biosite’s Financial Advisor” below and performing its related financial analyses. Detailed financial models based on both the “base case” and “upside scenario” forecasts were provided to the prospective buyers contacted regarding the potential acquisition of the Company.

Cautionary Information Relating to Forecasts

The forecasts described above were prepared for the specific purposes described above and not with a view to dissemination to the public. The forecasts do not necessarily reflect Biosite’s actual performance, nor do they reflect changes in Biosite’s business or changes in the economy in general resulting from events which have occurred since the forecasts were prepared. The forecasts were not prepared with a view to complying with the published guidelines of the SEC regarding projections or with the American Institute of Certified Public Accountants Guide for Prospective Financial Statements. The forecasts are included in this Schedule 14D-9 because they were furnished to the Biosite Board, to Goldman Sachs, and to the prospective buyers contacted regarding the potential acquisition of the Company. Biosite’s independent accountants have neither audited nor compiled the forecasts and, accordingly, do not express an opinion or any other form of assurance with respect thereto.

The forecasts are based upon numerous assumptions made by Biosite management, including Biosite’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions involve judgments with respect to future economic, competitive and regulatory conditions, financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond Biosite’s control. You should understand that many important factors could cause Biosite’s actual results to differ materially from those reflected in the forecasts. These factors include, among other things, Biosite’s ability to obtain regulatory approvals and complete clinical and pre-market activities needed to launch new products and obtain market acceptance of any new products, the impact of competition from companies with greater capital and resources and the effects of consolidation of major competitors in the market for immunoassay testing, its ability to obtain and enforce intellectual property rights in order to launch new products as anticipated, its ability to make significant expenditures and financial commitments to expand its commercial operations outside the United States and its ability to recruit and retain key employees as a result of these other risks and uncertainties.

Biosite does not undertake and does not intend to make publicly available any update or revisions to the forecasts to reflect circumstances existing after the date of their preparation, except to the extent required under appropriate federal securities laws.

(c)	Intent to Tender.

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all shares of Common Stock held of record or beneficially by such persons immediately prior to the expiration of the Offer, as it may be extended (other than shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the Merger Agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

(d)	Opinion of Biosite’s Financial Advisor.

Goldman Sachs rendered its opinion to the Company’s board of directors that, as of May 16, 2007 and based upon and subject to the factors and assumptions set forth therein, the $92.50 per share of Common Stock in cash to be received by the holders of Common Stock in the Offer and the Merger is fair from a financial point of view to such holders.

The full text of the written opinion of Goldman Sachs, dated May 16, 2007, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II. Goldman Sachs provided its opinion for the information and assistance of the Biosite Board in connection with its consideration of the Offer and the Merger. The Goldman Sachs opinion is not a recommendation as to whether or not any holder of Common Stock should tender such shares of Common Stock in the Offer or how any holder of Common Stock should vote with respect to the Merger.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the Merger Agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006;

•	interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	other communications from the Company to its stockholders; and

•	internal financial analyses and forecasts for the Company prepared by the management of the Company, including the “base case” forecasts for the Company (the “Forecast”).

Goldman Sachs also held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition, and future prospects of the Company. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of Common Stock, compared certain financial and stock market information for the Company with similar information for certain other companies, the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as it considered appropriate.

Goldman Sachs relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of rendering the opinion described above. In that regard, Goldman Sachs assumed with the Company’s consent that the Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries, nor was any evaluation or appraisal of the assets or liabilities of the Company or any of its subsidiaries furnished to Goldman Sachs. Goldman Sachs’ opinion does not address the underlying business decision of the Company to engage in the transactions contemplated by the Merger Agreement. Its opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Goldman Sachs, as of May 16, 2007.

The following is a summary of the material financial analyses delivered by Goldman Sachs to the Biosite Board in connection with rendering the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 15, 2007 and is not necessarily indicative of current market conditions.

Historical Stock Trading Analysis.  Goldman Sachs reviewed the historical, undisturbed trading prices and volumes for the shares of Common Stock for the three-year period ended March 22, 2007. Goldman Sachs also reviewed historical trading prices on an indiced basis and compared such prices to its peer groups and the S&P 500. In addition, Goldman Sachs analyzed the consideration to be received by holders of Common Stock pursuant to the Merger Agreement, in relation to certain historical market prices of the Common Stock.

This analysis indicated that the price per share to be paid to holders of Common Stock pursuant to the Merger Agreement represented:

•	a premium of 70.8% based on the undisturbed closing market price on March 22, 2007 of $54.17 per share;

•	a premium of 73.0% based on the last undisturbed one-month average market price ended March 22, 2007 of $53.47 per share;

•	a premium of 90.6% based on the last undisturbed one-year average market price ended March 22, 2007 of $48.52 per share; and

•	a premium of 80.8% based on the last undisturbed three-year average market price ended March 22, 2007 of $51.16 per share.

Selected Companies Analysis.  Goldman Sachs reviewed and compared certain financial information for the Company and Inverness to corresponding financial information, ratios and public market multiples for the following publicly traded corporations in the diagnostics industry:

Specialized Diagnostics

•	Ventana Medical Systems, Inc.

•	Immucor, Inc.

•	Idexx Laboratories, Inc.

•	Dade Behring Holdings, Inc.

•	Cytyc Corporation

•	bioMerieux sa

•	Bio-Rad Laboratories, Inc.

Molecular Diagnostics

•	Gen-Probe Incorporated

•	Digene Corporation

Large Diversified Diagnostics Companies

•	Beckman Coulter, Inc.

•	Becton, Dickinson and Company

Although none of the selected companies is directly comparable to the Company, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of the Company.

Goldman Sachs also calculated and compared various financial multiples and ratios based on financial data as of May 15, 2007, information it obtained from SEC filings and the International Broker’s Estimate System (“IBES”). The multiples and ratios of the Company were calculated using the Company’s undisturbed closing price on March 22, 2007 and were based on information provided by the Company’s management and IBES estimates. The multiples and ratios for each of the selected companies were based on the most recent publicly available information. With respect to the selected companies, Goldman Sachs calculated:

•	enterprise value as a multiple of 2007 estimated revenues; and

•	enterprise value as a multiple of 2007 estimated earnings before interest, taxes and depreciation and amortization, or EBITDA.

The results of these analyses are summarized as follows:

	Specialized Diagnostics			Inverness
	Companies		Biosite	Medical
Enterprise Value as a multiple of:	Range	Median	Incorporated	Innovations. Inc.

2007 Estimated Revenue	1.4x-9.1x	3.2x	2.6x	3.0x
2007 Estimated EBITDA	10.6x-28.8x	15.5x	10.2x	15.2x

	Molecular Diagnostics			Inverness
	Companies		Biosite	Medical
Enterprise Value as a multiple of:	Range	Median	Incorporated	Innovations, Inc.

2007 Estimated Revenue	4.0x-6.3x	5.1x	2.6x	3.0x
2007 Estimated EBITDA	18.9x-19.7x	19.3x	10.2x	15.2x

	Large Diversified Diagnostic			Inverness
	Companies		Biosite	Medical
Enterprise Value as a multiple of:	Range	Median	Incorporated	Innovations. Inc.

2007 Estimated Revenue	1.9x-3.2x	2.5x	3.0x	3.0x
2007 Estimated EBITDA	9.2x-11.5x	10.4x	15.2x	15.2x

Goldman Sachs also calculated and compared the selected companies’ estimated calendar years 2007 and 2008 price/earnings ratios to the results for the Company and Inverness. The following tables present the results of this analysis:

Inverness
Medical
	Specialized Diagnostic Companies		Biosite	Innovations,
Price/Earnings Ratio:	Range	Median	Incorporated	Inc.

2007	23.0x-39.1x	28.7x	22.9x	36.5x
2008	19.0x33.1x	24.2x	21.8x	23.0x

Inverness
Medical
	Molecular Diagnostic Companies		Biosite	Innovations,
Price/Earnings Ratio:	Range	Median	Incorporated	Inc.

2007	35.7x-37.0x	36.3x	22.9x	36.5x
2008	27.4x-30.0x	28.7x	21.8x	23.0x

Inverness
	Large Diversified Diagnostic			Medical
	Companies		Biosite	Innovations,
Price/Earnings Ratio:	Range	Median	Incorporated	Inc.

2007	20.1x-20.6x	20.3x	22.9x	36.5x
2008	18.0x-18.3x	18.1x	21.8x	23.0x

Illustrative Discounted Cash Flow Analysis.  Goldman Sachs performed an illustrative discounted cash flow analysis on the Company using the Company’s “base case” Forecast to determine a range of implied present values per share of Common Stock. The Company’s free cash flows were discounted to May 16, 2007 and terminal values were based upon assumed perpetuity growth rates for cash flows in the year 2011 ranging from 3.0% to 5.0%. In performing the illustrative discounted cash flow analysis, Goldman Sachs applied discount rates ranging from 9.5% to 13.5% for the years 2007 through 2011. The discount rates applied by Goldman Sachs reflect the Company’s weighted average cost of capital. This analysis resulted in a range of illustrative values per Share of $60.80 to $126.31.

Selected Precedent Transactions Analysis.  Goldman Sachs analyzed certain information relating to the following selected transactions in the diagnostics industry since 2001:

•	EQT Partners AB’s acquisition of Dako Denmark A/S — February 2007

•	Cytyc Corporation’s acquisition of Adeza Biomedical Corporation — February 2007

•	Quest Diagnostics Incorporated’s acquisition of POCT Holding AB (HemoCue) — February 2007

•	General Electric Company’s acquisition of Abbott Laboratories’ Diagnostic Business — January 2007

•	Cinven Limited’s acquisition of Phadia AB — November 2006

•	Danaher Corporation’s acquisition of Vision Systems Limited — October 2006

•	Becton, Dickinson and Company’s acquisition of TriPath Imaging, Inc. — August 2006

•	Siemens Aktiengesellschaft’s acquisition of Bayer AG’s Diagnostic Business — June 2006

•	Inverness Medical Innovations, Inc.’s acquisition of ACON Laboratories, Inc.’s Lateral Flow Immunoassay Products — May 2006

•	Siemens Aktiengesellschaft’s acquisition of Diagnostic Products Corporation — April 2006

•	Abbott Laboratories’ acquisition of TheraSense, Inc. — January 2004

•	Abbott Laboratories’ acquisition of i-STAT Corporation — December 2003

•	Abbott Laboratories’ acquisition of Vysis, Inc. — October 2001

For each of the selected transactions, Goldman Sachs calculated and compared aggregate consideration as a multiple of last twelve months’ sales and EBITDA, and equity consideration as a multiple of one-year forward net income.

The following tables present the results of this analysis:

	Selected Transactions		Proposed
Aggregate Consideration as a Multiple of:	Range	Median	Transaction

LTM Sales	2.6x-12.1x	4.7x	5	.3x
LTM EBITDA	10.5x-23.8x	13.1x	19	.3x(1)

(1)	For purposes of calculating the aggregate consideration as a multiple of last twelve months’ EBITDA, EBITDA includes stock-based compensation expenses. This multiple would be 15.7x if stock-based compensation expenses are excluded.

	Selected Transactions		Proposed
Equity Consideration as a Multiple of:	Range	Median	Transaction

One year forward net income	23.3x-49.0x	46.4x	43.3x

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to the Company or Inverness or the contemplated transaction.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the Biosite Board as to the fairness from a financial point of view of the $92.50 per share of Common Stock in cash to be received by the holders of Common Stock in the Offer and Merger. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecasts.

The Offer Price was determined through arms’-length negotiations between the Company and Inverness and was approved by the Biosite Board. Goldman Sachs provided advice to the Company during these negotiations. Goldman Sachs did not, however, recommend any specific amount of consideration to the Company or the Biosite Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

As described above, Goldman Sachs’ opinion to the Biosite Board was one of many factors taken into consideration by the Biosite Board in making its determination to approve the Merger Agreement. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex II.

Goldman Sachs and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. Goldman Sachs acted as financial advisor to the Company in connection with, and participated in certain of the negotiations leading to, the transactions contemplated by the Merger Agreement. Goldman Sachs expects to receive fees for its services in connection with the Offer and Merger, all of which are contingent upon consummation of the Offer and the Merger, and the Company has agreed to reimburse its expenses and indemnify Goldman Sachs against certain liabilities arising out of its engagement. In addition, Goldman Sachs has provided certain investment banking services to the Company from time to time, including having acted as arranger in connection with a $30 million open market share buyback and a $100 million accelerated share buyback in 2006. Goldman Sachs also may provide investment banking services to the Company, Inverness and their respective affiliates in the future. In connection with the above-described investment banking services Goldman Sachs has received, and may receive, compensation.

Goldman Sachs is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman Sachs and its affiliates may provide such services to the Company, Inverness and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company and Inverness for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Goldman, Sachs & Co.

Pursuant to a letter agreement dated February 21, 2007, the Company engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transactions. Pursuant to the terms of this engagement letter, the Company has agreed to pay Goldman Sachs a transaction fee of 1.2% of the aggregate consideration paid up to an aggregate consideration of $750 million plus 0.5% of the portion of aggregate consideration above $750 million, all of which is payable upon consummation of the transaction. In addition, the Company has agreed to reimburse Goldman Sachs for its reasonable expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities law, relating to, or arising out of, its engagement. The Biosite Board selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and the Merger.

MacKenzie Partners, Inc.

The Company has retained MacKenzie Partners, Inc. (“MacKenzie Partners”) for advisory and consulting services relating to corporate governance matters with respect to the Offer and the Merger. The Company has agreed to pay a customary fee for such services and to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses in connection with its engagement. The Company has also agreed to indemnify MacKenzie Partners against certain liabilities arising out of or in connection with its engagement.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or by any executive officer, director, affiliate or subsidiary of the Company, except for the following:

•	on April 2, 2007, Howard E. Greene, Jr., a member of the Biosite Board, was issued 246.61 stock units under the Company’s Amended and Restated 1996 Stock Incentive Plan (the “1996 Plan”) pursuant to the Company’s director fee deferral program;.

•	on April 9, 2007, Mr. Greene sold 1,250 shares of Common Stock in the open market at a price of $92.5608 per share pursuant to a Rule 10b5-1 trading plan adopted on November 14, 2006 (the “Greene Trading Plan”);

•	on May 7, 2007, Mr. Greene sold 1,250 shares of Common Stock in the open market at a price of $93.8284 per share pursuant to the Greene Trading Plan;

•	on May 16, 2007, Christopher J. Twomey, Senior Vice President, Finance, Chief Financial Officer and Secretary of the Company, gifted 16,350 shares of Common Stock to the San Diego Foundation;

•	on May 16, 2007, Gunars E. Valkirs, Ph.D., Senior Vice President, Biosite Discovery, gifted 80,000 shares of Common Stock to the Valkirs Family Foundation;

•	on May 16, 2007, Timothy J. Wollaeger, a member of the Biosite Board, gifted 2,730 shares of Common Stock to Yale University;

•	on May 21, 2007, Mr. Wollaeger exercised options to purchase 6,864 shares of Common Stock at exercise prices ranging from $44.18 to $53.38 per share under the 1996 Plan and sold the underlying 6,864 shares of Common Stock in the open market at a price of $91.77 per share;

•	on May 21, 2007, Dr. Anthony DeMaria, a member of the Biosite Board, exercised options to purchase 5,381 shares of Common Stock at exercise prices ranging from $25.20 to $47.66 per share under the 1996 Plan and sold the underlying 5,381 shares of Common Stock in the open market at a price of $91.85 per share;

•	on May 22, 2007, Dr. DeMaria exercised options to purchase 11,300 shares of Common Stock at exercise prices ranging from $44.18 to $53.38 per share under the 1996 Plan and sold the underlying 11,300 shares of Common Stock in the open market at a price of $91.75 per share;

•	on May 23, 2007, Mr. Wollaeger sold, in the open market, 970 shares of Common Stock at a price of $91.80 per share, 500 shares of Common Stock at a price of $91.81 per share, 600 shares of Common Stock at a price of $91.82 per share and 200 shares of Common Stock at a price of $91.85 per share;

•	on May 24, 2007, Nadine Padilla, Vice President Corporate and Investor Relations of the Company, exercised options to purchase 79,563 shares of Common Stock at exercise prices ranging from $24.95 to $47.66 per share under the 1996 Plan and sold the underlying 79,563 shares of Common Stock in the open market at prices ranging from $91.7410 to $91.7737 per share; and

•	on May 25, 2007, Kenneth F. Buechler, Ph.D., a member of the Biosite Board, gifted 142 shares of Common Stock to the Rancho Santa Fe Community School Endowment Fund and 700 shares of Common Stock to the San Diego Foundation.

During the past 60 days prior to the date of this Schedule 14D-9, no options were granted to any executive officer, director, affiliate or subsidiary of the Company.

During the past 60 days prior to the date of this Schedule 14D-9 and in the ordinary course, the Company has issued shares of Common Stock to holders of options to purchase Common Stock upon the exercise of such options by the holders thereof.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Biosite Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Biosite Board other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the Merger Agreement, to purchase directly from the Company, at a price per share equal to the Offer Price, that number of shares of Common Stock (the “Top-Up Option Company Shares”) equal to the lesser of: (x) the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Inverness, Purchaser and their respective subsidiaries and affiliates at the time of such exercise, constitutes 10,000 shares more than 90% of the Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Company Shares) and (y) an aggregate number of shares of Common Stock that is equal to 19.9% of the Common Stock issued and outstanding as of the date hereof; provided, however, that the Top-Up Option shall not be exercisable unless (i) immediately prior to such exercise, Inverness, Purchaser and their respective subsidiaries and affiliates own more than 80% of the Common Stock then outstanding and (ii) immediately after such exercise and the issuance of Common Stock pursuant thereto, Inverness, Purchaser and their respective subsidiaries and affiliates own more than 90% of the Common Stock then outstanding; and provided, further, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s total authorized and unissued shares of Common Stock.

Provided that no legal requirement prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Option Company Shares in respect thereof, Purchaser may exercise and re-exercise the Top-Up Option multiple times, in whole but not in part, at any time or times after the Acceptance Time and prior to the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement.

Vote Required to Approve the Merger and DGCL Section 253

The Biosite Board has approved the Offer, the Top-Up Option, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the board of directors of such corporation prior to such date. In accordance with the provisions of Section 203, the Biosite Board has approved the Merger Agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger and the transactions contemplated under the Merger Agreement.

U.S. Antitrust Matters

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting period requirements have been satisfied. These requirements apply to Purchaser’s acquisition of the Common Stock in the Offer, the Top-Up Option, if applicable, and the Merger.

On May 22, 2007, Inverness and Biosite each filed a Notification and Report Form for certain Mergers and Acquisitions under the HSR Act in connection with the purchase of the Shares in the Offer and the Merger with the FTC and the Antitrust Division. The HSR Act prescribes a 15-day initial waiting period for cash tender offers, moved to the next business day if the period would otherwise expire on a weekend or federal holiday, for which early termination was requested. Under the provisions of the HSR Act applicable to the Offer and the Merger, the waiting period under the HSR Act applicable to the purchase of the Shares in the Offer and the Merger will expire at 11:59 p.m., New York City time, on June 6, 2007, unless early termination of the waiting period is granted. However, the FTC and the Antitrust Division may extend the waiting period by requesting additional information or documentary material from Inverness or the Company. If such a request is made, such waiting period will expire at 11:59 p.m., New York City time, on the tenth day after substantial compliance by Inverness and the Company with such request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Inverness. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the FTC or the Antitrust Division raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay the transaction while such negotiations continue. Inverness is not required to accept for payment shares of Common Stock tendered in the Offer unless and until the waiting period requirements imposed by the HSR Act with respect to the Offer have been satisfied.

The FTC and the Antitrust Division frequently scrutinize the legality under the Antitrust Laws (as defined below) of transactions such as the Purchaser’s acquisition of shares of Common Stock in the Offer and the Merger. At any time before or after the Purchaser’s acquisition of shares of Common Stock, either or both of the FTC or the Antitrust Division could take such action under Antitrust Laws as it or they deem necessary or desirable in the public interest, including seeking to enjoin the acquisition of shares of Common Stock in the Offer or otherwise seeking divestiture of shares of Common Stock acquired by the Purchaser or divestiture of substantial assets of Inverness or its subsidiaries. Private parties, as well as state and foreign governments, may also bring legal action under the Antitrust Laws under certain circumstances. There can be no assurance that a challenge to the Offer or other acquisition of Shares by the Purchaser on antitrust grounds will not be made or, if such a challenge is made, of the result.

As used in this Offer to Purchase, “Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other Federal and state statutes, rules, regulations, orders, decrees, administrative and judicial doctrines, and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of restraining trade or commerce, or the tendency to create a monopoly or to lessen competition substantially in any market.

Foreign Antitrust Matters

Inverness and Biosite are continuing to evaluate whether, under the laws of the foreign countries in which they operate, the Offer and Merger may require them to file information with and obtain the approval of, governmental authorities therein. Inverness and Biosite anticipate making that determination shortly and filing promptly in any jurisdiction in which they conclude a filing is required.

The Rights Agreement Amendment

In connection with and prior to the execution and delivery of the Merger Agreement, the Company amended the Rights Agreement, in order to make various provisions of the Rights Agreement inapplicable to the transactions contemplated by the Merger Agreement, including (i) the execution and delivery of the Merger Agreement or any amendment thereto, (ii) the acceptance for payment or purchase by Purchaser of Common Stock pursuant to the Offer and, if applicable, the Top-Up Option, (iii) the Merger, or (iv) the consummation of any other transaction contemplated by the Merger Agreement. The amendment to the Rights Agreement also provided that Amendment No. 3 to the Rights Agreement dated March 24, 2007 was terminated and of no further legal force or effect.

The foregoing summary of this amendment to the Rights Agreement is qualified in its entirety by reference to Amendment No. 4 to Rights Agreement, which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the Merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the Effective Time (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the Merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the Merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the Merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal’ rights will not be available unless and until the Merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the Merger Agreement if the Merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger” to the effect that the Merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the Merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the Merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the Merger Agreement, and neither voting against, abstaining from voting, nor failing to vote on the Merger Agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time, and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the Merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Biosite Incorporated, 9975 Summers Ridge Road, San Diego, California 92121. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the Merger Agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the Merger Agreement or consent thereto in writing. Voting in favor of the adoption of the Merger Agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the Merger Agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the Merger Agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the Merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the

Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that Inverness would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands Inverness has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 29, 2007.(1)(2)
(a)(1)(B)	Form of Letter of Transmittal.(1)(2)
(a)(1)(C)	Form of Notice of Guaranteed Delivery.(1)(2)
(a)(1)(D)	Form of Letter from the Information Agent to Brokers, Dealers, Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.(1)(2)
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.(1)(2)
(a)(1)(G)	Summary Newspaper Advertisement as published on May 29, 2007 in The Wall Street Journal.(1)

Exhibit No.	Description

(a)(1)(H)	Joint press release issued by Inverness Medical Innovations, Inc. and Biosite Incorporated, dated May 17, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on May 18, 2007).
(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9).(2)
(a)(2)(A)	Letter to Stockholders from the Chairman and Chief Executive Officer of Biosite Incorporated, dated May 29, 2007.(2)
(a)(5)	Opinion of Goldman, Sachs & Co. to the Board of Directors of Biosite Incorporated, dated May 16, 2007 (incorporated by reference to Annex II attached to this Schedule 14D-9).(2)
(e)(1)	Agreement and Plan of Merger, dated May 17, 2007, by and among Inverness Medical Innovations, Inc., a Delaware corporation, Inca Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of Inverness, and Biosite Incorporated (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 18, 2007).
(e)(2)	Form of Indemnity Agreement between Biosite Incorporated and each of its directors and executive officers (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1 (File No. 33-98926), as amended).
(e)(3)	Biosite Incorporated Change in Control Severance Benefit Plan (incorporated by reference to Exhibit 10.45 to the Company’s Annual Report on Form 10-K for the period ended December 31, 2004 and filed on February 24, 2005).
(e)(4)	Employment Agreement, dated September 29, 2005, by and between Biosite Incorporated and Robert Anacone (incorporated by reference to Exhibit (e)(4) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 2, 2007).
(e)(5)	Relocation Agreement, dated September 29, 2005, by and between Biosite Incorporated and Robert Anacone (incorporated by reference to Exhibit (e)(5) to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on April 2, 2007).
(e)(6)	Confidentiality Agreement, dated April 11, 2007, by and between Biosite Incorporated and Inverness Medical Innovations, Inc.
(e)(7)	Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreement, dated May 17, 2007, by and between Inverness Medical Innovations, Inc., Biosite Incorporated and Kim D. Blickenstaff (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 18, 2007).
(e)(8)	Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreement, dated May 17, 2007, by and between Inverness Medical Innovations, Inc., Biosite Incorporated and Kenneth F. Buechler (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 18, 2007).
(e)(9)	Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreement, dated May 17, 2007, by and between Inverness Medical Innovations, Inc., Biosite Incorporated and Gunars E. Valkirs (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on May 18, 2007).
(e)(10)	Amendment No. 4 to Rights Agreement, dated May 17, 2007, by and between American Stock Transfer & Trust Company (successor-in-interest to Fleet National Bank (f.k.a. BankBoston, N.A.)) and Biosite Incorporated (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 18, 2007).

(1)	Incorporated by reference to the Schedule TO filed by Inca Acquisition, Inc. and Inverness Medical Innovations, Inc. on May 29, 2007.

(2)	Included in materials mailed to stockholders of Biosite Incorporated.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOSITE INCORPORATED

By:	/s/ Kim D. Blickenstaff
Name: Kim D. Blickenstaff

Title:	Chairman and Chief Executive Officer

Dated: May 29, 2007

Annex I — Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II — Opinion of Goldman, Sachs & Co. to the Board of Directors of Biosite Incorporated, dated May 16, 2007

Annex III — Section 262 of the Delaware General Corporation Law

ANNEX I

BIOSITE INCORPORATED
9975 SUMMERS RIDGE ROAD
SAN DIEGO, CA 92121

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send Us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about May 29, 2007 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Biosite Incorporated, a Delaware corporation (“Biosite” or the “Company”), with respect to the tender offer by Inca Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Inverness Medical Innovations, Inc., a Delaware corporation (“Inverness”), to the holders of record of shares of common stock, par value $0.01 per share, of Biosite (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” to refer to Biosite. You are receiving this Information Statement in connection with the possible election of persons designated by Biosite to seats on the board of directors of Biosite (the “Biosite Board”). Such designation would be made pursuant to an Agreement and Plan of Merger, dated May 17, 2007 (the “Merger Agreement”), by and among Inverness, Purchaser and Biosite that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “Merger”).

Pursuant to the Merger Agreement, Purchaser commenced a cash tender offer (the “Offer”) on May 29, 2007 to purchase all of the outstanding shares of Common Stock at a price of $92.50 per share in cash without interest, plus if the first time that Purchaser accepts for payment any Common Stock tendered pursuant to the Offer (the “Acceptance Time”) shall not have occurred on or prior to Monday, July 2, 2007 (the “Target Date”), an amount of cash equal to $0.015205 per share per day for each day during the period commencing on Tuesday, July 3, 2007 through the Acceptance Time. The Offer is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 29, 2007 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on Monday, June 25, 2007 (the end of the day on Monday), at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Biosite’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and Inverness with the Securities and Exchange Commission (the “SEC”) on May 29, 2007.

The Merger Agreement provides that, after such time as Purchaser accepts for payment any shares of Common Stock tendered pursuant to the Offer (the “Acceptance Time”) and at all times thereafter, the Company will, upon Inverness’ request and subject to applicable legal requirements, take all actions necessary to cause persons designated by Inverness to become members of the Company’s Board of Directors (the “Biosite Board”) so that the total number of such persons equals that number of directors, rounded up to the next whole number, determined by multiplying (x) the total number of directors on the Biosite Board (after giving effect to the directors elected or designated by Inverness in accordance with the terms and conditions of the Merger Agreement) by (y) the percentage that the number of shares of Common Stock beneficially owned by Inverness, Purchaser or any of their respective affiliates bears to the total number of shares of Common Stock outstanding at the Acceptance Time (determined on a fully-diluted basis, but disregarding any unvested stock options and other unvested rights to acquire shares of Common Stock). The Merger Agreement further provides that, upon Inverness’ request following the Acceptance Time, and at all times thereafter, Biosite shall cause the directors designated by Inverness to constitute the same percentage (rounded up to the next whole number) as is on the Biosite Board of (i) each committee of the Biosite Board, (ii) each board of directors (or similar body) of each subsidiary of Biosite and

(iii) each committee (or similar body) of each such board, in each case to the extent permitted by applicable legal requirements and the Marketplace Rules of the NASDAQ Global Select Market.

Biosite has agreed to use its reasonable efforts to secure the resignation of directors, to promptly fill vacancies or newly created directorships on the Biosite Board, to increase the size of the Biosite Board and/or to amend the bylaws of Biosite to the extent necessary to permit Inverness’ designees to be elected to the Biosite Board in accordance with the Merger Agreement. Notwithstanding the foregoing, prior to the effective time of the merger contemplated by the Merger Agreement (the “Effective Time”), the Biosite Board will always have at least two “Continuing Directors.” Under the Merger Agreement, “Continuing Directors” are defined as (i) directors who are not an affiliate, representative or designee of Inverness or Purchaser and were directors on the Biosite Board prior to the date of the Merger Agreement and (ii) any successor of a Continuing Director who is not an affiliate, representative or designee of Inverness or Purchaser and was recommended or elected to succeed such Continuing Director by a majority of the Continuing Directors.

Following the election or appointment of Inverness’ designees to the Biosite Board and prior to the Effective Time of the merger contemplated by the Merger Agreement, the Merger Agreement provides that (1) any amendment to or termination of the Merger Agreement by the Company, (2) any amendment to Biosite’s certificate of incorporation, (3) any extension of time for the performance of any of the obligations or other acts of Purchaser or Inverness under the Merger Agreement, (4) any waiver of compliance with any covenant of Inverness or Purchaser or any condition to any obligation of Biosite or any waiver of any right of Biosite under the Merger Agreement, (5) any Company Change in Recommendation (as defined below), and (6) any other consent or action by the Biosite Board with respect to the Merger Agreement, the Offer or the Merger, will require the approval of a majority of the Continuing Directors and such approval shall constitute the authorization of such matter by the Biosite Board, and no other action on the part of the Biosite or any other director of Biosite shall be required to authorize such matter.

A “Company Change in Recommendation” means (i) a withdrawal, qualification, modification, change or amendment in any manner adverse to the transactions contemplated by the Merger Agreement, Inverness or Purchaser, of the Biosite Board’s recommendation set forth in the Schedule 14D-9, the Biosite Board’s approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option and the Merger, or specified compensation related approvals required pursuant to the Merger Agreement, (ii) a failure to reconfirm the Biosite Board’s recommendation set forth in the Schedule 14D-9 or the Biosite Board’s approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer, the Top-Up Option and the Merger promptly, and in any event within two business days, following Inverness’ request to do so (A) if Inverness makes such request following the time at which an Acquisition Proposal (as defined below) made by a third party shall have been publicly announced or shall otherwise have become public, subject to specified limitations or (B) if one or more members of the Biosite Board shall have taken any action publicly or that shall have become public that indicates that such member or members of the Biosite Board do not unanimously support the Offer or the Merger, (iii) an approval or recommendation of any Acquisition Proposal, (iv) if a tender offer or exchange offer that, if successful, would result in any Person (as defined in the Merger Agreement) or “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becoming a beneficial owner of ten percent or more of the outstanding shares of Common Stock is commenced (other than by Inverness or Purchaser), a failure to recommend that the Company’s stockholders not tender their shares of Common Stock in such tender or exchange offer within five business days following such commencement, (v) except in connection with a termination of the Merger Agreement pursuant to the terms thereof, permitting the Company or any subsidiary of the Company to enter into any Contract (as defined in the Merger Agreement), including any letter of intent or understanding, with respect to any Acquisition Proposal, or (vi) except in connection with a termination of the Merger Agreement pursuant to the terms thereof, a resolution or proposal to take any action described in clauses (i) through (v) above.

An “Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by Inverness or Purchaser) relating to a possible transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving or resulting in: (i) any acquisition or purchase from the Company by any Person or “group” (as defined under Section 13(d) of the Exchange Act), directly or indirectly, of more than 15% of the total outstanding voting securities of the Company, or any tender offer or exchange offer that, if consummated, would result in the Person or “group” making such offer beneficially owning 15% or more of the total outstanding shares of Common Stock; (ii) any merger, consolidation, share exchange, business combination, acquisition of securities, recapitalization, tender offer, exchange offer or other similar transaction involving the Company pursuant to which the stockholders of the Company immediately prior to the consummation of such transaction would hold less than 85% of the equity interests in the surviving or resulting entity of such transaction immediately after consummation thereof; (iii) any sale, lease, exchange, transfer, license, acquisition or disposition of more than 15% of the assets of the Company (including the interest of the Company in its subsidiaries) (measured by either book or fair market value thereof) or the net revenues or net income of the Company; or (iv) any liquidation, dissolution, recapitalization or other significant corporate reorganization of the Company.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Inverness’ designees to the Biosite Board. As a result of the pending Offer and anticipated Merger, the Company does not currently intend to hold its 2007 Annual Meeting of Stockholders.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement. We are not asking you for a proxy and you are requested not to send us a proxy.

The information contained in this Information Statement (including information herein incorporated by reference) concerning Inverness, Purchaser and Inverness’ designees has been furnished to Biosite by Inverness, and Biosite assumes no responsibility for the accuracy or completeness of such information.

INVERNESS DESIGNEES

Inverness has informed Biosite that it will choose its designees to the Biosite Board from the executive officers and directors of Inverness and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders of Biosite. The information with respect to such individuals in Schedule I to the Offer to Purchase is incorporated herein by reference. Inverness has informed Biosite that each of the executive officers and directors of Inverness and/or Purchaser listed in Schedule I to the Offer to Purchase who may be chosen has consented to act as a director of Biosite, if so designated.

Based solely on the information set forth in Schedule I to the Offer to Purchase filed by Purchaser, none of the executive officers or directors of Inverness and/or Purchaser listed in Schedule I to the Offer to Purchase (1) is currently a director of, or holds any position with, Biosite, or (2) has a familial relationship with any directors or executive officers of Biosite. Biosite has been advised that, to the best knowledge of Purchaser and Inverness, none of the executive officers or directors of Inverness and/or Purchaser listed in Schedule I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Biosite and none have been involved in any transactions with Biosite or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Inverness has informed Biosite that, to the best of its knowledge, none of the executive officers or directors of Inverness and/or Purchaser listed in Schedule I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Inverness’ designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the Merger Agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, on Monday, June 25, 2007 (the end of the day on Monday). It is currently not known which, if any, of the current directors of Biosite would resign.

CERTAIN INFORMATION CONCERNING BIOSITE INCORPORATED

The authorized capital stock of Biosite consists of 60,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.01 per share. As of the close of business on May 11, 2007, there were

17,142,895 shares of Common Stock outstanding and no shares of preferred stock outstanding. The Biosite Board currently consists of six members.

The Common Stock is the only class of voting securities of Biosite outstanding that is entitled to vote at a meeting of stockholders of Biosite. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF BIOSITE INCORPORATED

Set forth below are the name, age and position of each officer and director of Biosite as of May 11, 2007.

Name	Age	Position

Kim D. Blickenstaff*	54	Chief Executive Officer and Chairman of the Board of Directors
Kenneth F. Buechler, Ph.D.*	53	Director, President and Chief Scientific Officer
Robert B. Anacone*	56	Senior Vice President, Worldwide Marketing and Sales
Christopher R. Hibberd*	41	Senior Vice President, Corporate Development
Christopher J. Twomey*	47	Senior Vice President, Finance, Chief Financial Officer and Secretary
Gunars E. Valkirs, Ph.D.*	55	Senior Vice President, Biosite Discovery
David B. Berger	37	Vice President, Legal Affairs
Thomas G. Blassey	46	Vice President, U.S. Sales
John Cajigas	41	Vice President, Finance
Gary A. King*	51	Vice President, International Operations
Stephen M. Lesefko	54	Vice President, Engineering
Paul H. McPherson, Ph. D.	48	Vice President, Research and Development
Nadine E. Padilla*	46	Vice President, Corporate and Investor Relations
Norman A. Paradis, M.D.	51	Vice President, Clinical and Medical Affairs
S. Elaine Walton	53	Vice President, Quality Assurance & Program Management
Robin G. Weiner	51	Vice President, Regulatory and Government Affairs
Michael A. Whittaker	49	Vice President, Intellectual Properties
Anthony DeMaria, M.D.	64	Director
Howard E. Greene, Jr.	64	Director
Lonnie M. Smith	62	Director
Timothy J. Wollaeger	63	Director

*	Denotes executive officer.

Biographical information regarding each of the Company’s executive officers is as follows:

Kim D. Blickenstaff is a founder of Biosite and has served as Chief Executive Officer and a director of the Company since April 1988 and was Secretary from April 1988 to June 2002. From April 1988 to October 2004, Mr. Blickenstaff also served as President of the Company. In October 2004 he was appointed Chairman of the Board of Directors. Before forming the Company, he held various positions in finance, operations, research management, sales management, strategic planning, and marketing with Baxter Travenol, National Health Laboratories and Hybritech Incorporated. Mr. Blickenstaff is also a director of Medivation, Inc., DexCom, Inc. and SenoRx, Inc. and two privately held medical product companies. Mr. Blickenstaff received a B.A. from Loyola University, Chicago and an M.B.A. from the Graduate School of Business, Loyola University, Chicago.

Kenneth F. Buechler, Ph.D. is a founder of Biosite and a co-inventor of certain of its proprietary technology, and has been a director since June 2003 and was promoted in October 2004 to President and Chief Scientific Officer. From March 2003 to October 2004, Dr. Buechler was Biosite’s Senior Vice President, Research and Development and from April 2001 to March 2003, Dr. Buechler was Vice President, Research and Development. From January 1994 to April 2001, he was Vice President, Research and was Director of Chemistry from April 1988 to January 1994. Before forming the Company, he was a Senior Scientist in the Diagnostics Research and Development Group at Hybritech Incorporated. Dr. Buechler is also a director of a privately held medical product company. Dr. Buechler received a B.S. in Chemistry and Ph.D. in Chemistry from Indiana University.

Robert B. Anacone joined Biosite in October 2005 as the Senior Vice President of Worldwide Marketing and Sales. From 1998 to 2005, Mr. Anacone was the Chairman and CEO of MediSpectra, Inc., a medical device company. From 1992 to 1997, Mr. Anacone was the Executive Vice President of Worldwide Marketing and Sales for Perseptive Biosystems, Inc. In his career, Mr. Anacone has also held similar positions at Serno Diagnostics and at Gene-Track Systems, Inc. Mr. Anacone began his career in marketing and sales management at Hybritech Incorporated where he launched the first PSA product. Mr. Anacone is the Chairman of the Board of Directors of a privately held medical product company. Mr. Anacone holds a B.S. in Economics from the University of Hartford, Connecticut.

Christopher R. Hibberd joined Biosite in June 1997 as Vice President, Corporate Development and was promoted in October 2004 to Senior Vice President, Corporate Development. Prior to June 1997, he held consulting positions at various companies, including the Boston Consulting Group (BCG), and also was a Development Engineer for Albright & Wilson Americas from 1987 to 1990. Mr. Hibberd holds a B.S. in Engineering from the University of Toronto, Canada and an M.B.A. from the University of Western Ontario, Canada.

Christopher J. Twomey joined Biosite as Director of Finance in March 1990. He was promoted to Senior Vice President of Finance in October 2004 and has also served as Secretary since June 2002. From 1993 to October 2004, he was our Vice President of Finance and Chief Financial Officer. From 1981 to March 1990, Mr. Twomey was employed at Ernst & Young LLP, where from October 1985 to March 1990, he served as an Audit Manager. Mr. Twomey is also on the Board of Directors of Cadence Pharmaceuticals, Inc. and Senomyx, Inc. Mr. Twomey holds a B.A. in Business Economics from the University of California at Santa Barbara.

Gunars E. Valkirs, Ph.D., a founder of Biosite and a co-inventor of certain of our proprietary technology, has been a Vice President since 1988. Dr. Valkirs was promoted in October 2004 to Senior Vice President, Biosite Discovery. From April 2001 to October 2004, Dr. Valkirs was our Vice President, Biosite Discovery. Prior to April 2001, he was Biosite’s Vice President, Research and Development. Dr. Valkirs also served as a director of the Company from 1998 to April 2003. Before forming Biosite, he was a Scientific Investigator with the Diagnostics Research & Development Group at Hybritech Incorporated, where he was the primary inventor of Hybritech’s patented ICON technology. Dr. Valkirs is also a director of Nautilus Biotech, a privately held company. Dr. Valkirs holds a Ph.D. in Physics from the University of California at San Diego.

David B. Berger joined Biosite in March 2003 and has been our Vice President, Legal Affairs since June 2006. From March 2003 until October 2004, he was Biosite’s Director of Legal Affairs, and from October 2004 until June 2006, he was Biosite’s Senior Director of Legal Affairs. Prior to joining Biosite, Mr. Berger was an attorney in private practice at Cooley Godward LLP and he was previously in-house counsel to Amylin Pharmaceuticals, Inc. Mr. Berger holds a B.A. in Economics from the University of California, Berkeley and a J.D. from Stanford Law School.

Thomas G. Blassey joined Biosite in December 2001 as Regional Sales Director in the Mid Atlantic region. He was promoted to Vice President, U.S. Sales in January 2007. Prior to joining Biosite in 2001, Mr. Blassey was Vice President of Sales, Marketing and New Business Development at eCompanyStore. Prior to that, he served as Director of Marketing and Director of Sales at medical device manufacturers TriPath Imaging Inc. and DYNEX Technologies, Inc., respectively. Mr. Blassey has also held various manager, sales and marketing positions at Abbott Laboratories. Mr. Blassey holds a B.S. in Speech Communication from Radford University.

John Cajigas joined Biosite in August 1995 as Manager of Planning and Financial Analysis and was promoted to Director of Finance in November 1997. He was promoted to Vice President, Finance in October 2004. From 1989

to 1995, Mr. Cajigas was employed at Ernst & Young LLP, where from 1994 to August 1995, he served as an Audit Manager. Mr. Cajigas is a Certified Public Accountant and holds a B.S. in Business Administration, Accounting from San Diego State University.

Gary A. King joined Biosite in July 2002 as Vice President, Worldwide Marketing and was promoted in November 2002 to Vice President, Worldwide Sales and Marketing. In November 2003, Mr. King assumed the position of Vice President, International Operations. He was formerly National Director of Sales for Advanced Respiratory Incorporated. From 1987 to 2001, he held various positions in operations, sales, marketing, business development and general management for Hybritech Incorporated, Eli Lilly and Guidant Corporation. Mr. King holds a B.S. in Zoology from Pomona College and an M.B.A. from the Stanford Graduate School of Business.

Stephen M. Lesefko joined Biosite in March 1995 as Director, Engineering and was promoted to Vice President, Engineering in October 2004. Prior to joining Biosite, Mr. Lesefko held engineering management positions at Dogloo, Inc., Baxter International, Inc. and Gould Cardiovascular. Mr. Lesefko holds a B.A. in Mechanical Engineering from General Motors Institute and an M.B.A. from the University of LaVerne.

Paul H. McPherson, Ph.D. joined Biosite in September 1993 as a Research Scientist and was promoted in June 1999 to Director, Research and Development. In October 2004, Dr. McPherson was promoted to Vice President, Research and Development. Prior to joining Biosite, Dr. McPherson was a post-graduate research physicist at the University of California, San Diego. Dr. McPherson holds a Ph.D. in Physics (Biophysics) and a Masters in Physics from the University of California, San Diego.

Nadine E. Padilla joined Biosite as Director, Investor Relations and Corporate Communications in January 1997 and was promoted to Vice President, Corporate and Investor Relations in October 2000. Prior to joining Biosite, Ms. Padilla was the Investor Relations Manager at Pyxis Corporation from its initial public offering in 1992 until its acquisition by Cardinal Health, Inc. in 1995. From 1995 to 1997, she was the Product Director for Pyxis’ Access Medical Systems product line. Ms. Padilla also held various investor relations and financial reporting positions at HomeFed Bank and Great American Bank between 1985 and 1992. Ms. Padilla holds a B.A. in Political Science from the University of California, San Diego and an M.B.A. from the University of California, Los Angeles.

Norman A. Paradis, M.D. joined Biosite in June 2005 as Vice President, Medical Affairs. In December 2005 he became Vice President of Clinical and Medical Affairs. Prior to joining Biosite, Dr. Paradis was a Professor of Surgery and Medicine at the University of Colorado, and a Senior Medical Director at the University of Colorado Hospital from 1999 to 2005. Dr. Paradis has also held clinical, academic and administrative positions at Columbia University, New York University and Medical College of Virginia. Dr. Paradis holds a B.S in Molecular Biology from Marlboro College and an M.D. from Northwestern University.

S. Elaine Walton joined Biosite in December 1997 as Director of Project Management. In 2005, Ms. Walton was promoted to Vice President, Quality Assurance and Program Management. Prior to joining Biosite, Ms. Walton held the positions of Vice President of Quality Assurance/Compliance/Project Management and Vice President of Operations for Nichols Institute Diagnostics (a division of Corning Nichols & Quest Diagnostics), a biotechnology company that develops, manufactures and markets medical diagnostic tests and instrumentation. Ms. Walton obtained her clinical and medical technology experience at SmithKline Clinical Laboratory and has more than 20 years of healthcare industry experience. Ms Walton is a Regulatory Affairs Certified Professional (RAC), a Certified Quality Manager (CQM) and a Certified Project Management Professional (PMP). Ms. Walton holds a B.S. in Biology with an emphasis on medical technology from California State University of Hayward and an M.B.A. in Business Administration from the University of Texas at Dallas.

Robin G. Weiner joined Biosite in August 2004 as Vice President, Regulatory and Government Affairs. From 1982 until joining Biosite, Ms. Weiner held several management positions at Quidel Corporation, in areas such as research and development, quality, manufacturing, clinical and regulatory affairs, and most recently served as Quidel’s Vice President of Clinical and Regulatory Affairs. Previously, she held various positions at Scripps Clinic and Research Foundation and the University of California, San Diego. Ms. Weiner holds a B.A. in Biology from the University of California, San Diego and an M.B.A. from National University.

Michael A. Whittaker joined Biosite in 2003 as Director, Intellectual Properties and was promoted to Senior Director, Intellectual Properties in October 2004. In 2006, Mr. Whittaker was promoted to Vice President, Intellectual Properties. Prior to joining Biosite, Mr. Whittaker worked in the intellectual properties group at the law firms of Foley & Lardner LLP, Brobeck, Phleger & Harrison LLP and Lyon & Lyon LLP. Mr. Whittaker holds a J.D. from the University of San Diego, from which he graduated magna cum laude, a Masters in Biochemistry from the University of Colorado Health Sciences Center and a B.S. in Biological Sciences from the University of California, Irvine.

Biographical information regarding each of the Company’s non-employee directors is as follows:

Anthony DeMaria, M.D. joined the Biosite Board in June 1998. Dr. DeMaria is a Professor of Medicine at the University of California, San Diego. He served as the Chief of the Division of Cardiology at the University of California, San Diego, School of Medicine until 2004 when he assumed the position of Director of the Sulpezio Family Cardiovascular Center. Prior to joining the University of California in 1992, Dr. DeMaria was Director of the Kentucky Heart Institute. Prior to joining the Kentucky Heart Institute, he held key management positions at the University of Kentucky College of Medicine and the University of California, Davis, School of Medicine. In 1988, Dr. DeMaria served as president of the American College of Cardiology and he is past-president of the American Society of Echocardiography. Dr. DeMaria received a B.S. from College of the Holy Cross and an M.D. from New Jersey College of Medicine.

Howard E. Greene, Jr. joined the Biosite Board in June 1989. Mr. Greene is an entrepreneur who founded, managed and financed a series of medical technology companies during the past 25 years. From September 1987 to July 1996, Mr. Greene was the founding Chief Executive Officer of Amylin Pharmaceuticals, Inc., a biotechnology company developing drug candidates for treating metabolic diseases. From October 1986 until July 1993, Mr. Greene was a founding general partner of Biovest Partners, a seed venture capital firm. He was Chief Executive Officer of Hybritech Incorporated from March 1979 until its acquisition by Eli Lilly & Co. in March 1986, and was co-inventor of Hybritech’s patented monoclonal antibody assay technology. Prior to joining Hybritech, he was an executive with the medical diagnostics division of Baxter Healthcare Corporation from 1974 to 1979, and a consultant with McKinsey & Company from 1967 to 1974. He is a director of Amylin Pharmaceuticals, Inc. Mr. Greene received a B.A. from Amherst College and an M.B.A. from Harvard University.

Lonnie M. Smith joined the Biosite Board in October 1997. Since 1997, Mr. Smith has served as Chief Executive Officer and Chairman of the Board of Directors of Intuitive Surgical Inc., a surgical device company. From 1982 to February 1997, he served as Senior Executive Vice President for Hillenbrand Industries, Inc., a diversified public holding company. Mr. Smith was a director of Hillenbrand from 1981 to February 1997. Mr. Smith has also held positions with Boston Consulting Group, Inc. and IBM. He had been employed by Hillenbrand or its subsidiaries in various offices since 1976. Mr. Smith received a B.S. in Electrical Engineering from Utah State University and an M.B.A. from Harvard Business School.

Timothy J. Wollaeger joined the Biosite Board as Chairman of the Board of Directors at the inception of the Company. In October 2004, Mr. Wollaeger resigned as Chairman of the Board of Directors, but continues to serve as a Director on our Board of Directors. Mr. Wollaeger is a Managing Director of Sanderling Ventures, a venture capital firm he joined in April 2002, and is the President and CEO of Harkness Pharmaceuticals, Inc. From December 1993 until December 2006, Mr. Wollaeger was the General Partner of Kingsbury Associates, L.P., a venture capital firm he founded in 1993. From May 1990 until December 1993, he was Senior Vice President and a director of Columbia Hospital Corporation (now HCA Healthcare Corporation). From October 1986 until July 1993, he was a founding general partner of Biovest Partners, a seed venture capital firm. Earlier in his career, Mr. Wollaeger also served as the chief financial officer of several publicly traded and privately held companies. He is currently the Chairman of the Board of Directors of Digirad Corporation. Mr. Wollaeger received a B.A. in Economics from Yale University and an M.B.A. from Stanford University.

CORPORATE GOVERNANCE AND BOARD MATTERS

Independence of the Biosite Board

As required under The NASDAQ Stock Market (“NASDAQ”) listing standards, a majority of the members of a listed company’s Board of Directors must qualify as “independent,” as affirmatively determined by the Board of Directors. The Biosite Board consults with the Company’s counsel to ensure that the Biosite Board determinations are consistent with all relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of NASDAQ, as in effect from time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, including Dr. DeMaria’s relationship with the Sulpezio Center discussed below, the Biosite Board affirmatively has determined that the following directors, constituting a majority of the Company’s directors, are independent directors within the meaning of the applicable NASDAQ listing standards: Dr. DeMaria, Mr. Greene, Mr. Smith and Mr. Wollaeger. Mr. Blickenstaff, the Company’s Chief Executive Officer and Chairman of the Board of Directors and Dr. Buechler, the Company’s President and Chief Scientific Officer are not independent directors by virtue of their employment with the Company. The Company’s definitions of “independence” for its directors can be located on its corporate website at www.biosite.com/investor/guidelines.aspx.

Dr. DeMaria is also the Director of the Sulpezio Family Cardiovascular Center (the “Sulpezio Center”) at the University of California, San Diego (“UCSD”). During the 2005 fiscal year, the Company entered into an agreement to support a fellowship at the Sulpezio Center by contributing $100,000 to UCSD in each of fiscal 2006, 2007 and 2008. In fiscal 2006, the Company’s contribution was partially reduced by the value of shares of Company stock contributed to UCSD in support of the fellowship by Gunars E. Valkirs, Ph.D., the Company’s Senior Vice President, Biosite Discovery. The actual amount contributed by the Company to UCSD in fiscal 2006 was $40,399.

Information Regarding the Biosite Board and its Committees

In 2004, the Biosite Board documented the governance practices followed by the Company by adopting Corporate Governance Guidelines. The guidelines are intended to set forth in writing the practices that have been used by the Biosite Board to review and evaluate the Company’s business operations as needed and to make decisions that are independent of the Company’s management. The guidelines are also intended to document the aligned interests of directors and management with those of the Company’s stockholders. The Corporate Governance Guidelines, as well as the charters for each committee of the Biosite Board and the Company’s Code of Business Conduct and Ethics, are posted on the Company’s website at www.biosite.com.

Consistent with NASDAQ listing standards, in fiscal 2006 the Company’s independent directors met in regularly scheduled executive sessions at which only independent directors were present.

The Biosite Board has four committees: an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and a Stock Option Committee. The following table provides membership information for fiscal 2006 for each of the committees of the Biosite Board:

Nominating and
Corporate
Name	Audit(1)		Compensation(1)		Governance(1)		Stock Option

Kim D. Blickenstaff							X
Kenneth F. Buechler, Ph.D.
Howard E. Greene, Jr.	X				X	*
Timothy J. Wollaeger	X	*	X	*	X
Lonnie M. Smith	X		X
Anthony DeMaria, M.D.
Total meetings in fiscal 2006	10		9		2		17

*	Designated committee chairperson.

(1)	Does not include actions by written consent.

Below is a description of each committee of the Biosite Board. Each of the committees has authority to engage legal counsel or other experts or consultants, as it deems appropriate to carry out its responsibilities.

Audit Committee

The Audit Committee of the Biosite Board assists the Biosite Board in fulfilling its oversight responsibility with respect to the Company’s corporate accounting and financial reporting process. In that regard, the Audit Committee’s functions are, among other things, to select and employ the Company’s independent auditors; to evaluate the qualifications, performance and independence of the Company’s independent auditors; to review the scope and plan of work to be performed by the independent auditors; to approve in advance the auditing and permissible non-audit services to be performed by the independent auditors; to review reports of the independent auditors; to review and discuss the Company’s financial statements to be included in its periodic reports filed with the SEC; to review with management and the independent auditors the results of the annual audited financial statements and quarterly financial statements, including reviewing the Company’s disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and to establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters. Three directors comprise the Audit Committee: Messrs. Wollaeger (Chair), Greene and Smith. The Audit Committee met ten times in fiscal 2006.

The Biosite Board annually reviews the NASDAQ listing standards definition of independence for Audit Committee members and has determined that all members of the Company’s Audit Committee are independent (as independence for audit committee members is currently defined in Rule 4350(d)(2)(A)(i) and (ii) of the NASDAQ listing standards). The Biosite Board has determined that Mr. Wollaeger qualifies as an “audit committee financial expert,” as defined in applicable SEC rules. The Biosite Board made a qualitative assessment of Mr. Wollaeger’s level of knowledge and experience based on a number of factors, including his formal education, and his experience as an executive, including past service as a chief financial officer, of several publicly traded and privately held companies.

Compensation Committee

The Compensation Committee of the Biosite Board assists the Biosite Board in fulfilling its oversight responsibility with respect to the Company’s compensation policies, plans and programs, and reviews and determines the compensation to be paid to the Company’s executive officers and directors. In that regard, the Compensation Committee’s functions are, among other things, to review, evaluate and recommend or approve compensation arrangements for executive officers, other senior management and directors of the Company; to determine, in its sole discretion, the compensation and other terms of employment of the Company’s Chief Executive Officer; and to implement and administer the Company’s stock plans, stock purchase plans, cash bonus plans, deferred compensation plans and similar programs. The Compensation Committee also awards all inducement stock option awards to new employees under our 2002 Nonqualified Stock Incentive Plan. Two directors comprise the Compensation Committee: Messrs. Wollaeger (Chair) and Smith. All members of the Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The Compensation Committee met nine times in fiscal 2006.

Under its charter, the Compensation Committee may form, and delegate authority to, subcommittees, as appropriate. The Compensation Committee has delegated certain limited authority to a Stock Option Committee, composed of Mr. Blickenstaff, to grant, without any further action required by the Compensation Committee, stock options to employees who are not officers of the Company. The purpose of this delegation of authority is to enhance the flexibility of option administration within the Company and to facilitate the timely grant of options to non-management employees, particularly new employees.

Historically, the Compensation Committee has made most significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. However, the Compensation Committee also considers matters related to individual compensation, such as compensation for new executive hires, as well as high-level strategic issues, such as the efficacy of the Company’s compensation strategy, potential modifications to that strategy and new trends, plans or approaches to compensation, at various meetings throughout the year. Generally, the Compensation Committee’s process comprises two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee solicits and considers evaluations and recommendations submitted to the Committee by the Chief Executive Officer and the Head of Worldwide Human Resources. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. For all executives, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, executive stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and analyses of executive compensation paid at a peer group of companies and research institutions that compete with the Company for key talent.

The specific determinations of the Compensation Committee with respect to executive compensation for fiscal 2006 are described in greater detail in the Compensation Discussion and Analysis section of this Information Statement.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee of the Biosite Board assists the Biosite Board in fulfilling its oversight responsibility with respect to the composition of the Biosite Board and the Company’s corporate governance matters. In that regard, the Nominating and Corporate Governance Committee’s functions are, among other things, to establish criteria for membership on the Biosite Board; to identify, evaluate and recommend candidates to serve on the Biosite Board; to evaluate and assess the performance of the Biosite Board and its committees; and to develop and review corporate governance principles applicable to the Company. Two directors comprise the Nominating and Corporate Governance Committee: Messrs. Greene (Chair) and Wollaeger. All members of the Nominating and Corporate Governance Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards). The Nominating and Corporate Governance Committee met two times during fiscal 2006.

The Nominating and Corporate Governance Committee believes that candidates for director should have certain minimum qualifications, including having the highest personal integrity and ethics, possessing relevant background and expertise upon which to be able to offer advice and guidance to management and having sufficient time to devote to the affairs of the Company. All directors should also rigorously represent the long-term interests of the Company’s stockholders. However, the Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the Biosite Board, the operating requirements of the Company and the long-term interests of stockholders. In conducting this assessment, the Committee may consider attributes such as diversity, age, skills, and such other factors as it deems appropriate, given the current needs of the Biosite Board and the Company, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating and Corporate Governance Committee also reviews such directors’ overall service to the Company during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Committee determines whether the nominee must be independent for NASDAQ purposes, which determination is based upon applicable NASDAQ listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the Biosite Board. The Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee by majority vote. To date, the Nominating and Corporate Governance Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates.

At this time, the Nominating and Corporate Governance Committee does not consider director candidates recommended by stockholders. The Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for membership on the Biosite Board, based on the criteria for the Biosite Board membership as set forth in the Company’s Corporate Governance Guidelines.

Stock Option Committee

The Board of Directors also has a Stock Option Committee comprised of a single member, Mr. Blickenstaff. Generally, the Stock Option Committee may award stock options under Biosite’s equity based compensation plans to employees who are not officers of the Company. The Stock Option Committee met seventeen times by written consent during fiscal 2006 in order to award stock options to new employees that were not receiving inducement stock option awards under the Company’s 2002 Nonqualified Stock Incentive Plan and to award stock options to current employees in recognition of promotions and continued service to the Company.

Meetings of the Biosite Board; Annual Meeting Attendance

The Biosite Board held twelve meetings during the last fiscal year. All members of the Biosite Board attended 75% of the aggregate of the total number of meetings of the Biosite Board and of the committees, on which he director served, held during the period for which he was a director or committee member, respectively. It is Biosite’s policy to invite directors and nominees for director to attend the annual meetings. Two of Biosite’s directors attended the 2006 Annual Meeting of Stockholders.

Stockholder Communications with the Biosite Board

Persons interested in contacting directors with their concerns or issues may address correspondence to a particular director, or to the entire Biosite Board, or to the independent directors generally, in care of Biosite Incorporated at 9975 Summers Ridge Road, San Diego, California, 92121. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating and Corporate Governance Committee.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the ownership of Common Stock as of May 11, 2007 (with the exception of the ownership information of Gamco Investors, Inc. and its affiliates, which is as of May 21, 2007) by: (i) each director of the Company; (ii) each of the executive officers of the Company named in the Summary Compensation Table below; (iii) all executive officers and directors of the Company as a group; and (iv) all those known by the Company to be beneficial owners of more than five percent of the Common Stock.

	Beneficial Ownership(1)
	Number of	Percent of
Beneficial Owner	Shares	Total

Gamco Investors, Inc. and its affiliates(2)	1,683,034	9.8%
One Corporate Center Rye, NY 10580
Smith Barney Fund Management LLC and its affiliates(3)	1,182,700	6.9%
399 Park Avenue New York, NY 10022
Barclays Global Investors, NA and its affiliates(4)	1,101,811	6.4%
45 Fremont Street San Francisco, CA 94105
Wellington Management Company, LLP(5)	871,425	5.1%
75 State Street Boston, MA 02109
Kim D. Blickenstaff(6)	630,793	3.7%
Kenneth F. Buechler, Ph.D.(7)(6)	579,359	3.4%
Gunars E. Valkirs, Ph.D.(8)(6)	514,741	3.0%
Howard E. Greene, Jr.(9)(6)	243,619	1.4%
Christopher J. Twomey(10)(6)	286,088	1.7%
Christopher R. Hibberd(11)(6)	150,765	*
Lonnie M. Smith(6)	41,641	*
Dr. Anthony DeMaria(6)	17,572	*
Timothy J. Wollaeger(12)(6)	12,755	*
All executive officers and directors as a group (12 persons)(13)	2,695,859	15.7%

*	Denotes less than 1%

(1)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D and 13G filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the stockholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based on 17,142,895 shares outstanding on May 11, 2007, adjusted as required by rules promulgated by the SEC.

(2)	Pursuant to a Schedule 13D/A dated May 23, 2007 that reported their holdings as of May 22, 2007, filed jointly by Gabelli Funds, LLC, GAMCO Asset Management, Inc., Gabelli Securities, Inc., Gabelli Advisers, Inc., GGCP, Inc., GAMCO Investors, Inc. and Mario J. Gabelli. According to this Schedule 13D/A, Gabelli Funds, LLC reported beneficial ownership of 654,700 shares, sole voting power as to 654,700 shares and sole dispositive power as to 654,700 shares; GAMCO Asset Management, Inc. reported beneficial ownership of 798,800 shares, sole voting power as to 783,800 shares and sole dispositive power as to 798,800 shares; Gabelli Securities, Inc. reported beneficial ownership of 137,234 shares, sole voting power as to 137,234 shares and sole dispositive power as to 137,234 shares; Gabelli Advisers, Inc. reported beneficial ownership of 1,800 shares, sole voting power as 1,800 shares and sole dispositive power as to 1,800 shares;

GAMCO Investors, Inc. reported beneficial ownership of 90,500 shares, sole voting power as to 90,500 shares and sole dispositive power as to 90,500 shares.

(3)	Pursuant to a Schedule 13G dated February 8, 2007 that reported their holdings as of December 31, 2006, filed jointly by ClearBridge Advisors, LLC and Smith Barney Fund Management LLC. According to this Schedule 13G/A, ClearBridge Advisors, LLC reported beneficial ownership of 1,144,700 shares, shared voting power as to 1,144,700 shares and shared dispositive power as to 1,144,700 shares; and Smith Barney Fund Management LLC reported beneficial ownership of 38,000 shares, shared voting power as to 38,000 shares and shared dispositive power as to 38,000 shares.

(4)	Pursuant to a Schedule 13G dated January 23, 2007 that reported their holdings as of December 31, 2006, filed jointly by Barclays Global Investors, NA, Barclays Global Fund Advisors, Barclays Global Investors, Ltd, Barclays Global Investors Japan Trust and Banking Company Limited and Barclays Global Investors Japan Limited. According to this Schedule 13G, Barclays Global Investors, NA reported beneficial ownership of 481,662 shares, sole voting power as to 419,852 shares and sole dispositive power as to 481,662 shares; Barclays Global Fund Advisors reported beneficial ownership of 609,808 shares, sole voting power as to 609,808 shares and sole dispositive power as to 609,808 shares; and Barclays Global Investors, Ltd reported beneficial ownership of 10,341 shares, sole voting power as to 10,341 shares and sole dispositive power as to 10,341 shares.

(5)	Pursuant to a Schedule 13G dated February 14, 2007 that reported its holdings as of December 31, 2006. According to this Schedule 13G, Wellington Management Company, LLP reported beneficial ownership of 871,425 shares, shared voting power as to 407,725 shares and shared dispositive power as to 871,425 shares.

(6)	The amounts shown include shares which may be acquired currently or within 60 days after May 11, 2007, through the exercise of stock options as follows: Mr. Blickenstaff, 388,847 shares; Dr. Buechler, 322,366 shares; Dr. Valkirs, 262,731 shares; Mr. Greene, 30,072 shares; Mr. Twomey, 228,487 shares; Mr. Hibberd, 139,371 shares; Mr. Smith, 40,072 shares; Dr. DeMaria, 17,572 shares; Mr. Wollaeger, 7,755 shares.

(7)	Includes 254,771 shares held in a trust for the benefit of Dr. Buechler’s family as to which Dr. Buechler has shared voting and investment power.

(8)	Includes 249,225 shares held of record by the Valkirs Family Trust as to which Dr. Valkirs has shared voting and investment power and 2,785 shares held by a family member as to which Dr. Valkirs has shared voting and investment power.

(9)	Includes 2,200 shares held in a trust for the benefit of Mr. Greene’s children as to which Mr. Greene has shared voting and investment power.

(10)	Includes 56,655 shares held in trust for the benefit of Mr. Twomey’s family as to which Mr. Twomey has shared voting and investment power.

(11)	Includes 9,075 shares held in a trust for the benefit of Mr. Hibberd’s family as to which Mr. Hibberd has shared voting and investment power.

(12)	Includes 5,000 shares held in trust for the benefit of Mr. Wollaeger’s family as to which Mr. Wollaeger has shared voting and investment power.

(13)	Includes as outstanding an aggregate of 1,616,120 shares which may be acquired currently or within 60 days after May 11, 2007 pursuant to the exercise of options. Also includes 576,926 shares held by family trusts for the benefit of family members of directors and executive officers as to which such directors and executive officers have shared voting and investment power.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company’s directors and executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, during fiscal 2006, all Section 16(a) filing requirements applicable to its officers, directors and greater than ten percent stockholders were complied with, except that Howard E. Greene, Jr. timely reported a transaction but reported an incorrect number of shares sold in the transaction. This error was corrected by filing a Form 4/A report, thereby amending the previous Form 4.

COMPENSATION DISCUSSION AND ANALYSIS

This section describes Biosite’s compensation program for officers of the Company, which includes an explanation of how compensation was determined in 2006 as well as the Company’s plans to evaluate compensation for the 2007 fiscal year.

Currently, Biosite has 18 officers, of which 8 are our executive officers. Our executive officers have significant policy making authority in the company, all play essential roles in key decision-making within Biosite, and several also have the broadest job responsibilities. We hold them accountable for the Company’s performance as a whole, and in certain cases we focus on specific areas of the business that they directly manage.

What person or group is responsible for determining the compensation levels of executive officers?

The Compensation Committee of the Biosite Board (the “Compensation Committee” or the “Committee”) reviews and determines the compensation to be paid to the Company’s officers, which also includes the implementation and administration of Biosite’s stock plans, stock purchase plans, cash bonus plans, deferred compensation plans and similar programs. The Compensation Committee also awards all inducement stock option awards to new employees under our 2002 Nonqualified Stock Incentive Plan, including officers.

The Compensation Committee works directly with the compensation and benefits professionals in Biosite’s human resources organization, who evaluate and present the Committee with information provided through independent, third-party surveys and other information collected from public sources for officers at peer companies. The Committee also receives the recommendations of the Company’s Chief Executive Officer and President on the compensation for other officers, and from time to time members of the committee also consult with other members of the board of directors. Historically, the Compensation Committee has not engaged third party consultants to advise the Committee on matters of cash or equity compensation. However, in early 2007 the Committee did engage a consultant, Radford Surveys + Consulting, to evaluate (1) the Company’s global equity compensation strategy, and (2) total compensation arrangements, including cash and equity components, for all of Biosite’s officers.

The Committee also considers the performance of the Company’s officers on an individual basis before determining the compensation arrangements for each of them. To do so, the Committee solicits the input of the Company’s Chief Executive Officer, President and Head of Worldwide Human Resources. In addition, the Committee members also judge performance by the exposure they get to Biosite’s operations as members of the Company’s board of directors. The Biosite Board participates in regular updates regarding the Company’s business priorities, strategies and results (financial and otherwise). These updates occur at least quarterly and typically more often for special circumstances or due to material developments in Biosite’s business or operations. In addition, both members of our Compensation Committee also serve as members of our Audit Committee of the Biosite Board. As a result of all of these activities, the Committee members have frequent interaction with and open access to officers, and considerable opportunity to evaluate the performance of the officers and the Company.

All members of the Company’s Compensation Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the NASDAQ listing standards).

What are the objectives of the Company’s compensation programs for its officers?

The objectives of the compensation program for all of our officers in 2006 were to recruit and retain key contributors, reward performance and hold our officers accountable for the financial performance of the company through a mix of direct compensation, equity compensation and other benefits. To do this, Biosite’s compensation program was based on the following key principles:

•	Pay-for-performance — Establish total cash compensation targets between the 50th and 75th percentiles of the Company’s peer group for officers with similar levels of experience; then use cash bonus amounts to pay better than an individual’s target compensation if the company exceeds its target financial objectives, and pay below an individual’s target compensation if the Company falls below its target financial objectives;

•	Recruitment and retention — Establish a mix of compensation targets and benefits that is externally competitive and internally equitable, so as to attract and retain key contributors; and

•	Balance of long-term and short-term perspective — Encourage focus on near-term and long-term interests of our stockholders by utilizing cash components of compensation to reward near-term performance and equity compensation to provide further incentive to achieve longer-term strategic objectives.

How has the Company’s peer group selected, and what companies comprise that group?

For 2006, the Committee compared each element of cash and equity compensation against a peer group of companies and research institutions that compete with the Company for key talent. The companies that comprise this group are in the healthcare, diagnostics, biotechnology and medical device industries and typically have revenue of less than $500 million and between 500-1,500 employees. The Committee also considered a few companies and non-profit research institutions that may not meet the specific set of selection criteria described above, but that may be relevant competitors for key talent in our local geographic region in Southern California.

For 2007, the Committee is re-evaluating its peer group. See “2007 Compensation Decisions” below.

What are the elements of officer compensation, and how does the Company determine the amount for each?

Biosite’s compensation program includes a mix of cash, equity and other benefits.

Annual Base Salary:

Biosite pays an annual salary to its employees, including its officers. This is the least variable form of compensation for the job of any officer. Annual base salary levels are determined in part through comparisons of the base salaries paid at the Company with the base salaries paid to officers within the peer group described above. Actual base salaries are based on each person’s specific job responsibilities, current contributions and performance and a comparison to compensation arrangements for persons in similar positions in the Company’s peer group. Although the Compensation Committee does not use a specific formula to set pay in relation to this market data, Biosite generally pays base salaries that are between the 40th and 60th percentiles of the Company’s peer group. Officers with the highest level of responsibility have the lowest percentage of their cash compensation fixed as base salary.

In setting base salaries for fiscal 2006, the Compensation Committee considered the following factors:

•	Total compensation of the Company’s officers as compared to persons performing similar functions at a group of defined peer companies;

•	Internal review of the officer’s compensation, both individually and relative to other officers; and

•	Individual performance of the officer.

Salary levels are typically considered annually during the March-April timeframe as part of our annual performance review process, as well as upon a promotion or other change in job responsibility.

Performance Cash Bonuses:

As part of Biosite’s compensation program and in order to maintain an appropriate pay-for-performance incentive program, the Company’s officers are eligible for cash compensation under the terms of the Company’s

Executive Bonus Plan (the “Bonus Plan”). Under the terms of the Bonus Plan, the Compensation Committee establishes performance objectives and annual target bonus amounts for each officer. In determining the appropriate level of target bonus for each officer, the Compensation Committee considers information provided through independent, third-party surveys and other information collected from public sources by Biosite’s human resources department for similar positions at peer companies, including the specific peer group described above. The Compensation Committee also considers its philosophy regarding the appropriate mix of incentive-based cash compensation relative to total compensation. In particular, officers with the highest level of responsibility have the highest percentage of their total target cash compensation comprised of a bonus component.

Typically in the first quarter of each calendar year, the Compensation Committee works with senior management to establish the annual target bonus amounts and performance objectives under the Bonus Plan for the year. For fiscal 2006, each officer’s target bonus under the Bonus Plan was a specified percentage of the officer’s base salary. The target annual bonus for officers ranges from 30% to 50% of an individual’s base salary. However, the Bonus Plan has no minimum or maximum payout; therefore an individual’s actual bonus could be lower or higher than the targeted percentages depending upon the achievement of the specified financial performance objectives for that year. In some cases, such as in connection with the hiring or promotion of a new officer, the Compensation Committee may agree to guarantee all or a portion of an individual’s bonus for a period of time.

The performance objectives for fiscal year 2006, described below, were approved in March 2006. For each performance objective there was a formula that established a specific cash payout for each officer based on a percentage of the individual’s base salary. For the 2006 fiscal year, the formula for payments under the Bonus Plan was a function of the following two factors: (i) our total worldwide revenues for the fiscal year ending December 31, 2006, as compared to total worldwide revenues in the prior year (except that for certain officers, this factor consisted of a comparison of our total U.S. product revenues or our total international product revenues for the fiscal year ending December 31, 2006 to the prior year) and (ii) our total worldwide operating income for the fiscal year ending December 31, 2006, as compared to total worldwide operating income in the prior year. With respect to both factors, the Company had to achieve a specified minimum for the applicable fiscal year in order for that factor to be considered in the determination of bonuses.

Because of this formula approach, in most cases the actual compensation mix of base salary and bonus is dependent on the achievement of the specific performance objectives under the Bonus Plan. Therefore, the mix may vary from year to year depending on how the Company performs against its financial performance objectives under the Bonus Plan. In fiscal 2006, as a result of the Company’s financial performance during the year, actual cash bonuses earned by the Company’s officers were well below the targeted bonus amounts, except in the case of two officers who received guaranteed bonus payments under the terms of their respective offer letters in connection with their hiring. Neither of these individuals is a Named Executive Officer.

The Compensation Committee may also award discretionary bonuses throughout the year based on the Company’s achievements and the individual’s contributions to those achievements, if it deems such an award to be appropriate. No such discretionary bonuses were paid in fiscal 2006.

Equity-Based Compensation:

Biosite grants equity-based compensation to employees, including the Company’s officers. The Compensation Committee believes that equity compensation promotes long-term focus, aligns our officers’ interests with those of our stockholders and helps us to attract, motivate and retain highly qualified and highly sought-after employees.

Equity compensation is also a potential reward for long-term value creation and serves as an incentive for employees who remain with the company and contribute on a long-term basis. Accordingly, the Committee believes that equity is the Company’s strongest compensation tool for long-term retention of its officers. Because members of our senior management team are highly regarded and are often recruited by other companies in the healthcare, diagnostics, biotechnology and medical device industries, the Compensation Committee considers equity compensation to be an essential element of total compensation.

Stock Options:  We offer stock options to all of our officers, and virtually all of Biosite’s full-time employees with the exception of certain employees outside the United States. Biosite has a long-standing practice of making annual stock option awards to the Company’s officers either concurrently with or promptly following the Company’s annual meeting of stockholders, which has typically been in June. The Company may also grant stock option awards in connection with the hiring or promotion of a person to an officer role. Stock option awards to all officers are granted with an exercise price equal to the closing price of the Company’s stock on the date of grant.

Generally, options granted to officers vest over a four-year period, except that no options are exercisable for the first six months after the date of grant. Vesting ceases should the individual terminate his or her service to the Company. These vesting provisions of the stock options serve to retain qualified employees, providing continuing benefits to the Company beyond those achieved in the year of grant.

In determining whether to grant stock options to an officer, the Compensation Committee evaluates the officer’s performance. Historically, stock option award levels have varied among participants based on their positions within the Company. The Compensation Committee further considers the number of stock options previously granted to each officer and the extent to which such outstanding options are vested and the Compensation Committee’s own knowledge of industry practice. The Compensation Committee also considers the number of shares that remain available for future grant under available stock option plans and weighs the merits of preserving those shares for future option grants against the need for grants to current employees who may already hold significant numbers of options. In June 2006, our stockholders rejected a proposal to increase the number of shares reserved for future issuance under our 1996 Stock Incentive Plan (the “1996 Plan”), which is the stock plan we primarily use to make stock option awards to our current employees, including our officers. Because of the stockholder vote, and the resulting limited number of shares available under our 1996 Plan, the Company did not make any stock option awards to any officer of the Company during 2006, except in connection with the promotion of two Vice Presidents who are not executive officers.

Until late 2006, we did not have a program, plan or practice to coordinate equity grants with the release of material information; however, during 2006 we did delay the grant of options to the two officers referenced above and to our non-employee directors during a period in which the Company was in possession of material information. In October 2006, the Company adopted a written stock option grant practices policy, which requires all stock option grants to be approved on or prior to the effective date of grant and that the exercise prices of all stock options must be equal to the fair market value of the Common Stock on the effective date of grant. In addition, pursuant to the policy, annual stock option grants awarded to officers of the Company will typically be effective as of the first business day of the first calendar month following the Company’s annual stockholder meeting and will be approved by the Compensation Committee during open trading periods only. Promotional or discretionary stock option grants to officers of the Company will be effective as of the first business day of the first calendar month following the approval, and must be approved by the Company’s Compensation Committee during open trading periods only. Stock options granted to newly hired officers of the Company cannot be effective earlier than the individual’s start date, and must be approved by the Company’s Compensation Committee; however, the stock option grant date is not dependent on the timing of open trading periods.

Employee Stock Purchase Plan:  Biosite offers its employee stock purchase plan (“ESPP”) to eligible employees, which includes all of the officers, in order to allow them to share in the success of the company. The ESPP enables eligible employees to purchase Biosite stock at a discount from the market price. Eligibility and contribution limits applicable to the ESPP apply universally to all eligible employees. Each offering under our ESPP is for 24 months, and each offering contemplates four sequential purchase periods of six months each. Generally speaking, the purchase price at the end of each purchase period is 85% of the lower of: (1) the fair market value (the “FMV”) on the first day of the offering, or (2) the FMV on the last day of the applicable purchase period. In the event that the FMV on the last day of the applicable purchase period is lower than the FMV on the first day of the offering, a new offering period of 24 months will begin.

Change in Control Protections:

All Biosite employees, including the officers, are employed “at will” and do not have employment agreements. However, the Company does have a Change in Control Severance Benefit Plan (the “Severance Plan”) that applies to its officers, directors and selected other non-officer employees. The Severance Plan is designed to promote stability and continuity of senior management.

The Severance Plan provides that if an eligible employee is terminated for any reason other than for Cause or resigns for Good Reason (each as defined in the Severance Plan) within two months prior to or 13 months following a Change in Control (as defined in the Severance Plan), the employee would continue to receive his or her base salary and health insurance benefits for a specified period following the change in control. For our Chief Executive Officer and President, this period will be 24 months; for our Vice Presidents, this period will be 18 months; and for other eligible employees, this period will be as determined by the Compensation Committee of the Biosite Board, but will not exceed 24 months. In addition, such employee would receive immediate full vesting of all stock options and other equity awards and would be entitled to exercise all of his or her stock options for 24 months beyond the original post-termination exercise period set forth in such employee’s stock option agreement.

Other Benefit Plans and Arrangements:

Nonqualified Deferred Compensation:  The Company’s officers, in addition to certain other U.S.-based eligible employees, are entitled to participate in the Company’s 409A Nonqualified Deferred Compensation Plan (the “Deferred Compensation Plan”). Pursuant to the Deferred Compensation Plan, participants may annually elect to defer up to 25% of their base salary and 100% of bonuses and/or commissions.

401(k) Plan:  In addition, we maintain a retirement savings plan, or a 401(k) Plan, which currently permits eligible employees, including all of our officers, to elect to defer their compensation up to the statutorily prescribed limit. The Company may, but has not yet, matched employee contributions or made discretionary contributions to the 401(k) Plan. An employee’s interests in his or her deferrals are 100% vested when contributed. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As such, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employee until distributed from the 401(k), and all contributions are deductible by the Company at the time of the contribution.

Health Related Benefits:  All of our U.S. based officers are eligible under the same plans as all other U.S. based employees for medical, dental, vision, disability and life insurance. These benefits are intended to be competitive with benefits offered by other companies in the healthcare, diagnostics, biotechnology and medical device industries and local practices. The cost of employee benefits is partially borne by the employee, including each officer. There is no difference in the cost of those benefits borne by the Company’s officers as compared to any other similarly situated employee. However, our three co-founders, Mr. Blickenstaff and Drs. Buechler and Valkirs, each receive supplemental life insurance with limits of $250,000. In 2006, premiums in the amounts of $1,042.50, $965.00 and $1,127.50 were paid for each of such supplemental life insurance policies for Mr. Blickenstaff, Dr. Buechler and Dr. Valkirs, respectively. Supplemental life insurance benefits are not generally funded by the Company for any other employee, except for our three co-founders.

Relocation Assistance:  In connection with the recruitment of officers, if appropriate, the Company provides for relocation assistance that is determined by the specific circumstances of the officers’ relocation and generally consists of (a) final move travel, (b) movement of household goods, (c) 30 days of household goods storage, (d) a lump sum for additional costs associated with relocation which could include temporary housing, closing costs, rental car and other such expenses. In cases where we recruit an individual from a lower-cost housing market, as compared to the market near our headquarters in San Diego, California, the Company has in some instances offered a mortgage allowance. This mortgage allowance is a monthly amount paid for a defined period of time, typically between three to five years following purchase of a single family dwelling, to help compensate for increase in the cost of housing compared to the officers’ previous location. In 2006, two of the Company’s officers, including one executive officer that is not a Named Executive Officer, received mortgage allowances. Generally, the Company does not provide tax gross up assistance to officers for amounts paid on the officers’ behalf related to relocation, though the Company may provide tax gross up assistance as it deems necessary. No tax gross up assistance was paid in 2006. All relocation assistance and benefits to officers are approved by the Compensation Committee.

Car Allowances:  In the recruitment of officers it has been necessary to provide for car allowances in the form of monthly payments, to certain officers based on the position or the officers’ location. Three of the Company’s officers, including two executive officers that are not Named Executive Officers, received monthly car allowances in 2006.

Expatriate Benefits:  One of our executive officers resides outside the United States in order to perform the primary responsibilities of his position. He receives expatriate benefits that are comparable to the benefits we offer to other employees who are on expatriate assignments, including an Oversees Premium equal to 10% of base salary, a Cost of Living Adjustment (COLA) Allowance, a Housing Differential Allowance, a Company car, Home Leave, Tax Equalization, Tax Assistance and Repatriation assistance.

Is Compensation Deductible by the Company?

It is the Company’s policy generally to qualify compensation paid to officers for deductibility under Section 162(m) of the Code. Section 162(m) generally prohibits the Company from deducting the compensation of officers that exceeds $1,000,000 unless that compensation is based on the achievement of objective performance goals. The Company’s 1996 Plan and the Company’s 2002 Nonqualified Stock Incentive Plan are structured to qualify stock options, restricted share and stock unit awards under such plans as performance-based compensation and to maximize the tax deductibility of such awards. However, the Company reserves the discretion to pay compensation to its officers that may not be deductible.

2007 Compensation Decisions

In the first quarter of 2007, the Compensation Committee engaged a well-respected compensation consulting firm to evaluate the pay practices and compensation programs of its officers and develop recommendations for the Company’s officer compensation programs. As part of this analysis, the consulting firm would validate or recommend revising, as necessary, the list of peer companies that would be utilized in assessing the competitive pay practices in the marketplace. In anticipation of the results of and recommendations resulting from this analysis, the Compensation Committee postponed its regular schedule for establishing the compensation programs for its officers to late March 2007.

The compensation consulting firm presented a report of its findings and recommendations to the Compensation Committee in March 2007. Based on the consulting firm’s recommendations and findings, in April 2007 the Compensation Committee approved base salary increases, target annual bonus amounts and associated bonus plan metrics for the Company’s officers. The target annual bonus amounts generally range from 35% to 50% of the applicable officer’s base salary. At the time of the submission of this Compensation Discussion and Analysis (the “CD&A”) and as a result of the activities that led up to the May 17, 2007 announcement of the Merger Agreement with Inverness, the Compensation Committee has not yet established the final individual performance objectives (which comprise one component of the bonus plan metrics) for its 2007 Bonus Plan. In the covenants associated with the merger agreement, the Compensation Committee maintains the right to establish and formalize such objectives prior to the completion of the Merger.

In addition, in May 2007 the Compensation Committee approved various matters in connection with the transactions contemplated by the Merger Agreement. The matters approved by the Compensation Committee included, among other things, the treatment of Company stock options, the provision of employee benefits and the provision of a directors’ and officers’ liability insurance policy under the Merger Agreement, as well as the terms of the separate Non-Competition, Non-Disclosure and Intellectual Property Assignment Agreements dated May 17, 2007 (the “Non-Competition Agreements”) entered into by Inverness and the Company with Mr. Blickenstaff and Drs. Buechler and Valkirs. Please refer to the Schedule 14D-9 for a more detailed description of such matters.

Accounting for Stock-Based Compensation

Beginning on January 1, 2006, the Company began accounting for stock-based payments in accordance with the requirements of FASB Statement 123(R).

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the CD&A required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Biosite Board that the CD&A be included in this Information Statement.

Compensation Committee
Timothy J. Wollaeger, Chairman
Lonnie M. Smith

EXECUTIVE COMPENSATION

The following table shows, for fiscal 2006, the compensation awarded or paid to, or earned by, the Chief Executive Officer, Chief Financial Officer and Biosite’s three other most highly compensated executive officers at December 31, 2006 (the “Named Executive Officers”):

Summary Compensation Table For Fiscal 2006

				Option	All Other
		Salary	Bonus	Awards	Compensation	Total
Name and Principal Position	Year	($)(1)(2)	($)	($)(3)	($)(4)	($)

Kim D. Blickenstaff	2006	574,304	36,143	1,704,830	4,075	2,319,352
Chief Executive Officer and Chairman of the Board of Directors
Christopher J. Twomey	2006	325,000	20,323	892,954	7,330(5)	1,245,607
Senior Vice President, Finance, Chief Financial Officer and Secretary
Kenneth F. Buechler, Ph.D.	2006	442,947	27,889	1,571,275	3,272	2,045,383
President and Chief Scientific Officer
Gunars E. Valkirs, Ph.D.	2006	231,665	14,570	918,639	2,268	1,167,142
Senior Vice President, Biosite Discovery
Christopher R. Hibberd	2006	310,000	15,508	727,153	684	1,053,345
Senior Vice President, Corporate Development

(1)	Includes pre-tax amounts deferred by each individual under the 401(k) Plan.

(2)	Includes amounts deferred by each individual under the Deferred Compensation Plan. Individuals may elect to defer salary and bonus amounts under the plan on a pre-tax basis.

(3)	Represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2006 for the fair value of stock options granted in prior fiscal years, in accordance with SFAS 123R. Assumptions used in the calculation of this amount are included in the “Notes to Consolidated Financial Statements, Stock-Based Compensation” of the Company’s audited financial statements for the fiscal year ended December 31, 2006.

(4)	Amounts represent payments on behalf of each individual for group term life insurance and separate term life insurance. Also includes premiums paid to Jackson National Life Insurance Company, which is a private, individual life insurance policy in place for the founders of the Company.

(5)	Includes amounts paid to Mr. Twomey pursuant to a cash-out of earned vacation time.

Grants of Plan-Based Awards

No stock options or stock awards were granted to any of the Company’s named executive officers in fiscal 2006.

Outstanding Equity Awards in 2006

The following table shows for fiscal 2006, certain information regarding outstanding equity awards at fiscal year end for the Named Executive Officers:

	Option Awards
	Number of	Number of
	Securities Underlying	Securities Underlying		Option
	Unexercised Options	Unexercised Options		Exercise	Option
	(#)	(#)		Price	Expiration
Name	Exercisable	Unexercisable		($)	Date

Kim D. Blickenstaff	82,811	—		31.63	06/02/2010
	100,000	—		41.56	06/14/2011
	55,000	—		24.95	06/18/2012
	61,900	8,100	(1)	47.66	06/18/2013
	31,685	18,315	(1)	44.18	06/18/2014
	7,500	7,500	(2)	49.15	10/22/2014
	24,375	40,625	(2)	53.38	06/17/2015
Christopher J. Twomey	12,500	—		13.88	05/21/2008
	50,000	—		31.63	06/02/2010
	50,000	—		41.56	06/14/2011
	37,500	—		24.95	06/18/2012
	30,950	4,050	(1)	47.66	06/18/2013
	15,843	9,157	(1)	44.18	06/18/2014
	5,000	5,000	(2)	49.15	10/22/2014
	13,125	21,875	(2)	53.38	06/17/2015
Kenneth F. Buechler, Ph.D.	10	—		13.88	05/21/2008
	75,000	—		31.63	06/02/2010
	75,000	—		41.56	06/14/2011
	27,786	—		24.95	06/18/2012
	70,743	9,257	(1)	47.66	06/18/2013
	22,180	12,820	(1)	44.18	06/18/2014
	7,500	7,500	(2)	49.15	10/22/2014
	20,625	34,375	(2)	53.38	06/17/2015
Gunars E. Valkirs, Ph.D.	11,782	—		10.00	06/09/2009
	71,274	—		31.63	06/02/2010
	45,000	—		41.56	06/14/2011
	56,250	—		24.95	06/18/2012
	35,372	4,628	(1)	47.66	06/18/2013
	15,843	9,157	(1)	44.18	06/18/2014
	2,500	2,500	(2)	49.15	10/22/2014
	1,500	1,500	(2)	54.76	11/29/2014
	10,500	17,500	(2)	53.38	06/17/2015
Christopher R. Hibberd	2,000	—		13.88	05/21/2008
	20,000	—		31.63	06/02/2010
	40,000	—		41.56	06/14/2011
	15,000	—		24.95	06/18/2012
	22,107	2,893	(1)	47.66	06/18/2013
	10,773	6,227	(1)	44.18	06/18/2014
	5,000	5,000	(2)	49.15	10/22/2014
	13,125	21,875	(2)	53.38	06/17/2015

(1)	The shares underlying this option vest daily over a four-year period commencing on the date of grant, except that no options are exercisable for the first six months after the date of grant.

(2)	The shares underlying this option vest in sixteen equal quarterly installments over a four-year period commencing on each quarterly anniversary of the applicable vesting commencement date, except that no options are exercisable for the first six months after the date of grant.

Option Exercises

The following table shows for fiscal 2006, certain information regarding option exercises during the last fiscal year with respect to the Named Executive Officers:

Option Awards
Number of
	Shares	Value
	Acquired on	Realized on
	Exercise	Exercise
Name	(#)	($)

Kim D. Blickenstaff	—	—
Christopher J. Twomey	—	—
Kenneth F. Buechler, Ph.D.	14,000	499,284
Gunars E. Valkirs, Ph.D.	—	—
Christopher R. Hibberd	—	—

Pension Benefits

The Company has no pension plans that provide for retirement payments or benefits.

Non-qualified Deferred Compensation

The following table shows for fiscal 2006, certain information regarding non-qualified deferred compensation benefits for the Named Executive Officers:

	Executive		Aggregate		Aggregate
	Contributions		Earnings		Balance
	in Last FY		in Last FY		at Last FYE
Name	($)		($)		($)

Kim D. Blickenstaff	—		—		—
Christopher J. Twomey	49,545	(1)	63,750	(2)	620,707
Kenneth F. Buechler, Ph.D.	—		—		—
Gunars E. Valkirs, Ph.D.	—		—		—
Christopher R. Hibberd	—		—		—

(1)	Consists of amounts reflected in the Summary Compensation Table.

(2)	Consists of amounts not reflected in the Summary Compensation Table.

Deferred Compensation Plan

In March 2005, we completed the implementation of the Deferred Compensation Plan for the benefit of a select group of our management or highly compensated employees, including our executive officers. The Deferred Compensation Plan is intended to comply with Section 409A of the Code. The Deferred Compensation Plan is an unfunded arrangement and is intended to be exempt from the requirements of the Employee Retirement Income Security Act of 1974, as amended, or ERISA.

A participant in the Deferred Compensation Plan may annually elect to defer up to 25% of their base salary and 100% of bonuses and/or commissions. The deferred compensation is contributed to either a retirement account or an in-service account established by the participant at the time the deferral election is made. These marketable securities investments are classified as trading securities. The Company may also make discretionary contributions to participants’ accounts in the future, although they do not currently do so. Amounts contributed to participants’ accounts through participant deferrals or through our discretionary contributions are generally not subject to income tax until they are distributed from the accounts. All contributions made by participants are vested immediately. Any discretionary contributions made by us in the future, if any, are subject to such vesting arrangements as we may determine.

Amounts credited to a retirement account are distributed upon the retirement of a participant, in a lump sum or in annual installments during a specified number of years after retirement. Amounts credited to an in-service account are distributed at the beginning of a year selected by the participant that is no sooner than a specified number of years after the year the deferral election is made, in a lump sum or in annual installments during a specified number of years after the initial distribution. In the event of a participant’s disability, death or, subject to certain limitations set forth in the Deferred Compensation Plan, a participant’s termination of employment, all amounts credited to his or her account are distributed immediately in a lump sum. Early distributions may be permitted in the event of unforeseeable emergencies. A participant may from time to time designate one or more persons as his or her beneficiaries entitled to receive distributions under the Deferred Compensation Plan.

Potential Payments Upon Termination or Change in Control

The Company’s 1996 Plan and its Deferred Compensation Plan each provide that the Compensation Committee of the Biosite Board may determine that options, restricted shares, stock units and SARs granted under such plan (“Plan Grants”), at the time of granting such Plan Grant or thereafter, shall become fully vested and exercisable as to all shares of common stock subject to such Plan Grant in the event that a change in control occurs with respect to the Company.

On October 22, 2004, we adopted the Severance Plan to provide severance benefits to certain eligible employees and directors upon selected terminations of service in connection with a Change in Control (as defined in the Severance Plan). Generally, eligible employees under the Severance Plan include our Chief Executive Officer, our President, our Vice Presidents and any other individuals designated by the Biosite Board or the Compensation Committee thereof.

The Severance Plan provides that if an eligible employee is terminated for any reason other than for Cause or resigns for Good Reason (each as defined in the Severance Plan) within two months prior to or 13 months following a Change in Control, the employee would continue to receive his or her base salary and health insurance benefits for a specified period following the Change in Control. For our Chief Executive Officer and President, this period will be 24 months; for our Vice Presidents, this period will be 18 months; and for other eligible employees, this period will be as determined by the Compensation Committee of the Biosite Board, but will not exceed 24 months. In addition, such employee would receive immediate full vesting of all stock options and other equity awards and would be entitled to exercise all of his or her stock options for 24 months beyond the original post-termination exercise period set forth in such employee’s stock option agreement.

The Severance Plan also provides that each of our non-employee directors would receive immediate full vesting of all stock options and other equity awards in the event such director is terminated or resigns concurrently with or following a Change in Control. In addition, each of our non-employee directors would be entitled to exercise all of his or her stock options for 24 months beyond the original post-termination exercise period set forth in such director’s stock option agreement.

The amount of severance and other benefits for each named executive officer in the event a qualifying termination under the Severance Plan had occurred at December 31, 2006 is set forth below.

			Accelerated
	Aggregate	Continuation of	Vesting
	Severance	Insurance	of Stock
Name	Payment ($)	Benefit ($)	Options ($)

Kim D. Blickenstaff	1,156,200	21,984	95,170
Christopher J. Twomey	487,500	16,830	47,583
Kenneth F. Buechler, Ph.D.	891,750	22,272	70,885
Gunars E. Valkirs, Ph.D.	349,524	12,609	48,271
Christopher R. Hibberd	465,000	16,830	32,523

(1)	Based on fiscal 2006 salary.

(2)	Accelerated vesting of stock option amounts were determined by measuring the difference between the most recent closing price of the Common Stock as of December 31, 2006 and the exercise price of the named executive officer’s unvested stock options.

The named executive officers are also entitled to receive certain benefits in connection with a termination or change in control as set forth in the Merger Agreement and the Non-Competition Agreements, as applicable.

Compensation Committee Interlocks and Insider Participation

The members of the Company’s Compensation Committee during fiscal 2006 were Messrs. Wollaeger (Chair) and Smith. There were no interlocks or other relationships among the Company’s executive officers and directors that are required to be disclosed under applicable executive compensation disclosure regulations.

DIRECTOR COMPENSATION

The following table shows, for fiscal 2006, certain information with respect to the compensation of all non-employee directors of the Company:

	Fees Earned or		Option
	Paid in Cash		Awards	Total
Name	($)		($)(2)	($)

Anthony DeMaria, M.D.(3)	30,000		137,791	167,791
Howard E. Greene, Jr.(4)	44,750	(1)	137,791	182,541
Lonnie M. Smith(5)	50,750		137,791	188,541
Timothy J. Wollaeger(6)	53,750		137,791	191,541

(1)	Under the 1996 Plan, directors may elect to defer their fees until they terminate service with the Biosite Board. The deferred fees shall be deemed invested in Common Stock and will be paid in cash in a lump sum or installments as determined by the Company. Under this arrangement, Howard E. Greene, Jr. has deferred fees equivalent to 879.68 stock units that he earned in fiscal 2006. To date, no other directors have elected to defer their fees.

(2)	Represents the dollar amount recognized for financial statement reporting purposes with respect to fiscal 2006 for the fair value of stock options granted in fiscal 2006 and in prior fiscal years, in accordance with SFAS 123R. Assumptions used in the calculation of this amount are included in the “Notes to Consolidated Financial Statements, Stock-Based Compensation” of the Company’s audited financial statements for the fiscal year ended December 31, 2006.

(3)	Dr. DeMaria has options to purchase 25,000 shares outstanding under the Company’s 1996 Plan as of December 31, 2006.

(4)	Mr. Greene has options to purchase 37,500 shares outstanding under the Company’s 1996 Plan as of December 31, 2006.

(5)	Mr. Smith has options to purchase 47,500 shares outstanding under the Company’s 1996 Plan as of December 31, 2006.

(6)	Mr. Wollaeger has options to purchase 15,183 shares outstanding under the Company’s 1996 as of December 31, 2006.

Compensation of Directors

On January 14, 2005, the Biosite Board approved a compensation program for non-employee directors of the Company. Under this compensation program, each non-employee director receives an annual retainer payment at the beginning of each fiscal year with a portion of the retainer paid upfront and the remaining retainer paid in four equal quarterly installments throughout the year. Additionally, each non-employee director that is a member of a committee receives an additional annual retainer paid in equal quarterly installments throughout the year. Members of the Compensation Committee receive $9,000 annually and members of the Nominating and Corporate Governance Committee receive $3,000 annually. On April 26, 2006, the Biosite Board approved certain increases to the compensation program for the Company’s non-employee directors. Effective April 1, 2006, the annual retainer payment for service as a director of the Company was increased from $22,000 per year to $32,000 per year. In addition, the annual retainer payment for service as a member of the Audit Committee was increased from $9,000 per year to $10,000 per year, also effective April 1, 2006. The members of the Biosite Board are also eligible for reimbursement for their expenses incurred in attending Biosite Board meetings in accordance with Company policy.

Each non-employee director of the Company also receives stock option grants under the 1996 Plan. Options granted to non-employee directors under the 1996 Plan are intended by the Company not to qualify as ISOs under the Internal Revenue Code of 1986, as amended (the “Code”). Typically, at each annual meeting of our stockholders following a non-employee director’s election to the Biosite Board, such non-employee director will be granted a non-statutory option to purchase 5,000 shares of our common stock. However, in fiscal 2006, the grant of non-employee director options was deferred until November 1, 2006. The number of options issued to each non-employee director was not changed. In addition, any non-employee director that is elected to the Biosite Board for the first time will be granted a non-statutory option to purchase 10,000 shares of Common Stock upon such election. Each such option will be granted under the 1996 Plan and will have an exercise price equal to the fair market value of Common Stock on the date of grant. In addition, each such option will vest in sixteen equal quarterly installments over four years (on each quarterly anniversary of the applicable vesting commencement date) and the vested portion thereof will be exercisable until ten years following the date of grant or, if earlier, 90 days following the termination of the applicable non-employee director’s service. Such vesting is subject to acceleration, and such post-termination exercise period is subject to extension, in accordance with the Severance Plan.

In October 2006, the Company adopted a written stock option grant practices policy, which requires all stock option grants to be approved on or prior to the effective date of grant and that the exercise prices of all stock options must be equal to the fair market value of the Common Stock on the effective date of grant. In addition, pursuant to the policy, annual stock option grants awarded to non-employee directors will typically be effective as of the first business day of the first calendar month following the Company’s annual stockholder meeting and will be approved by the Compensation Committee during open trading periods only.

Under the 1996 Plan, directors may elect to defer their fees until they terminate service with the Biosite Board. The deferred fees shall be deemed invested in Common Stock and will be paid in cash in a lump sum or installments as determined by the Company.

RELATED-PERSON TRANSACTIONS

Review, Approval or Ratification of Related-Person Transactions

The Company’s legal department is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related-person transactions and for then determining, based on the facts and circumstances, whether the company or a related person has a direct or indirect material interest in the transaction. In addition, pursuant to its charter, the

Audit Committee reviews and approves or ratifies any related-person transaction. In the course of its review and approval or ratification of a related-party transaction, the Audit Committee may consider:

•	the nature of the related person’s interest in the transaction;

•	the material terms of the transaction, including, without limitation, the amount and type of transaction;

•	the importance of the transaction to the related person;

•	the importance of the transaction to the Company;

•	whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and

•	any other matters the committee deems appropriate.

For purposes of our practices and this discussion, a “related-person transaction” is a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which the Company and any “related person” are participants involving an amount that exceeds $120,000 in the applicable fiscal year. Transactions involving compensation for services provided to the Company as an employee, director, consultant or similar capacity by a related person are not covered by this policy. A related person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons.

Related-Person Transactions During Fiscal 2006

During fiscal 2006, Julie A. Doyle was Biosite’s Director of Medical Education. Dr. Doyle shares the same household as Dr. Kenneth F. Buechler, the Company’s President and Chief Scientific Officer. In fiscal 2006, Dr. Doyle earned $164,556 in salary and $4,306 in bonus and she received a stock option award in June 2006 to purchase 3,570 shares of the Common Stock at an exercise price of $46.24 per share. $80,668 was recognized by the Company for financial statement reporting purposes for fiscal 2006 in accordance with SFAS 123R with respect to stock option awards made to Dr. Doyle for fiscal 2006 and prior years. Assumptions used in the calculation of this amount are included in the “Notes to Consolidated Financial Statements, Stock-Based Compensation” of the Company’s audited financial statements for the fiscal year ended December 31, 2006.

In December 2006, the Company entered into a separation agreement with Dr. Doyle in connection with her separation from the Company (the “Separation Agreement”). This Separation Agreement was effective as of January 1, 2007. Under the Separation Agreement, Dr. Doyle has fully released the Company from any and all claims relating to her separation from the Company. In consideration for the release, Dr. Doyle received a lump sum payment of $44,739, which equals 14 weeks of her base salary in effect as of the separation date, less applicable withholdings and deductions. In addition, Dr. Doyle will also be reimbursed for the cost of her medical, dental and vision benefits through April 30, 2007 and she may also receive up to three months of outplacement services. In the event Dr. Doyle does not secure comparable reemployment on or before April 10, 2007, Dr. Doyle may also receive up to an additional $63,913, which is equal to an additional 20 weeks of her base salary in effect as of the separation date.

Joseph A. Buechler is the brother of Dr. Kenneth F. Buechler, the Company’s President and Chief Scientific Officer. Joseph Buechler serves as the Company’s Senior Director of Antibody Development. Joseph Buechler earned $180,440 in salary and $24,705 in bonus for fiscal 2006 and he received an stock option award in June 2006 to purchase 5,000 shares of the Common Stock at an exercise price of $46.24 per share. $153,099 was recognized by the Company for financial statement reporting purposes for fiscal 2006 in accordance with SFAS 123R with respect to stock option awards made to Joseph Buechler for fiscal 2006 and prior years. Assumptions used in the calculation of this amount are included in the “Notes to Consolidated Financial Statements, Stock-Based Compensation” of the Company’s audited financial statements for the fiscal year ended December 31, 2006.

ANNEX II

PERSONAL AND CONFIDENTIAL

May 16, 2007

Board of Directors
Biosite Incorporated
9975 Summers Ridge Road
San Diego, CA 92121

Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Biosite Incorporated (the “Company”) of the $92.50 per Share in cash proposed to be received by holders of Shares in the Tender Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of May 16, 2007 (the “Agreement”), by and among Inverness Medical Innovations, Inc. (“Parent”), Inca Acquisition, Inc. (“Purchaser”), a wholly owned subsidiary of Parent, and the Company. The Agreement provides for a tender offer for all of the Shares (the “Tender Offer”) pursuant to which Purchaser will pay $92.50 per Share in cash for each Share accepted. The Agreement further provides that, following completion of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger”) and each outstanding Share (other than Shares held in the treasury of the Company or already owned by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent or the Company or Appraisal Shares (as defined in the Agreement)) will be converted into the right to receive $92.50 in cash.

Goldman, Sachs & Co. and its affiliates, as part of their investment banking business, are continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and other transactions as well as for estate, corporate and other purposes. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the transaction contemplated by the Agreement (the “Transaction”). We expect to receive fees for our services in connection with the Transaction, all of which are contingent

Board of Directors
Biosite Incorporated
May 16, 2007
Page Two

upon consummation of the Transaction, and the Company has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement. In addition, we have provided certain investment banking services to the Company from time to time, including having acted as arranger in connection with a $30 million open market share buyback and a $100 million accelerated share buyback in 2006. We also may provide investment banking services to the Company, Parent and their respective affiliates in the future. In connection with the above-described investment banking services we have received, and may receive, compensation.

Goldman, Sachs & Co. is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, risk management, hedging, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Goldman, Sachs & Co. and its affiliates may provide such services to the Company, Parent and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of the Company, Parent and their respective affiliates for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 2006; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management, including the base case forecast for the Company (the “Forecast”). We also have held discussions with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of the Company. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the healthcare industry specifically and in other industries generally and performed such other studies and analyses, and considered such other factors, as we considered appropriate.

We have relied upon the accuracy and completeness of all of the financial, accounting, legal, tax and other information discussed with or reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed with your consent that the Forecast has been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Our advisory services and the opinion expressed herein are provided for your information and assistance in connection with your consideration of the Transaction and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Tender Offer or how any holder of Shares should vote with respect to the Merger.

Board of Directors
Biosite Incorporated
May 16, 2007
Page Three

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the $92.50 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair from a financial point of view to such holders.

Very truly yours,

/s/  Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or

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substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the

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merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

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(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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